UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

Global Power Equipment Group Inc.

(Exact name of registrant as specified in its charter)

Delaware	73-1541378
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6120 S. Yale, Suite 1480

Tulsa, OK 74136

(918) 488-0828

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.01 per share	NASDAQ Global Market

Securities to be registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Statements we make in this registration statement that express a belief, expectation or intention or otherwise are not limited to recounting historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to various risks, uncertainties and assumptions, including those noted under the headings “Cautionary Statement Regarding Forward Looking Statements” and “Risk Factors” in Items 1 and 1A of this registration statement.

Item 1.	Business.

Overview

Global Power Equipment Group Inc. is a leading comprehensive provider of power generation equipment and maintenance services for customers in the domestic and international energy, power infrastructure and service industries.

We design, engineer and manufacture a comprehensive range of auxiliary power and heat recovery equipment primarily used to enhance the efficiency and facilitate the operation of gas turbine power plants as well as for other industrial, energy and power-related applications. With a strong competitive position in our product lines, we benefit from a large installed base of equipment in domestic and international markets.

We provide on-site specialty, maintenance and outage management services for commercial nuclear reactors and specialty, maintenance and other industrial services to fossil-fuel and hydroelectric power plants and other industrial operations in the United States. These services include a comprehensive range of industrial maintenance, modification and construction services for power generation, pulp and paper, chemical, refining, manufacturing and other industrial markets. We also combine our services and equipment resources to offer turn-key solutions for aftermarket repair applications for the North American gas turbine power generation, hydrocarbon and cogeneration market segments.

Through predecessor entities, we have over 40 years of experience providing custom engineered products that are critical for the operation of gas turbine power plants and more than 18 years of experience providing complex outage shutdown services to operators of nuclear power plants as well as other industrial maintenance services. Our current corporate structure, in which Global Power Equipment Group Inc. acts through operating subsidiaries, dates to 2001 when we made our initial public offering and listed our stock on the New York Stock Exchange. We acquired our nuclear plant and other industrial services capabilities through a transaction completed in April 2005.

We and all of our U.S. subsidiaries filed voluntary Chapter 11 petitions under the United States Bankruptcy Code on September 28, 2006. We successfully exited Chapter 11 on January 22, 2008 pursuant to an approved Plan of Reorganization. Since our emergence from bankruptcy, our common stock has been quoted on the over-the-counter “Pink Sheets” under the symbol “GLPW.” For detail regarding the events leading to, certain consequences of, and the terms of our emergence from bankruptcy, see the discussion below in Item 1 under the heading “Bankruptcy Reorganization.”

Business Segments

We operate through two business segments which we refer to as our Products Division and our Services Division. For information about our segments see Note 12 to our consolidated financial statements included in this Form 10.

Through our Products Division, we engineer, design and fabricate products worldwide for the gas turbine power generation, energy and process industries. We supply auxiliary power equipment and components under the Braden Manufacturing and Consolidated Fabricators brands and heat recovery boilers under the Deltak brand. A significant portion of our products revenue originates outside of the United States.

Through our Services Division, we provide industrial technical services under the Williams Industrial Services Group brand, focusing on specialty services, outage management and overhaul of power facilities and other heavy industrial plants. All of our services revenue is from operations conducted in the United States.

Revenues by segment for 2009, 2008 and 2007 are as follows (in thousands):

	For the Years Ended December 31,
	2009		2008		2007
Products Division	$193,150	36%	$311,603	56%	$208,085	52%
Services Division	347,460	64%	245,161	44%	195,333	48%

	$540,610		$556,764		$403,418

Products Division

We sell our products to the gas turbine power generation, hydrocarbon and cogeneration market segments. Our principal customers are gas turbine original equipment manufacturers and engineering, procurement and construction contractors. We also provide replacement parts, filter elements and aftermarket retrofit equipment to both original equipment manufacturers and end users. Our products are critical to the efficient operation of gas turbine power plants and are custom engineered to meet customer-specific requirements. We manufacture and sell two primary product lines: auxiliary power equipment and heat recovery equipment.

The contracts under which we sell our products are generally fixed-price and may be either “lump sum bid” or “negotiated fixed-price” contracts. Under lump sum bid contracts, we bid against other contractors based on relatively fixed customer specifications. In the case of negotiated fixed-price contracts, we are selected as the contractor before negotiating a price with the customer and often before the full scope and detail of the work to be performed has been determined.

Auxiliary Power Equipment. We provide a comprehensive range of products critical to the operation of gas turbine power plants through our Braden Manufacturing subsidiary, headquartered in Tulsa, Oklahoma. Our auxiliary power equipment product offerings, which we market under the Braden and Consolidated Fabricators brand names, include:

•

Filterhouses. A filter house cleans debris, dirt and other contaminants from the air that enters the turbine, using either a barrier filter or a pulse filter. Barrier filters use a series of filter elements contained in a large filter house to remove airborne contaminants. Pulse filters are self-cleaning filters that use blasts of air to expel dirt or ice from the filter element. In addition to a barrier or pulse filter, a filter house may include evaporative coolers, chiller coils, fog cooling systems, anti-icing systems and a broad range of other equipment to treat the air that is pulled through the turbine.

•

Inlet Systems. Inlet systems are large air intake ducts that connect the filter house to the gas turbine and provide silencing for the noise emanating from the gas turbine through the inlet. The major components of an inlet system are inlet silencers, expansion joints and inlet ductwork.

•

Exhaust Systems. Exhaust systems direct the hot exhaust from the turbine to the atmosphere. The main components of an exhaust system are exhaust ductwork, acoustic silencing equipment and the exhaust stack. Exhaust systems are custom engineered and complex due to the severe turbulence and heat exposure that they must endure.

•

Diverter Dampers. Diverter dampers divert the hot exhaust from the gas turbine into a heat recovery steam generator when the power plant is operated as a combined cycle facility or into the exhaust stack in the case of a simple cycle operation. We also design and manufacture various other types of dampers.

•

Selective Catalytic Emission Reduction Systems. These systems, commonly referred to as SCRs, are used in simple cycle gas turbine facilities and are focused on removing oxides of nitrogen and carbon monoxide.

•

Packaged Skids, Precision Parts and Specialty Fabrications. We manufacture these products in our Auburn, Massachusetts plant and sell them under the Consolidated Fabricators brand. Packaged skids in various configurations support the operation of the gas turbine. Precision parts and specialty fabrications are used in both new gas turbine equipment and in aftermarket applications.

Heat Recovery Equipment. We provide heat recovery steam generator boilers and specialty boilers and related products through our Deltak subsidiary, headquartered in Plymouth, Minnesota. We market these products under the Deltak brand name.

•

Heat Recovery Steam Generators. A heat recovery steam generator (commonly referred to as a “HRSG”) is a boiler that creates steam in a combined cycle power plant or a cogeneration plant using the hot exhaust emitted by the gas turbine or other heat source. This steam is either used to drive a steam turbine to produce additional electricity in a combined cycle power plant or is used for process purposes in a cogeneration plant. Each HRSG is custom designed and engineered to meet the specifications of the customer, taking into account the type of gas turbine and the environmental locale, among other factors. We design and manufacture HRSGs for applications supporting turbines up to 85 megawatt capacity for both new combined cycle and retrofitted simple cycle power plants. We have an installed base of more than 300 mid-sized HRSGs in over 20 countries.

•

Specialty Boilers and Related Products. Specialty boilers are a highly customized class of equipment that capture waste heat and convert it into steam. We develop creative engineering solutions to produce specialty boilers used in process heat recovery and incineration systems, small power generation systems and marine cogeneration systems. Our specialty boilers are used in a wide range of markets, including oil and gas, pulp and paper, chemicals, petrochemical, marine and food industries. We have an installed base of more than 1100 specialty boilers in over 30 countries.

Supply Chain Structure. We fabricate our equipment through a combination of in-house manufacturing at our own factories in the United States and Mexico and outsourced manufacturing in other countries around the world. Our network of high-quality international manufacturing partners, located in more than 20 countries, allows us to manufacture equipment for power plant projects and power-related equipment worldwide at competitive prices. Outsourcing a portion of our manufacturing enables us to meet increasing demand without being restricted by internal manufacturing capacity limitations and also reduces our capital expenditure requirements. Our employees work closely with our international manufacturing partners to supervise the manufacture of our products at their facilities. Our use of manufacturing facilities around the world, whether our own or those of our manufacturing partners, allows us to respond to the particular sourcing initiatives of our customers, whether those initiatives call for global sourcing or for localized supply content.

Our technical engineering capabilities allow us to design and manufacture what we believe are among the broadest ranges of gas turbine power plant and other power-related equipment to meet each customer’s specific performance requirements. We provide products for gas turbine power plants to most of the leading power industry original equipment manufacturers and to a number of leading power generating companies and engineering, procurement and construction firms within the United States and abroad.

Gas Turbine Power Generation, Hydrocarbon and Cogeneration Market Overview. All gas turbine power plants combine a gas turbine with a generator to produce electricity. In a simple cycle gas turbine plant, the hot exhaust coming out of the gas turbine is vented to the atmosphere through an exhaust stack. In a combined cycle plant, the hot exhaust coming out of the gas turbine is fed into a heat recovery steam generator; the HRSG captures much of the heat from the gas turbine exhaust to generate steam, which in turn is used to power a steam turbine and generate more electricity before the exhaust is vented into the atmosphere. We manufacture products that are critical components of both simple cycle and combined cycle plants, including filter houses, diverter dampers, inlet and exhaust systems and turbine and generator enclosures. We also manufacture specialized diverter dampers that are used in combined cycle plants between the gas turbines and the HRSG.

We believe manufacturers of equipment and components supporting gas turbine power plants are well positioned to benefit from the need for new or more efficient power generation infrastructure. The advantages of power generation plants utilizing gas turbine technologies versus other technologies include:

•	lower construction costs,

•	shorter construction periods,

•	improved operating efficiency,

•	lower emissions of CO2,

•	minimal other environmental impact,

•	flexibility to expand plant capacity, and

•	rapid start-up and shutdown time.

As a leading provider of equipment for simple and combined cycle gas turbine power plants, we should benefit from the growth of gas turbine power plant capacity that we expect to result from the factors listed above.

Services Division

Our Services Division, headquartered in Atlanta, Georgia, is operated under the name Williams Industrial Services Group, LLC (“Williams”). Through Williams, we provide routine and specialty maintenance services to a wide range of utilities and industrial customers, including nuclear, fossil-fuel and hydroelectric power plants and pulp and paper mills. Our service offerings include industrial painting and coating, removal of hazardous materials, industrial insulation, repair and replacement of roofing systems and nuclear, fossil fuel and hydroelectric power plant maintenance. The majority of these services are designed to improve or sustain operating efficiencies and extend the useful lives of process equipment in these facilities. In addition, these services provide our customers with a credible alternative to maintaining in-house maintenance capabilities. We provide maintenance services both on a constant presence basis and as a service provider for discrete projects. By providing high quality industrial services with exemplary safety performance, we have forged long-standing relationships with many leading utilities.

We contract for most of the services we provide on a cost-plus basis under contracts that provide for reimbursement of costs incurred plus an amount of profit in the form of a mark-up. We contract for a smaller portion of the services we provide on a fixed-price basis. In the case of lump sum bid contracts, we bid against other contractors based on customer specifications. Fixed-price contracts present certain inherent risks, including the possibility of ambiguities in the specifications received, problems with new technologies, and economic and other changes that may occur over the contract period. Accordingly, fixed-price agreements are not our preferred form of contract. However, because of efficiencies that may be realized during the contract term, fixed-price contracts may offer greater profit potential than other types of contracts.

Service offerings include the following:

•

Nuclear Power Plant Maintenance. We perform a full range of critical services for the nuclear facility market, including routine maintenance and modification work performed during outages, decommissioning services, cooling tower and steam generator replacement support and vessel and heat exchanger replacements. We are one of a limited number of companies qualified to perform comprehensive services in United States nuclear power plants.

•

Fossil Fuel and Hydroelectric Power Plant Maintenance. We provide routine maintenance, repair and capital project services primarily in coal-fired, gas-fired and hydroelectric power plants, often managing hundreds of craft employees. Services provided include electrical and mechanical maintenance, outage support, turnarounds, welding, scaffolding, staff augmentation, grounds maintenance and janitorial and custodial services.

•

Industrial Painting and Coatings. We perform cleaning, surface preparation, coatings application, quality control and inspection testing, utilizing Williams Insight™, our proprietary analysis system, to help our customers schedule and prioritize major coating projects based on a detailed cost/benefit analysis. Coatings applied in industrial environments are typically designed for specific applications. To satisfy these exacting requirements, many of these coatings involve multiple component mixes, require specialized application equipment and are strictly monitored and tested.

•	Insulation. We provide a variety of industrial insulation services, primarily in process-piping installations. These services are commonly packaged with industrial coating projects.

•

Roofing Systems. We routinely replace, repair and upgrade industrial facility roofing systems, primarily within the highly corrosive environments of pulp and paper manufacturing facilities. Our proprietary Pro-Tec™ Panel system allows our employees to safely work above operational equipment on roofing projects while completely containing all refuse materials. This allows us to rehabilitate or completely replace the roof of an industrial facility without interrupting production.

•

Abatement. We provide two primary abatement services for the removal of hazardous materials: removal of asbestos and removal of heavy metal based coatings such as lead paint. These services involve the demolition of the contaminated area, the collection and containment of hazardous material and arrangements for their disposal or storage. We do not take ownership of hazardous materials and do not assume responsibility for the liability associated with the materials other than for our actions meeting applicable statutory and regulatory requirements.

•

Valve Services. We provide integrated valve and actuator services to our customer base. These services include inspection, preventative maintenance and repair of various types of valves and actuators. We offer a full spectrum of valve services for diagnostic testing and analysis, project management, training and engineering.

Industrial Services Industry and Market Overview. The U.S. industrial services industry is a multi-billion dollar industry broadly defined as routine maintenance and technical services provided to industrial facilities ranging from manufacturing facilities to power generation plants. The industry is currently experiencing a shift towards outsourcing as plant operators seek to alleviate financial constraints, reduce labor costs, increase labor utilization and productivity and eliminate operational redundancies.

We expect that power industry demand for industrial maintenance services will be driven by the following factors in the future:

•

Aging Infrastructure. According to the U.S. Department of Energy’s Energy Information Administration, more than half of the electrical generating capacity in the United States was placed in service before 1980. Coupled with the limited number of large-scale power generation facilities being constructed, the efforts to maintain older plants of all types and take advantage of newer and more efficient technologies at existing sites have created opportunities for companies providing maintenance and modification services.

•

Increasing Demand for Nuclear Plant Maintenance. The United States currently has 104 operating nuclear reactors that generate approximately 20% of annual electric production. These nuclear reactors have been in operation for an average of 30 years and require extensive ongoing engineering and maintenance services to support operations and improve performance. Nuclear power plants in the United States are subject to a rigorous program of Nuclear Regulatory Commission (“NRC”) oversight, inspection, preventive and corrective maintenance, equipment replacement and equipment testing. Nuclear power plants are required by the NRC to go offline to refuel at intervals of no more than 24 months and to perform condition monitoring and preventive maintenance during every refueling outage. NRC regulations also require that nuclear generating facilities be decommissioned, or returned to “greenfield” status, at the end of their operating lives. Initially, commercial nuclear power plants in the United States were licensed to operate for 40 years, reflecting the amortization period generally used by electric utility companies for large capital investments. In 2000, the NRC issued the first license renewal to a nuclear power plant, extending its license for an additional 20 years beyond its original 40-year license. The NRC has since issued 20-year license extensions for numerous reactors and is reviewing license renewal applications for others. We expect the extended operating licenses of nuclear power plants will also increase the maintenance requirements of these facilities.

•

New Nuclear Plant Construction. We expect new nuclear plants to be constructed over the next 10 years. In February 2010, the federal government announced loan guarantees for the construction of the first new nuclear unit at Southern Nuclear Operating Company’s Vogtle Nuclear Plant near Waynesboro, Georgia. We believe we are well positioned to participate in new plant construction opportunities, through our Williams services division. These types of services are generally required in the later stages of the construction process and they are frequently subcontracted by new build contractors.

Customers and Marketing

Products. Our Products customers include original equipment manufacturers, engineering procurement and construction firms, utilities and independent operators of power generation facilities and firms engaged across several process related industries. The end users of most of our products are owners and operators of gas turbine power plants and refineries. We market our products globally through a sales network consisting of employees and independent representatives. We have employed sales representatives in China, Egypt, the Netherlands and the United States. Our sales teams travel extensively and work with our local manufacturing partners to assess local market conditions, utilize local contacts and respond quickly to our customers’ needs. We focus our sales and marketing efforts on end users of our products, including the developers and operators of gas turbine power plants, and on gas turbine original equipment manufacturers, which may order our products directly or specify the use of our products.

Services. Our Services customers include major private and government owned utilities throughout the United States as well as leaders in the United States paper and industrial sectors. We market our services using dedicated sales and marketing personnel, operations personnel, and external consultants retained for specific projects. We use specific services sales initiatives to emphasize long-term renewable contracts that are augmented by small to medium sized, fixed-price projects. Our services sales initiatives directly seek to apply operational strengths to specific facilities within the targeted markets, including nuclear power, pulp and paper and other industrial plants located throughout the United States.

Revenues by Customer and Geographic Region. Our top customers vary from year-to-year depending on the relative size and duration of our projects over time. Customers that accounted for more than 10% of our consolidated revenues in 2009, 2008 and 2007 were:

	For the Years Ended December 31,
	2009	2008	2007
General Electric Company	13%	20%	22%
Southern Company	12%	10%	11%
Entergy Services Inc.	11%	—	—
Tennessee Valley Authority	11%	—	—

Our revenues from each of the customers listed in the above table are derived from multiple purchase orders or contracts that are entered into, performed, and terminate independently of each other. None of these multiple purchase orders or contracts accounts, individually, for a material part of our revenues.

Our Products revenues by geographic regions for the years 2009, 2008 and 2007 are shown in the following table both on the basis of revenue recognition and on the basis of shipment destination (in thousands):

	Years ended December 31,
	2009		2008		2007
	Revenue Recognized In	Product Shipped To	Revenue Recognized In	Product Shipped To	Revenue Recognized In	Product Shipped To
U.S. and Canada	$139,138	$66,331	$212,914	$127,351	$146,668	$103,091
Europe	38,471	31,345	80,792	20,704	40,355	8,263
Mexico	10,518	364	16,350	116	19,832	11
Asia	5,023	26,113	1,547	17,999	1,230	10,970
Middle East	—	63,681	—	112,374	—	70,387
Other	—	5,316	—	33,059	—	15,363

Total	$193,150	$193,150	$311,603	$311,603	$208,085	$208,085

Our Services revenues, virtually all of which are derived in the United States, were $347.5 million for 2009, $245.2 million for 2008 and $195.3 million for 2007.

Backlog

Backlog is not a measure defined by generally accepted accounting principles, and our methodology for determining backlog may vary from the methodology used by other companies in determining their backlog amounts. Backlog may not be indicative of future operating results and projects in our backlog may be cancelled, modified or otherwise altered by our customers.

Our backlog consists of firm orders or blanket authorizations from our customers. Backlog may vary significantly reporting period to reporting period due to the timing of customer commitments. The time between receipt of an order and actual completion or delivery of our products varies from a few weeks, in the case of inventoried precision parts, to a year or more, in the case of custom designed filter houses and other major plant components. We add a booking to our backlog for products when we receive an order accompanied by a written commitment from a customer. The maintenance services we provide through Williams are typically carried out under long-term contracts spanning several years. Upon signing a multi-year contract with a customer for services, we add to our backlog only the first twelve months of work that we expect to perform under the contract. Additional work that is not called for under the original contract is added to our backlog when we reach agreement with the customer as to the scope and pricing of that additional work.

The following table shows our backlog amounts, by segment, as of the end of each of the last three years (in thousands):

	Backlog as of December 31,
	2009	2008	2007
Products	$120,760	$168,904	$248,246
Services	194,162	163,906	128,281

Total	$314,922	$332,810	$376,527

Approximately 45% of the December 31, 2009 backlog is comprised of orders from the major customers shown in the table included above under “Customers and Marketing.” Based on production and delivery schedules, we anticipate that of our December 31, 2009 backlog, approximately 98% of the Products backlog and 100% of the Services backlog will be recognized as revenues during 2010.

Engineering, Design and Maintenance Capabilities

Products. The design and engineering expertise of our Products Division makes us an industry leader in the field of power generation equipment. We provide original design, retrofit and upgrade engineering and after-sales maintenance and repair of our products. Our products are custom-designed and engineered to meet the specifications of our customers. Our extensive engineering experience and proprietary designs from completed projects enhance our ability to efficiently satisfy our customers’ needs on projects that require significant engineering. As of December 31, 2009, we employed 52 engineers specializing in thermal, structural, electrical/controls, mechanical, acoustical, industrial and chemical engineering and other technical areas. Our engineers and designers use a PC-based network and engineering and drafting programs such as AutoCAD™, ANSYS™, STAAD™, Solidworks™ and several internally developed proprietary programs.

Services. We provide extensive training, certifications, and ongoing safety monitoring to all of our maintenance employees. For over ten years, we have maintained a safety record above the industry average, benefitting both us and our customers. We maintain a broad range of professional certifications relevant to the performance of many of the specialized services we provide. We maintain memberships and selected certifications with organizations such as the National Association of Corrosion Engineers, the Society of Protective Coatings, the American Nuclear Society, the American Society of Mechanical Engineers, the National Board of Boiler & Pressure Vessel Inspectors, the American National Standard Institutes, the American Society for Nondestructive Testing, the American Welding Society, Institute of Nuclear Power Operations (“INPO”) and other organizations. We are one of a limited number of companies qualified to work anywhere in a United States nuclear facility and have been one of the leading providers of coatings at United States nuclear facilities for more than 35 years.

Manufacturing, Outsourcing and Contract Labor

Products. We fabricate our products using a combination of in-house manufacturing and third-party subcontractors. Most of our subcontracting work is performed outside the United States. Our network of outsourcing relationships provides us the following benefits:

•	flexibility to rapidly expand or contract our manufacturing capacity, with minimal impact on our capital expenditure requirements and fixed expenses;

•	ability to manufacture in low cost countries, thereby reducing the overall cost of our products; and

•	ability to satisfy local content requirements.

Subcontractors account for a significant percentage of our manufacturing costs. We provide on-site technical advisors at our subcontracted facilities to ensure high levels of quality and workmanship. While we generally have proven long-term relationships with our subcontractors, we also routinely search for additional fabricators to enhance our ability to manufacture equipment at the lowest cost while maintaining high-quality standards and on-time delivery.

Services. We provide maintenance services throughout the United States with experienced, temporary craft labor and leased equipment, directed and supervised by an experienced team of project managers across our branch network. Our flexible staffing and equipment model enables us to meet seasonal demand without being restricted by internal capacity limitations, thus minimizing our fixed cost requirements.

Materials and Suppliers

The principal materials for our products are carbon steel plate, stainless steel products and other structural shapes, insulation and finned tubing. We obtain these products from a number of domestic and foreign suppliers. The markets for most of the materials we use are served by a large number of suppliers and we believe that we can obtain each of the materials we require from more than one supplier.

Competition

Products. We compete with a large number of U.S. and international companies along all of our major product lines. We compete based on the price, quality, reliability and reputation of our products and our ability to engineer and design products to meet each customer’s unique specifications. Our competitors, some of which are significantly larger than we are and have significantly greater financial resources than we do, vary with respect to each product category we offer. We believe that no single competitor offers our breadth of products to the gas turbine power generation, hydrocarbon and cogeneration industries.

Services. The barriers to entry in industrial services are both financially and logistically low with the result that the industry is highly fragmented with no single company being dominant. Our competitors vary depending on plant geography and scope of services to be rendered. Several national vendors, which are significantly larger than we are and have significantly greater financial resources than we do, will often compete for larger maintenance and specialty opportunities that become available. Additional smaller vendors that operate on a regional basis will often compete for smaller opportunities associated with open shop labor sources. The key competitive factors in industrial services are reputation, safety record, price, service, quality, breadth of service and the ability to identify and retain qualified personnel. We believe our project management capabilities, service diversity, long-term customer relationships and safety standards differentiate us from our competitors. We also believe that the fact that we maintain a constant presence at many of our customers’ sites is a key competitive advantage because it provides us with an intimate understanding of these facilities and thereby allows us to better identify our customers’ service needs.

Employees

We had 667 permanent employees as of December 31, 2009. Of these, 88 were employed at our facility in Mexico under a collective bargaining agreement. We regularly hire unionized craft labor on a temporary basis in the operation of our Services Division, often deploying hundreds of employees simultaneously at a single site for intensive outage work. We believe that our relationships with our employees, both permanent and temporary, are satisfactory.

Intellectual Property

We use a variety of patents, trademarks and proprietary technologies in the ordinary course of business in both our Products and Services Divisions. We rely upon patents, on nondisclosure and confidentiality agreements with our employees, subcontractors, customers and others, and on various other security measures to protect our proprietary rights. We believe our intellectual property assets are significant as is our ability to continue to develop new design applications to meet the commercial demands of our customers. We do not believe that any single patent or proprietary technology is material to our business and we do not believe our competitive position would be materially affected by competitors also using similar technologies and systems.

Compliance with Government Regulations

We are subject to certain federal, state and local environmental, occupational health and product safety laws applicable in the countries in which we operate. We also purchase materials and equipment from third-parties, and engage subcontractors, who are also subject to these laws and regulations. While we believe that we operate safely and prudently and in compliance with all environmental, occupational health and product safety laws, there can be no assurance that accidents will not occur or that we will not incur substantial liability in connection with the operation of our business. However, we believe that all our operations are in material compliance with those laws and we do not anticipate any material capital expenditures or material adverse effect on earnings or cash flows as a result of complying with those laws.

Available Information

You may obtain copies of our annual reports at our website at www.globalpower.com under the heading “Financials”. The information disclosed on our website is not incorporated by this reference and is not a part of this Form 10. We will make available on our website, free of charge, all of our future periodic filings with the Securities and Exchange Commission (the “SEC”), including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to these reports, as soon as reasonably practicable after we electronically file with or furnish the reports to the SEC. You may also read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549, or on the SEC’s Internet website located at www.sec.gov. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Bankruptcy Reorganization

We and all of our U.S. subsidiaries filed voluntary petitions for relief under Chapter 11 of the U. S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware on September 28, 2006. The bankruptcy stemmed principally from losses attributable to our large-scale HRSG product line within our Deltak LLC (“Deltak”) subsidiary and associated financial reporting deficiencies. The New York Stock Exchange (“NYSE”) suspended trading in our common stock as a result of our bankruptcy filing and our related failure to make required periodic filings with the SEC. Our listing on NYSE and our registration with the SEC were terminated on December 7, 2006.

During the pendency of our bankruptcy case, we discontinued our large-scale HRSG product line, terminating personnel and divesting a foreign subsidiary that had been dedicated to that product line. (We continue to serve the mid-sized HRSG segment with products that complement power generation turbines up to 85 megawatt capacity.)

We successfully emerged from bankruptcy pursuant to an approved Plan of Reorganization on January 22, 2008. That plan provided for payment in full of allowed claims of all creditors other than unsecured creditors of Deltak. Those unsecured creditors are expected to share in recoveries through a $34 million fund established to satisfy allowed unsecured claims against Deltak. Upon our emergence from bankruptcy, our pre-petition equity holders received one share of our new common stock for each share of common stock held before the bankruptcy and a right to purchase additional shares of our new common stock on a pro-rata basis pursuant to a rights offering that commenced on November 6, 2007 and expired on December 13, 2007. Upon emergence from bankruptcy on January 22, 2008, we issued 47,401,961 shares of our new common stock to pre-petition equity holders in exchange for stock held before the bankruptcy. On that same date, pursuant to the rights offering, a related backstop private placement, and our Management Incentive Co-Investment Plan, we issued an additional 85,294,117 shares of our new common stock in exchange for $72.5 million in new capital. The applicable price of our common stock in the rights offering was $0.85 per share. As part of the plan, we also entered into a $150 million exit financing package comprised of a $90 million term loan and a $60 million revolver facility.

Cautionary Statement Regarding Forward-Looking Statements

This registration statement and its exhibits contain or incorporate by reference various forward-looking statements that express a belief, expectation or intention or are otherwise not statements of historical fact. Forward-looking statements generally use forward-looking words, such as “may,” “will,” “could,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “forecast” and other words that convey the uncertainty of future events or outcomes. Forward-looking statements include information concerning possible or assumed future results of our operations, including the following:

•	business strategies;

•	operating and growth initiatives and opportunities;

•	competitive position;

•	market outlook and trends in our industry;

•	expected financial condition;

•	future cash flows;

•	financing plans;

•	expected results of operations;

•	future capital and other expenditures;

•	availability of raw materials and inventories;

•	plans and objectives of management;

•	future compliance with orders and agreements with regulatory agencies;

•	expected outcomes of legal or regulatory proceedings and their expected effects on our results of operations; and

•	any other statements regarding future growth, future cash needs, future operations, business plans and future financial results.

These forward-looking statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, including unpredictable or unanticipated factors that we have not discussed in this registration statement. Many of those factors are outside of our control and could cause actual results to differ materially from the results expressed or implied by the forward-looking statements.

In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than we have described. You should consider the areas of risk and uncertainty described above, as well as those discussed under “Item 1A–Risk Factors” in this registration statement. Except as may be required by applicable law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise and we caution you not to rely upon them unduly.

Item 1A.	Risk Factors.

Our business, financial condition and results of operations may be impacted by a number of factors, including, but not limited to, the following, any of which could cause actual results to vary materially from historical and current results or anticipated future results.

Risk Factors Related to Our Operations

If the United States were to change its support of nuclear power, it could have a material adverse effect on our operations.

The U.S. government has been supportive of increased investment in nuclear power. However, if the federal government changed its policy or if public acceptance of nuclear technology declines, demand for nuclear power could be negatively affected and potentially increase the regulation of the nuclear power industry. Reduced demand for nuclear power or increased regulation would adversely affect our clients, which in turn could have a material adverse effect on our revenues.

If our costs exceed the estimates we use to set the fixed-prices of our contracts, our earnings will be reduced.

Nearly all of our power generation equipment sales contracts are entered into on a fixed-price basis. As a result, our Products Division benefits from cost savings, but has a limited ability to recover any cost overruns. Contract prices are established based in part on our projected costs, which are subject to a number of assumptions. The costs that we incur in connection with each contract can vary, sometimes substantially, from our original projections. Because of the large scale and long duration of our contracts, unanticipated changes may occur, such as customer budget decisions, design changes, delays in receiving permits and cost increases, as well as delays in delivery of our products. We often are contractually subject to liquidated damages for late delivery.

Unanticipated cost increases or delays may occur as a result of several factors, including:

•	increases in the cost of materials, labor or freight;

•	unanticipated technical problems; and

•	suppliers’ or subcontractors’ failure to perform, requiring modified execution plans or re-work.

Cost increases or overruns that we cannot pass on to our customers or our payment of liquidated damages under our contracts will lower our earnings. While we will work with our suppliers and customers to reduce the impact of higher commodity prices on our gross margin, there can be no assurance that our gross margin will not be adversely affected by commodity prices.

If we are unable to control the quality or timely production of products manufactured by our subcontractors, our reputation could be adversely affected and we could lose customers. If we are unable to recover any advance progress payments made to subcontractors, our profitability would be adversely affected.

We rely on subcontractors to manufacture and assemble a substantial portion of our products. Subcontractors account for a significant percentage of our manufacturing costs. Although we have on-site supervision of our subcontractors to review and monitor their quality control systems, the quality and timing of their production is not totally under our control. Our subcontractors may not always meet the level of quality control and the delivery schedules required by our customers. The failure of our subcontractors to produce quality products in a timely manner could adversely affect our reputation and result in the cancellation of orders for our products, significant warranty and repair costs and the loss of customers. Alternatively, we could be required to move subcontract manufacturing to other locations, resulting in increased costs.

In addition, we make advance progress payments to subcontractors in anticipation of their completion of our orders. We may be unable to recover those advances if a subcontractor fails to complete an order, which may adversely affect our profitability.

Competition could result in decreased sales or decreased prices for our products and services.

We face and will continue to face significant competition for the sale of our products and services. Competition could result in a reduction in the demand for, or the prices that we can charge for, our products and services. Our success is dependent in large part on our ability to:

•	anticipate or respond quickly to our customers’ needs and enhance and upgrade our existing products and services to meet those needs;

•	continue to price our products and services competitively and find low-cost subcontractors that can produce quality products; and

•	develop new products and services that are accepted by our customers and differentiated from our competitors’ offerings.

Our competitors may:

•	develop more desirable, efficient, environmentally friendly or less expensive products;

•	be willing to accept lower prices to protect strategic market positions or increase market share;

•	be better able to take advantage of acquisition opportunities; or

•	adapt more quickly to changes in customer requirements.

As demand for our products has decreased due to the world-wide economic slow-down, competitors have shown a willingness to accept lower prices to absorb their fixed costs. As a result of our competitors’ business practices, we may need to lower our prices and/or devote significant resources to marketing our products in order to remain competitive. Lower prices and/or higher costs would reduce our revenues and our profitability.

Our future revenues and operating results may vary significantly from reporting period to reporting period.

Our quarterly revenues and earnings have varied in the past and are likely to vary in the future. Our power generation equipment sales contracts stipulate customer-specific delivery terms which, coupled with other factors beyond our control, may result in uneven recognition of revenues and earnings over time. Customer-imposed delays can significantly impact the timing of revenue recognition. Due to our relatively large average contract size, our power generation equipment sales volume during any given period may be concentrated in relatively few orders, intensifying the magnitude of these fluctuations. Furthermore, some of our operating costs are fixed. As a result, we may have limited ability to reduce our operating costs in response to unanticipated decreases in our revenues or the demand for our products in any given reporting period. Therefore, our operating results in any reporting period may not be indicative of our future performance. Because we must make significant estimates related to potential costs when we recognize revenue on a percentage of completion basis, these costs may change significantly from reporting period to reporting period based on new project information. In addition, most of our power generation equipment revenues are based on fixed-price contracts, and the relative profitability can vary significantly between contracts. As a result, our profitability can vary from reporting period to reporting period based on the specific contracts being recognized.

We may not be able to maintain or expand our business outside the United States because of numerous factors outside our control.

Our international operations are subject to a number of risks inherent in doing business outside the United States including:

•	labor unrest;

•	regional economic uncertainty;

•	political instability;

•	restrictions on the transfer of funds into or out of a country;

•	currency exchange rate fluctuations;

•	export duties and quotas;

•	expropriations;

•	domestic and foreign customs and tariffs;

•	current and changing regulatory environments;

•	potentially adverse tax consequences;

•	availability of financing;

•	unfavorable commercial terms and conditions; and

•	potential for adverse dispute resolution outcomes.

These factors may result in a decline in revenues or profitability and could adversely affect our ability to maintain or expand our business outside the United States.

A substantial portion of our revenues is from sales of equipment for gas turbine power plants. During periods of declining construction of new gas turbine power plants, the market for our products is significantly diminished.

The demand for our products depends on the continued construction of gas turbine power generation plants. The power generation equipment industry has experienced cyclical periods of slow growth or decline. In periods of decreased demand for new gas turbine power plants, our customers may be more likely to decrease expenditures on the types of products and systems that we supply and, as a result, our future revenues may decrease. These projects typically require funding from a healthy credit market as well. As long as credit markets are tight, funding could be difficult to obtain therefore delaying or even cancelling these types of projects entirely. A rise in the price or a shortage in the supply of natural gas could affect the profitability or operations of gas turbine power plants, which could adversely affect our future revenues. We can provide no assurance that these and other factors will not temper demand for our products.

Environmental laws and regulations have played a part in the increased use of gas turbine technology in various jurisdictions. These laws and regulations may change or other jurisdictions may not adopt similar laws and regulations. Changes in existing laws and regulations could result in a reduction in the building and refurbishment of gas turbine power plants. In addition, stricter environmental regulation could result in our customers seeking new ways of generating electricity that do not require the use of our products. Furthermore, although gas turbine power plants have lower emissions than coal-fired power plants, emissions from gas turbine power plants remain a concern and attempts to reduce or regulate emissions could increase the cost of gas turbine power plants and result in our customers’ switching to alternative sources of power.

Other current power technologies, improvements to these technologies and new alternative power technologies that compete or may compete in the future with gas turbine power plants could affect our sales and profitability. Any change in the power generation industry that results in a decline in the construction of new combined cycle power plants or a decline in the upgrading of existing simple cycle power plants to combined cycle power plants could materially adversely affect our sales.

A small number of major customers account for a significant portion of our revenues, and the loss of any of these customers could negatively impact our business.

We depend on a relatively small number of customers for a significant portion of our revenues. In 2009, two customers accounted for approximately 25% of our consolidated revenues and approximately 23% of our backlog at the end of the year. In 2008, two customers accounted for approximately 30% of our consolidated revenues and approximately 33% of our backlog at the end of the year. Other than their obligations under firm orders placed in our backlog, none of our customers have a long-term contractual obligation to purchase any material amounts of products or services from us. All of our firm orders contain cancellation provisions, which permit us to recover only our costs and a portion of our anticipated profit if a customer cancels its order. If a customer elects to cancel, we would not realize the full amount of future revenues included in our backlog. We expect to continue to depend upon a relatively small number of customers for a significant percentage of our revenues. Because our major customers represent a large part of our business, the loss of any of our major customers could negatively impact our business and results of operations. Several of our customers have the ability to internally source some of the products we manufacture. Any increase in this activity could reduce our sales.

The dollar amount of our backlog, as stated at any time, is not necessarily indicative of our future revenues.

When we receive a firm order for a project from a customer, it is added to our backlog. However, customers may cancel or delay projects for reasons beyond our control and we may be unable to replace any canceled orders with new orders. To the extent projects are delayed, the timing of our revenues could be affected. If a customer cancels an order, we may be reimbursed for the costs we have incurred. Typically, however, we have no contractual right to the full amount of the revenues reflected in our backlog contracts in the event of cancellation. In addition, projects may remain in our backlog for extended periods of time. Revenue recognition occurs over extended periods of time and is subject to unanticipated delays. Fluctuations in our reported backlog levels also result from the fact that we may receive a small number of relatively large orders in any given reporting period that may be included in our backlog. Because of these large orders, our backlog in that reporting period may reach levels that may not be sustained in subsequent reporting periods. Our backlog, therefore, is not necessarily indicative of our future revenues or of long-term industry trends.

The success of our business is partially dependent upon maintaining our safety record.

Our ability to obtain new business and retain our current business, particularly in our Services Division, is partially dependent on our continuing ability to maintain a safety record that exceeds the industry average. If we fail to maintain superior safety procedures, or if serious accidents occur in spite of those safety procedures, our revenues and results of operations, particularly in our Services Division, could be materially and adversely affected.

We have been named as a defendant in asbestos personal injury lawsuits.

We have been named as a defendant in less than ten asbestos personal injury lawsuits. The plaintiffs in these suits allege exposure to asbestos from a variety of sources, and in each case to date, we have been one of multiple named defendants. Neither the Company, nor its predecessors, ever mined, manufactured, produced or distributed asbestos fiber, the material that allegedly caused the injury underlying the lawsuits. To date, we have been successful in having claims against us in these asbestos cases dismissed without liability. However, various factors, including, without limitation, potential insolvencies of insurance companies or other defendants, could cause a different outcome in the future. As such, there can be no assurance that the ultimate resolution of any such future asbestos lawsuits will not have a material adverse effect on our financial position, results of operations or liquidity.

Efforts to increase our size through acquisitions will involve risks and could result in a material adverse effect on our business.

We intend to actively pursue additional acquisition opportunities, some of which may be material to our business and financial performance. Although we have been successful in increasing our size through acquisitions in the past, we may not be able to grow our business in the future through acquisitions for a number of reasons, including:

•	acquisition financing not being available on acceptable terms or at all;

•	encountering difficulties identifying and executing acquisitions;

•	increased competition for targets, which may increase acquisition costs;

•	consolidation in our industry reducing the number of acquisition targets; and

•	competition laws and regulations preventing us from making certain acquisitions.

In addition, there are potential risks associated with growing our business through acquisitions, including the failure to successfully integrate and realize the expected benefits of an acquisition. For example, with any past or future acquisition, there is the possibility that:

•	the business culture of the acquired business may not match well with our culture;

•	technological and product synergies, economies of scale and cost reductions may not occur as expected;

•	management may be distracted from overseeing existing operations by the need to integrate acquired businesses;

•	we may acquire or assume unexpected liabilities;

•	unforeseen difficulties may arise in integrating operations and systems;

•	we may fail to retain and assimilate employees of the acquired business;

•	we may experience problems in retaining customers; and

•	problems may arise in entering new markets in which we may have little or no experience.

If not successfully addressed, these risks could have a material adverse effect on our business, financial condition and results of operations.

Compliance with environmental laws and regulations is costly, and our ongoing operations may expose us to environmental liabilities.

Our operations are subject to laws and regulations governing the discharge of materials into the environment or otherwise relating to the protection of the environment or human health and safety. We are subject to various U.S. federal statutes and the regulations implementing them, as well as similar laws and regulations at the state and local levels and in other countries in which we operate.

If we fail to comply with environmental laws or regulations, we may be subject to significant liabilities for fines, penalties or damages, or lose or be denied significant operating permits. In addition, some environmental laws impose liability for the costs of investigating and remediating releases of hazardous substances without regard to fault and on a joint and several basis, so that in some circumstances we may be liable for costs attributable to hazardous substances released into the environment by others. Moreover, the environmental laws and regulations to which we are subject are constantly changing, and we cannot predict the effect of these changes on us.

A defect in our products could result in unanticipated warranty costs or product liability not covered by our insurance, which could adversely affect our financial condition or results of operations.

We generally provide warranties for terms of three years or less on our products. These warranties require us to repair or replace faulty products. Warranty claims could result in significant unanticipated costs. The need to repair or replace products with design or manufacturing defects could also temporarily delay the sale of new products and adversely affect our reputation.

In addition, we may be subject to product liability claims involving claims of personal injury or property damage. The sale and servicing of complex, large scale equipment used in a variety of locations and climates, and integrating a variety of manufactured and purchased components entails an inherent risk of disputes and liability relating to the operation and performance of the equipment and the health and safety of the workers who operate and come into contact with the machinery. Because our products are used primarily in power plants, claims could arise in different contexts, including the following:

•	fires, explosions and power surges that can result in significant property damage or personal injury; and

•	equipment failure that can result in personal injury or damage to other equipment in the power plant.

We maintain insurance to cover claims of this nature. Our policies, however, are subject to deductibles and recovery limitations as well as limitations on contingencies covered, and we may therefore suffer losses from these claims for which no insurance recovery is available.

Expiration of the Price-Anderson Act’s indemnification authority could have adverse consequences on our Services Division.

Our Division segment provides services to the nuclear industry. The Price-Anderson Act promotes the nuclear industry by offering broad indemnification to commercial nuclear power plant operators and Department of Energy (“DOE”) for liabilities arising out of nuclear incidents at power plants licensed by the Nuclear Regulatory Commission (“NRC”) and at DOE nuclear facilities. That indemnification protects not only the NRC licensee or DOE prime contractor, but also others like us who may be doing work under contract or subcontract for a licensed power plant or under a DOE prime contract. While the Price-Anderson Act’s indemnification provisions are broad and generally assumed to be comprehensive, there has been no occasion for a determination whether they apply to all nuclear liabilities that might be incurred by a radioactive materials cleanup contractor. The recently enacted Energy Policy Act extended the Price-Anderson Act for an additional 20 years. A problem related to our provision of services at a nuclear facility could lead to a damage claim against us as to which we might not be entitled to indemnification. In addition, any well-publicized problem with those services, whether actual or perceived, could adversely affect our reputation and reduce demand for our services.

Our revenues would be adversely affected if we are unable to protect the proprietary design software programs that we use in our business.

We have developed several proprietary software programs and data to help us design our products. Our ability to protect our proprietary rights to these programs and this data is important to our success. We protect these rights through the use of internal controls, confidentiality and non-disclosure agreements and other legal protections. The legal protections afforded to our proprietary rights and the precautions we have taken may not be adequate to prevent misappropriation of our proprietary rights. We generally enter into non-disclosure and confidentiality agreements with our employees and subcontractors with access to sensitive design software and technology. However, these contractual protections do not prevent independent third-parties from developing functionally equivalent or superior technologies, programs, products or professional services. Third-parties may also infringe upon or misappropriate our proprietary rights and use them to develop competing products. In addition, the laws and enforcement mechanisms of some foreign countries do not protect proprietary rights to the same extent as do United States laws. Our inability to protect our proprietary rights and enforce intellectual property rights through infringement or other enforcement proceedings could have a material adverse effect on our business, financial condition and results of operations.

If we were required to commence legal actions to enforce our intellectual property or proprietary rights or to defend ourselves against claims that we are infringing on the intellectual property or proprietary rights of others, we could incur substantial losses and/or costs and divert management’s attention from operations.

A failure to attract and retain employees who fill key requirements of our business may make it difficult to sustain or expand operations.

We must attract and retain highly qualified, experienced mechanical, design, structural and software engineers, service technicians, marketing and sales personnel and other key personnel to expand our operations. If we are unable to attract and retain necessary personnel, we may not be able to sustain or expand our operations.

Our revenues may fall sharply in times of general economic contraction and will not necessarily rise in tandem with general economic expansion.

Orders for new electrical power generation capacity are placed by our customers with long lead times. Consequently, our bookings and revenues may rise or fall sharply as total industry orders tend to follow pronounced cycles of general expansion and contraction. During a contraction phase, limited investment in new projects, deferrals of planned projects and project cancelations may significantly reduce our potential recognition of revenues and profits. At the end of an expansion phase, the existence of excess capacity will negatively affect power prices which results in a reduction in new orders. In addition to being cyclical in nature, our domestic revenues do not correlate precisely with changes in actual or forecasted new capacity due to timing differences in revenue recognition.

Demand for our products and services is cyclical and vulnerable to economic slowdowns and reductions in private industry and government spending. If adverse economic conditions continue or deteriorate further, then our revenues, profits and our financial condition may be adversely affected.

The industries we serve historically have been, and will likely continue to be, cyclical in nature and vulnerable to general slowdowns in the domestic and international economies. Consequently, our results of operations have fluctuated and may continue to fluctuate depending on the demand for products and services from these industries.

Due to the continued economic slowdown, many of our clients may face budget shortfalls or may delay capital spending that may decrease the overall demand for our products and services. Our clients may find it more difficult to obtain project financing due to limitations on the availability of credit and other uncertainties in the global credit markets. In addition, our clients may demand better pricing terms and their ability to timely pay our invoices may be affected by the continued economic slowdown. If private industry and government spending are reduced, then our revenues, net income and overall financial condition may be adversely affected.

Systems and information technology interruption could adversely impact our ability to operate.

We depend on our information technology systems for many aspects of our business. Our business may be adversely affected if our systems are disrupted or if we are unable to improve, upgrade, integrate or expand our systems to meet our changing needs. Any damage, delay or loss of critical data associated with our systems may delay or prevent certain operations and may materially adversely affect our financial condition, results of operations and cash flows.

The supply and cost of materials we use in manufacturing our products fluctuates and could increase our operating costs.

Although we did not experience any difficulty in obtaining an adequate supply of steel in 2009, local shortages sometimes arise and we cannot assure that an adequate supply of steel will continue to be available in all locations on terms acceptable to us. The materials we use in our products are subject to price fluctuations that we cannot control. Changes in the cost of raw materials can have a significant effect on our gross margins. Rapid increases in material prices are difficult to pass through to customers. If we are unable to pass on these higher costs, our results of operations and financial condition could decline.

Risk Factors Related to Our Liquidity and Capital Resources

Volatility and uncertainty of the credit markets may negatively impact us.

We intend to finance our existing operations and initiatives with existing cash and cash equivalents, investments, cash flows from operations and potential borrowings under our Credit Facility. If adverse national and international economic conditions continue or deteriorate further, it is possible that we may not be able to fully draw upon our existing Credit Facility and we may not be able to obtain new financing on favorable terms. In addition, although we believe our current liquidity is adequate for our normal operations and planned capital expenditures in 2010, continued deterioration in the credit markets could adversely affect the ability of many of our customers to pay us on time and the ability of many of our suppliers to meet our needs on a competitive basis. If we cannot access necessary additional funds on acceptable terms, our business and operations may be negatively impacted.

Our inability to obtain adequate surety bonding or letters of credit could reduce our ability to bid on new work, which could have a material adverse effect on our future revenues and business prospects.

In line with industry practice, we are often required to provide performance and surety bonds to clients and may be required to provide letters of credit. These bonds and letters of credit provide credit support for the client if we fail to perform our obligations under the contract. If security is required for a particular project and we are unable to obtain a bond or letter of credit on terms commercially acceptable to us, we may not be able to pursue that project. In addition, bonding may be more difficult to obtain in the future or may only be available at significant additional cost as a result of general conditions that affect the insurance and bonding markets. There can be no assurance that surety bonds or letters of credit will continue to be available to us on commercially reasonable terms.

We are vulnerable to reductions in our liquidity because of the capital-intensive nature of our business.

Our operations could require us to utilize large sums of working capital, sometimes on short notice and sometimes without assurance of recovery of the expenditures. Circumstances or events that could create large cash outflows include, without limitation, a surge in orders for power generation equipment that require working capital for execution, losses resulting from fixed-price contracts, environmental liabilities, litigation risks, unexpected costs or losses resulting from acquisitions, contract initiation or completion delays, client payment problems and product liability claims. If we encounter significant working capital requirements as a result of these or other factors, we cannot provide assurance that we will have sufficient liquidity or the credit capacity to meet all of our cash needs, which could have a material adverse effect on our operations.

The restrictions and covenants contained in our Credit Facility limit our ability to borrow additional money, sell assets and make acquisitions. Compliance with these restrictions and covenants may limit our ability to implement elements of our business strategy.

Our Credit Facility contains a number of significant restrictions and covenants that may pose a constraint to us by limiting our ability and that of our subsidiaries to:

•	borrow money or make capital expenditures;

•	incur liens;

•	pay dividends or make other restricted payments;

•	merge or sell assets;

•	enter into transactions with affiliates; and

•	make acquisitions.

In addition, our Credit Facility contains other restrictive covenants, including covenants that require us to maintain specified financial ratios, including leverage, fixed charges coverage and minimum liquidity. The facility includes mandatory repayment provisions that will require us to repay our indebtedness with proceeds from certain asset sales, certain debt issuances and certain insurance casualty events. The facility further includes an excess cash flow sweep provision that is based on annual operating results and changes in working capital requirements among other sources or uses of cash.

If we are unable to remain in compliance with our financial covenants currently in effect under our Credit Facility or obtain additional amendments or waivers from our lenders, we may be forced to reduce or delay capital expenditures and business acquisitions, sell assets, restructure or refinance our indebtedness, decline certain business opportunities from customers or seek additional capital.

If we were required to write down our goodwill or long-lived assets, our results of operations and stockholders’ equity could be materially adversely affected.

We have approximately $80.4 million of goodwill recorded on our consolidated balance sheet as of December 31, 2009. Goodwill represents the excess of the aggregate purchase price over the fair value of the identifiable net assets acquired in a business combination. We are required to review goodwill for impairment at least annually in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 350, Intangibles—Goodwill and Other, using a two-step impairment test to identify potential goodwill impairment and measure the amount of a goodwill impairment loss. The first step of the test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any. Both steps of goodwill impairment testing involve significant estimates. Long-lived assets, such as property and equipment and intangible assets, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated future cash flows from the use of these assets. If we were required to write down our goodwill or long-lived assets, our results of operations and financial position could be materially adversely affected.

We are exposed to market risks from changes in interest rates and foreign currency exchange rates.

We are subject to market risk exposure related to changes in interest rates and from fluctuations in foreign currency exchange rates. Portions of our operations are located in foreign jurisdictions and a portion of our billings is paid in foreign currencies. Changes in foreign currency exchange rates or weak economic conditions in foreign markets could therefore cause fluctuations in those revenues derived from foreign operations. In addition, sales of products and services are affected by the value of the U.S. dollar relative to other currencies. Changes in foreign currency rates can also affect the costs of our products purchased or manufactured outside the United States. Changes in interest rates or foreign currency exchange rates could materially adversely affect our results of operations and financial position.

Risk Factors Related to Our Common Stock and Being a Public Company

Fluctuations in the price of our common stock or lack of an active public trading market could make it difficult for our stockholders to sell their stock at desirable prices.

We intend to apply to list our common stock on the NASDAQ Global Market (“NASDAQ”) in connection with the registration of our common stock with the SEC. However, there can be no assurance that such application will be granted. If our common stock fails to qualify for initial or continued listing on NASDAQ, it may be more difficult for our stockholders to find purchasers for their shares of our common stock. There can be no assurance that an active public market for shares of our common stock will develop or be maintained. There can further be no assurance that the market price of our common stock will not fluctuate significantly as a result of quarterly variations in our operating results, changes in the market’s expectations about our operating results and other factors. Fluctuations in the price of our common stock or lack of an active trading market for our common stock could make it more difficult for our stockholders to sell their stock at desirable prices.

Our Proposed Reverse Stock Split Could Have Unintended Adverse Results

At our Annual Meeting of Shareholders held on April 22, 2010, our stockholders approved an amendment to our Certificate of Incorporation authorizing our Board of Directors to effect a reverse stock split in a specific ratio to be determined by the Board, in its sole discretion, within the range of 1-for-2 and 1-for-10, inclusive, in order to satisfy the minimum per share price requirement for listing our stock on the NASDAQ Global Market. We intend to effect a reverse stock split within that range by filing an amendment to our Certificate of Incorporation with the Secretary of State of the State of Delaware. Although we believe that the potential advantages of a reverse stock split outweigh any disadvantages that might result, the following are some of the possible disadvantages or risks of a reverse stock split:

•	The reduced number of shares of our common stock resulting from a reverse stock split could adversely affect the liquidity of our common stock.

•

A reverse stock split may leave many stockholders with one or more “odd lots,” which are stock holdings in amounts of less than 100 shares of our common stock. These odd lots may be more difficult to sell than shares of common stock in even multiples of 100.

•

There can be no assurance that the market price per share of our common stock after the reverse stock split will increase in proportion to the reduction in the number of shares of our common stock outstanding before the reverse stock split.

•	The total market capitalization of our common stock after the proposed reverse stock split may be lower than the total market capitalization before the proposed reverse stock split.

•	The per share price of our common stock after the reverse split might not be high enough to meet the minimum per share price requirement for listing on NASDAQ.

•

Although we believe that a higher stock price may help generate investor interest, there can be no assurance that the reverse stock split will result in a per share price that will attract institutional investors or investment funds or that the share price will satisfy the investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of our common stock may not necessarily improve.

Being a public company will increase our administrative costs.

As a result of the registration of our common stock on this Form 10, we will become a public reporting company. In complying with the Sarbanes-Oxley Act of 2002 and other rules implemented by the SEC, we will incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we will adopt additional internal controls and disclosure controls and procedures, we may pay higher rates for director and officer liability insurance, and we may incur internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws.

Provisions in our certificate of incorporation and by-laws could discourage a change of control that our stockholders may prefer.

We have elected in our certificate of incorporation to be governed by the Delaware merger moratorium statute and our by-laws contain advance notice requirements that our stockholders must meet before submitting proposals or director nominations to be considered at stockholder meetings. These provisions may have the effect of delaying, deterring or preventing a change in our control. These provisions could also impede a transaction in which our stockholders might receive a premium over the then-current market price of our common stock and our stockholders’ ability to approve transactions that they consider in their best interests.

Item 2.	Financial Information.

Selected Financial Data

The following table provides selected consolidated financial data for the last five years. The data for the last four years (2009 through 2006) has been derived from our audited consolidated financial statements. The data for 2005 has been derived from our unaudited consolidated financial statements. All of the data in the table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” below in this Item 2, and our consolidated financial statements and related notes included in this Form 10.

(In thousands, except per share data)	Years Ended December 31,
	2009	2008		2007		2006	2005
				(Debtor-in-Possession)			(unaudited)
Statement of Operations
Total revenues	$540,610	$556,764		$403,418		$357,398	$311,446
Gross profit	80,425	99,980		72,490		36,946	18,983
Gross profit percentage	15%	18%		18%		10%	6%

Reorganization items, (beginning 2006)	1,030	23,574		33,102		26,287	—
Operating income (loss)	17,782	11,170		(20,969)		(56,742)	(36,456)
Net income (loss)	$27,887	$34,838		$(14,941)		$(56,808)	$(36,329)

Earnings (Loss) Per Share:
Basic	$0.20	$0.27		$(0.32)		$(1.18)	$(0.76)

Fully diluted	$0.20	$0.27		$(0.32)		$(1.18)	$(0.76)

Common shares outstanding:
Weighted-average shares outstanding - basic	136,119	129,289	(1)	47,360		47,404	47,458
Weighted-average shares outstanding - diluted	140,096	131,334	(1)	47,360		47,404	47,458

Balance Sheet:
Current assets	$215,012	$184,800		$163,669		$138,596	$137,371
Total Assets	329,220	301,039		275,881		269,374	274,701
Current liabilities	148,810	115,132		143,985		98,135	108,932
Liabilities subject to compromise (beginning 2006)	541	604		122,435		126,452	—
Long-term debt (including current portion)	65,325	85,000		20,000		20,000	88,394
Stockholders’ equity (deficit)	$136,478	$105,273		$(205	) (2)	$13,946	$64,992

(1)

Pursuant to our Bankruptcy Plan of Reorganization, all outstanding equity interests in the Company were canceled as of January 22, 2008. Each holder of an equity interest as of November 6, 2007 received a non-transferable, non-certificated right to purchase up to its pro rata share of the new common stock in a rights offering that commenced on November 6, 2007 and expired on December 13, 2007. As a result, on January 22, 2008, we issued 132,696,078 shares of new common stock.

(2)	Effective January 1, 2007, the Company adopted ASC 740, Income Taxes, resulting in a cumulative effect of a change in accounting principle of $1.3 million.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Statements we make in the following discussion that express a belief, expectation or intention or otherwise are not limited to recounting historical facts are forward-looking statements that are subject to various risks, uncertainties and assumptions. Our actual results, performance or achievements, could differ materially from those we express in the following discussion due to a variety of factors, including the risks and uncertainties we have noted under the headings “Cautionary Statement Regarding Forward Looking Statements” and “Risk Factors” in Items 1 and 1A of this registration statement.

The following discussion should be read in conjunction with our consolidated financial statements and related notes included in this Form 10.

Overview

We have two reportable segments: our Products Division and our Services Division. Over the last three years, during the first of which we were still under bankruptcy protection, we have generated significant cash through the operation of these two divisions. Over those same three years we have experienced significant fluctuations in revenues, gross profits and operating results both on a consolidated basis and, to a greater extent, on a divisional basis. These fluctuations result from a number of factors including general economic conditions, changes in industrial demand for power, changes in the relative share of power production captured by different technologies, and changes in our product mix and our services mix that are dependent on the level and timing of customer awards of new business. In general, the business of our Products Division tends to follow general economic trends to a greater degree than the business of our Services Division which is more stable across business cycles.

Material Industry Trends

Products Division. The worldwide financial crisis starting in late 2008 resulted in reduced funding for gas turbine projects in 2009 with many projects either decreased in scope or delayed. Because our revenue from sales of auxiliary power equipment is highly dependent on the installation of new gas turbines, this had a significant impact on our revenues in 2009 and the impact continues into 2010.

Industrial demand for power in the United States declined in 2008 and 2009, marking the first time in over 50 years that power consumption in the United States decreased for two consecutive years. As power consumption begins to increase, we believe that demand for gas-fired power generation plants will increase due to their relatively quick construction times, low capital costs and low carbon emissions as compared to other forms of fossil-fueled power plants. While renewable energy sources could reduce future gas-fired power additions, we believe gas-fired power generation will continue to be the preferred choice for stand-by capacity to complement intermittent forms of renewable energy. We also believe that renewable energy sources still have a higher cost when compared to traditional forms of power generation. Economic recovery is typically accompanied by a rise in commodity price. In recent months we have seen substantial volatility in the commodity markets, which could have a significant impact on our costs.

Growth in international markets is expected to outpace domestic growth. In regions where natural gas is plentiful, we expect that gas-fired power generation will be the preferred choice for baseload power. In 2007, we experienced an increase in bookings and revenue due to an increase in world-wide demand, notably in the Middle East. However, this activity subsided once the worldwide economic crisis developed in late 2008. Many of those projects were delayed due to lack of project funding. In recent months we have seen an increase in the number of requests for quotes which may be a sign of a stabilizing market.

Our sales of heat recovery equipment are highly dependent on the oil and gas refining industry and mid-sized gas turbine installations for cogeneration and power generation. The worldwide financial crisis has resulted in decreased demand for refined petroleum products which, in turn, has reduced capital expenditures in the industry. Uncertainty surrounding climate change legislation has further delayed many projects.

Services Division. Demand for third party plant maintenance services has been positively impacted by the aging infrastructure of nuclear power generation facilities in the United States and the increasing tendency of plant owners electing to outsource maintenance as a means of reducing fixed costs. Prospects for construction of new nuclear power plants in the United States are gaining momentum for the first time in more than thirty years. However, the maintenance service customer base is currently mature and, to date, the number of nuclear sites has remained unchanged. Consolidation in the industry has also reduced the number of maintenance bid opportunities available to us and our competitors.

The demand for discretionary specialty services has remained relatively flat during 2009 due in part to capital budget constraints resulting from the current economic environment. Much of the customer base in this market operate in sectors that are flat or declining, such as pulp and paper, conventional power or automotive. As a result, the growth opportunities for our specialty services are confined to niche service offerings, typically within our existing customer base. We see alliances with partners possessing design engineering capabilities as presenting opportunities for us in the engineering, procurement and construction market. As more projects enter the construction phase, much of the nuclear management talent will be absorbed and customers will seek to outsource to subcontractors to meet new build project demands. This should provide opportunities for us to capitalize on the depth and established capabilities of our Williams operations.

Recent Developments

Products Division. Demand for our product lines has historically fluctuated with industrial demand for power. We experienced a decline in pricing in 2009 due to the decrease in demand for our products and increased competition. Pricing pressure has impacted both the original equipment manufacturer and retrofit customers of our Products Division. Our use of a network of third party fabricators to manufacture a large percentage of our auxiliary power equipment products allows us to avoid a high fixed cost infrastructure. Nevertheless, we implemented several cost reduction initiatives in 2009 in response to current market conditions:

•	Reduction in force. We reduced headcount at our Plymouth, Minnesota; Tulsa, Oklahoma; Auburn, Massachusetts; and Monterrey, Mexico facilities to size the business for lower demand.

•	Workweek reduction at manufacturing facilities. We implemented reduced workweeks at two of our three manufacturing facilities to retain core talent while reducing current labor costs.

•	Reductions in controllable expenses. We reduced controllable expenses, including travel, freight, sales and marketing.

We believe that more favorable pricing levels will return when the demand for our products normalizes. We have retained the resources necessary to participate and execute in a robust market recovery.

Services Division. Our level of plant maintenance and modification work performed during refueling outages at nuclear power plants has remained stable, with period-to-period fluctuations resulting from the timing of particular outages within our customer base. In addition to our traditional plant maintenance business, during 2009 we aligned with complementary service providers to provide engineering, procurement and construction services for capital projects to a greater extent than in earlier years. We see this as an area of potential future growth that would allow us to reach new customers and markets and would provide cyclical offsets to the timing of refueling outages in our traditional maintenance business. During 2009 we also began offering valve maintenance and repair services and we continued to develop unique coating applications that enhance the value of the coatings and allow customers to obtain a longer coating life.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements and related notes requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We have based our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions and conditions.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements included under Page F-1 of this registration statement.

Revenue Recognition. We recognize revenues for auxiliary power equipment using the completed-contract method due to the short-term nature of the production period. Generally, these contracts specify separate phases of work that are frequently contracted separately. Under this method, we do not recognize any revenue until a contract phase is substantially complete, the customer takes risk of loss and title, and the installation is operating according to specifications or has been accepted by the customer. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revisions to job costs and income amounts causing final amounts to differ from those originally estimated.

We recognize revenues and costs of revenues for our heat recovery equipment products and for applicable fixed-price contracts provided through our Services Division on the percentage-of-completion method based on the percentage of actual hours incurred to date in relation to total estimated hours for each contract. We use this method because we believe expended labor hours is the best available measure of progress on these contracts. The percentage-of-completion method is only allowed under certain circumstances in which the revenue process is long-term in nature (often in excess of one year), the products sold are highly customized and a process is in place whereby revenues, costs and margins can be reasonably estimated. Our use of the percentage-of-completion method generally results in the recognition of reasonably consistent profit margins over the life of the contracts on which we use this method because we are able to produce reasonably dependable estimates of contract billings and contract costs. We use the level of profit margin that is most likely to occur on each separate contract. If we cannot precisely determine the most likely profit margin, we use the lowest probable level of profit in the range of reasonable estimates until the results can be estimated more precisely. Our estimate of the total hours to be incurred at any particular time has a significant impact on the revenue we recognize in the relevant period. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revisions to costs and income. We recognize the effects of any such revisions in the period in which the revisions are determined. We recognize estimated losses on uncompleted contracts in the period in which the losses first become apparent. Under percentage-of-completion accounting, we must make key judgments in areas such as percent complete, estimates of project revenues, costs and margin, estimates of total and remaining project hours and liquidated damages assessments. Any deviations from these estimates could have a significant positive or negative impact on our results of operations.

We recognize revenues for routine services that are not provided pursuant to fixed-price contracts when services are performed and the customer assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Specifically, these routine service revenues are recognized as the services are performed based upon an agreed-upon price for the completed service or based upon the cost incurred and agreed upon hourly rates. On cost plus contracts, we recognize revenue as costs are incurred and we include in revenue the applicable mark up earned through the date the services are provided.

In the fourth quarter of 2006, operating with Bankruptcy Court approval, we initiated a wind down of Deltak’s large-scale HRSG product line and caused Deltak to enter into completion agreements with certain HRSG customers to complete executory contracts for delivery of HRSG units. Some of the HRSG contracts under completion agreements were in a positive cash position as of the Chapter 11 filing date because aggregate collections of billings exceeded aggregate project costs incurred. Our recognition of this excess is deferred until the earnings process is considered completed upon satisfaction of performance milestones set forth in the completion agreements. We recognize the excess of collections of billings over aggregate project costs for these contracts as Deltak meets the performance milestones as specified for avoiding the liquidated damage claims.

Allowance for Doubtful Accounts. We generally establish an allowance for doubtful accounts when receivables are recorded and maintain the allowance at a level deemed appropriate based on loss experience and other factors affecting collectability.

Goodwill. The Company has made acquisitions in the past that included the recognition of goodwill, which was determined based upon previous accounting principles. Pursuant to ASC 350, Intangibles-Goodwill and Other, beginning January 1, 2009, the Company will record as goodwill the excess of the consideration transferred plus the fair value of any non-controlling interest in the acquiree at the acquisition date over the fair value of any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. We are required to perform periodic testing for impairment using a two-step impairment test to identify potential goodwill impairment and measure the amount of a goodwill impairment loss. The first step of the test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any. Both steps of goodwill impairment testing involve significant estimates.

Long-Lived Assets. In accordance with ASC 360-10-05-4, Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

Income Taxes. We account for income taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We measure deferred tax assets and liabilities using enacted tax rates expected to be applied to taxable income in the years in which those differences are expected to be recovered or settled. We recognize in income the effect of a change in tax rates on deferred tax assets and liabilities in the period that includes the enactment date. We establish a valuation allowance when we believe we are more likely not to realize than to realize the benefits of deferred tax assets.

Warranty Costs. We accrue estimated costs related to product warranty as the related revenue is recognized and included in cost of revenues. We estimate warranty costs based on past warranty claims and sales history. Our warranty terms vary by contract but generally extend for no more than three years after delivery or completion of services. We manage our exposure to warranty claims by having our field service and quality assurance personnel regularly monitor projects and maintain ongoing and regular communications with our customers.

Insurance. We are self-insured for a portion of health and workers’ compensation liabilities that we incur in the course of our business. We charged approximately $5.7 million, $5.2 million and $4.7 million to expense in 2009, 2008 and 2007, respectively, with respect to workers’ compensation claims incurred and related insurance premiums for excess claim coverage. Our reserves at December 31, 2009 and 2008 consist of estimated amounts unpaid for reported and unreported claims incurred. As of December 31, 2009, we had $5.0 million in letters of credit outstanding as security for possible workers’ compensation claims.

Results of Operations:

(In thousands)				Variance
	Years Ended December 31,			2008 to 2009		2007 to 2008
	2009	2008	2007	$	%	$	%
Product revenues	$193,150	$311,603	$208,085	$(118,453)	-38.0%	$103,518	49.7%
Service revenues	347,460	245,161	195,333	102,299	41.7%	49,828	25.5%

Total revenues	540,610	556,764	403,418	(16,154)	-2.9%	153,346	38.0%
Cost of product revenues	150,137	239,447	159,796	(89,310)	-37.3%	79,651	49.8%
Cost of service revenues	310,048	217,337	171,132	92,711	42.7%	46,205	27.0%

Cost of revenues	460,185	456,784	330,928	3,401	0.7%	125,856	38.0%

Gross profit	80,425	99,980	72,490	(19,555)	-19.6%	27,490	37.9%
Selling and administrative expenses	46,664	50,418	45,179	(3,754)	-7.4%	5,239	11.6%
Interest expense	9,667	11,667	10,057	(2,000)	-17.1%	1,610	16.0%
Reorganization expense	1,030	23,574	33,102	(22,544)	-95.6%	(9,528)	-28.8%
Income tax expense	5,282	3,151	5,121	2,131	67.6%	(1,970)	-38.5%
(Income) loss from discontinued operations	(7,369)	(23,668)	5,170	16,299	-68.9%	(28,838)	-557.8%
(Gain) on disposal of discontinued operations	(2,736)	—	(11,198)	(2,736)	-100.0%	11,198	-100.0%

Net income (loss)	$27,887	$34,838	$(14,941)	$(6,951)	-20.0%	$49,779	-333.2%

Year ended December 31, 2009 compared to year ended December 31, 2008

Revenues

Product Revenues. Total Product revenues declined $118.5 million, or 38.0%, to $193.2 million for 2009 compared to $311.6 million for 2008. The decline resulted largely from reductions in the industrial demand for power and in the availability of project financing, both occurring as a result of the worldwide recession and both contributing to a sharp reduction in shipments of gas-fired turbines by original equipment manufacturers. The decline was also in part due to downward pricing pressure resulting from decreased demand leading to reduced margins on lower volumes during the downward part of the economic cycle. While we benefited from the run-off of our 2008 backlog, primarily related to Middle East projects, 2009 revenues from multi-turbine Middle East projects were $48.7 million below 2008 revenues from that market. Auxiliary power equipment volumes were also down $40.9 million in the U.S. and Canada and $8.7 million in international markets other than the Middle East. These declines were partially offset by increases of $10.6 million in Europe and $8.1 million in Asia. Total Product revenues for 2008 also included $20.2 million of revenue recognized in that year on one large HRSG project.

Service Revenues. Total Service revenues increased $102.3 million, or 41.7%, to $347.5 million for 2009 compared to $245.2 million for 2008. The increase resulted from $71.0 million in capital project services performed for new customers in 2009 and $36.2 million of services due to increased scope of work provided in the course of refueling outages for existing customers. Specialty services for 2009 decreased $4.9 million from 2008 due to lower levels of activity within our customer base as a result of poor economic conditions, increases in the competitive environment resulting from the lower activity levels, and fewer capital projects in the fossil fuel energy sector.

Cost of Revenues

Cost of Product Revenues. The cost of Product revenues declined $89.3 million, or 37.3%, to $150.1 million for 2009 compared to $239.4 million for 2008. The primary components of the decline were a $94.6 million reduction in costs resulting from a decline in revenue, a $3.1 million reduction in warranty costs and a $2.3 million reduction in fabrication and material costs offset by a $10.7 million additional cost recognized related to one contract.

Cost of Service Revenues. The cost of Service revenues increased $92.7 million, or 42.7%, to $310.0 million for 2009 compared to $217.3 million for 2008. The increase is directly attributable to the $102.3 million increase in Service revenues. Our cost of Service revenues are typically proportionate to changes in Service revenues since they are comprised almost entirely of variable labor.

Selling and Administrative Expenses

Selling and administrative expenses declined $3.8 million, or 7.4%, to $46.6 million for 2009 compared to $50.4 million for 2008. The decline resulted from $2.5 million in cost reductions implemented within our Products Division attributable to reductions in force and control of operating expenditures. Additionally, we had a $1.3 million reduction in incentive compensation tied to financial performance. These savings were partially offset by increases in operating expenditures attributable to increased headcount and accounting support in our Services Division required in connection with an expanding volume of business in that division.

Interest Expense

Interest expense declined $2.0 million, or 17.1%, to $9.7 million for 2009 compared to $11.7 million for 2008. The decline was primarily attributable to a decrease in the interest expense for the long-term debt facility due to principal payments that reduced the balance by $19.70 million during 2009. These principal payments included $5.0 million in mandatory quarterly amortization payments and a payment of $14.7 million made in April 2009 in compliance with the annual excess cash flow sweep provision of our Credit Agreement.

Reorganization Expense

Total reorganization expenses declined $22.5 million, or 95.6%, to $1.0 million for 2009 compared to $23.6 million for 2008 due primarily to a $14.3 million increase in the estimate of liabilities subject to compromise during 2008, which did not reoccur in 2009, and an $8.1 million decrease in professional expenses. Reorganization expenses recognized in 2008 included funding of a $34 million reserve with respect to Deltak and significant professional fees incurred in connection with the January 22, 2008 emergence from Chapter 11 protection.

Income Tax Expense

Income tax expense increased by $2.1 million, or 67.6%, to $5.3 million for 2009 compared to $3.2 million for 2008. Our effective tax rate was 15.9% for 2009, compared to 8.4% for 2008. The differences between our effective tax rate and the U.S. federal statutory rate of 35% principally result from the geographical distribution of our taxable income, fluctuations in the valuation allowance we use in connection with deferred tax assets, and permanent differences between the book and tax treatment of certain items. Our foreign earnings are normally taxed at lower rates than our U.S. earnings. We reduce our deferred tax assets in amounts determined by a valuation allowance when we are unable to conclude that we are more likely than not to realize a particular tax asset. Reductions we make in the valuation allowance reduce our effective tax rate. Conversely, if we increase the valuation allowance, the result is to increase our effective tax rate. Reductions we made to the valuation allowance reduced our effective tax rate by approximately 32% in 2009 and 15% in 2008. Permanent differences between book and tax treatment of certain items increased our effective tax rate by approximately 5% for 2009 and 2% for 2008. (In each case, these percentage differences are from the levels computed before taking into account the reductions in valuation allowance or the permanent differences, as the case may be.) At the end of 2009, we had approximately $50.9 million of federal and $44.6 million of state net operating loss carryforwards and $7.5 million of foreign tax credits available for possible use in future years.

Income (Loss) from Discontinued Operations

Income from discontinued operations declined $16.3 million, or 68.9%, to $7.4 million for 2009 compared to $23.7 million for 2008. The decline was attributable to a $16.9 million decrease in the amount of deferred revenue recognized on completion agreements from Deltak’s legacy large-scale HRSG contracts, partially offset by $0.6 million for recoveries of bad debts during 2009. As milestones contained within the completion agreements are met, deferred revenues are removed from the balance sheet and recognized as income from discontinued operations; these are non-cash events. At December 31, 2009, only $3.0 million of an original $34.0 million remains as deferred revenue to be recognized on future completions.

Gain on Disposal of Discontinued Operations

Gain on disposal of discontinued operations was $2.7 million for 2009, resulting from a November 2009 release of escrow funds attributable to our October 2007 sale of Global Power Asia, Ltd. No comparable gain was recognized in 2008.

Year ended December 31, 2008 compared to year ended December 31, 2007

Revenues

Product Revenues. Product revenues increased $103.5 million, or 49.7%, to $311.6 million for 2008 compared to $208.1 million for 2007. The increase reflected a more robust overall market for auxiliary power equipment in 2008 as compared to 2007 and included $83.7 million attributable to an increase in multi-turbine power projects and $19.8 million of increased sales of mid-sized HRSG, aftermarket, and oil and gas related projects.

Service Revenues. Service revenues increased $49.8 million, or 25.5%, to $245.2 million for 2008 compared to $195.3 million for 2007. The increase reflected a $35.0 million increase in plant maintenance service revenues, of which $26.0 million was due to a larger number of refueling outages in 2008 than in 2007, and $9.0 million was due to scope expansions in particular refueling outage projects. Another $14.8 million of the increase was due to the addition of one large customer for Williams not related to plant maintenance.

Cost of Revenues

Cost of Product Revenues. Cost of Product revenues increased $79.7 million, or 49.8%, to $239.4 million for 2008 compared to $159.8 million for 2007. The increase was primarily due to an increase in revenue resulting in a $75.1 million increase in cost of revenues with gross margins remaining flat overall for the year and by a $4.6 million accrual for weld repair work on one contract.

Cost of Service Revenues. Cost of Service revenues increased $46.2 million, or 27.0%, to $217.3 million for 2008 compared to $171.1 million for 2007. The increase was directly attributable to an increased number of refueling outage projects and expanded scope on existing projects. Our cost of Service revenues are typically proportionate to changes in Service revenues. Gross margin percentage decreased year over year by one percent due to a slight change in the overall mix of services.

Selling and Administrative Expenses

Selling and administrative expenses increased $5.2 million, or 11.6%, to $50.4 million for 2008 compared to $45.2 million for 2007. The increase included $1.5 million of increased Products Division expenses from the addition of sales and application engineering personnel related to additional project requirements, a $0.5 million increase in Services Division expenses due to the write-off of a bad debt, and a $3.2 million increase in corporate expenses incurred to address regulatory compliance issues not previously addressed during our bankruptcy reorganization.

Interest Expense

Interest expense increased $1.6 million, or 16.0%, to $11.7 million for 2008 compared to $10.1 million for 2007. Interest expense increased by $8.7 million related to the new $90 million term loan pursuant to a new Credit Facility that we secured in connection with our emergence from Chapter 11 protection in January 2008 as well as an increase in interest expense related to bankruptcy of $0.4 million partially offset by $2.3 million decrease in interest resulting from the repayment of the $20 million debtor-in-possession Credit Facility upon our emergence from Chapter 11. In addition, amortization of debt issuance costs, included in interest expense, decreased by $2.3 million, interest resulting from letters of credit decreased by $2.5 million, and $0.4 million of additional interest income.

Reorganization Expense

Reorganization expenses declined $9.5 million, or 28.8%, to $23.6 million for 2008 compared to $33.1 million for 2007. The decline reflects a $21.8 million decrease in professional expenses incurred in connection with our bankruptcy, partially offset by a $12.3 million increase in the estimate of liabilities subject to compromise. A substantial portion of the reorganization expenses incurred in 2008 were incurred in the first quarter of 2008 during which we emerged from Chapter 11 protection. See “Bankruptcy Reorganization” in Item 1 of this Form 10 for further information regarding our bankruptcy proceedings.

Income Tax Expense

Income tax expense declined by $2.0 million, or 38.5%, to $3.2 million for 2008 compared to $5.1 million for 2007. Our effective tax rate was 8.4% for 2008, compared to a negative 32.3% for 2007. The differences between our effective tax rate and the U.S. federal statutory rate of 35% principally result from the geographical distribution of our taxable income, fluctuations in the valuation allowance we use in connection with deferred tax assets, and permanent differences between the book and tax treatment of certain items. Our foreign earnings are normally taxed at lower rates than our U.S. earnings. We reduce our deferred tax assets in amounts determined by a valuation allowance when we are unable to conclude that we are more likely than not to realize a particular tax asset. Reductions we make in the valuation allowance reduce our effective tax rate. Conversely, if we increase the valuation allowance, the result is to increase our effective tax rate. Reductions we made to the valuation allowance reduced our effective tax rate by approximately 15% in 2008 and by approximately 91% in 2007. Permanent differences between book and tax treatment of certain items increased our effective tax rate by approximately 2% for 2008 and reduced our effective tax rate by approximately 14% for 2007. (In each case, these percentage differences are from the levels computed before taking into account the reductions in valuation allowance or the permanent differences, as the case may be.) At the end of 2008, we had approximately $59.3 million of federal and $47.3 million of state net operating loss carryforwards and $4.9 million of foreign tax credits available for possible use in future years.

Income (Loss) from Discontinued Operations

Income from discontinued operations increased $28.8 million to $23.7 million for 2008 compared to a net loss of $5.2 million for 2007. The increase included $22.8 million of income on deferred revenues recognized on completion agreements from the wind-down of Deltak’s large-scale HRSG product line and $1.5 million attributable to other income from discontinued operations in Brazil and Italy. This income was partially offset by $0.7 million in expenses related to discontinued operations. None of the net losses experienced in 2007 were repeated in 2008.

Gain on Disposal of Discontinued Operations

No gain (or loss) was recognized on disposal of discontinued operations during 2008. We recognized an $11.2 million gain on the disposal of discontinued operations in 2007 from the sale of Global Power Asia, Ltd. in October 2007.

Liquidity and Capital Resources

We believe a strong balance sheet is a necessary pre-requisite for creating sustainable growth in stockholder value. During the strong part of an economic cycle, adequate liquidity can be used to finance organic growth; during the weak part of an economic cycle, adequate liquidity engenders discipline on price terms and risk assumption. Through all phases of recurring economic cycles, adequate liquidity facilitates all material transactions, whether with bankers, insurance providers, vendors or customers. Adequate liquidity also provides a cushion against operational challenges such as uninsured costs or claims or adverse litigation outcomes and opens up a broader scope and larger scale of strategic alternatives, including potential acquisitions. Our liquidity position as of December 31, 2009 was strong; we had $103.2 million of cash on our balance sheet and outstanding borrowings of $65.3 million on our $150 million Credit Facility.

Sources and Uses of Cash. Our primary sources of cash are net cash flow from operations and borrowings under our credit facilities. Our primary uses of cash are principal and interest payments on our indebtedness, capital expenditures, working capital and general corporate purposes.

Cash and Cash Equivalents. Cash and cash equivalents increased $45.6 million, or 79.2%, to $103.2 million at December 31, 2009 from $57.6 million at December 31, 2008, primarily due to cash provided by operations which reflects the benefit of working capital expended in 2008 resulting in a higher volume of cash receipts during 2009. This increase was partially offset by the use of $19.7 million of cash to pay down term debt during 2009.

Credit Facility. We entered into a $150 million Credit Facility on December 20, 2007 to be effective upon our emergence from Chapter 11 protection. The Credit Facility, which remains in effect in amended form, consists of a $90 million term loan facility and a $60 million revolving letter of Credit Facility with a cash advance sub-facility. Upon emergence from Chapter 11 protection on January 22, 2008, we borrowed $90 million under the term loan and issued $30 million of letters of credit under the revolving letter of Credit Facility, with no borrowings under the cash advance sub-facility. We used the $90 million of proceeds from the term loan facility to retire our $20 million debtor-in-possession Credit Facility; pay claims and other obligations in connection with our emergence from bankruptcy as contemplated by our Plan of Reorganization; fund working capital and other corporate needs; and pay fees and expenses associated with the financing of the facilities. The agreement governing the Credit Facility was amended in July 2008 to increase the cash advance sub-facility from its original level of $10 million to its current level of $25 million and to modify the liquidity covenant under the agreement to make it more favorable to us. The agreement was further modified effective December 31, 2009 to modify a fixed charges coverage ratio under the agreement to provide us with greater operational flexibility.

The Credit Facility includes customary affirmative and negative covenants, such as limitations on the creation of new indebtedness and on certain liens, restrictions on certain transactions and payments and requires maintenance of a maximum consolidated leverage ratio, minimum consolidated fixed charge ratio and minimum liquidity. We would be in default under the credit agreement if, among other circumstances, we fail to comply with financial or other covenants under the Credit Facility, we fail to make payments when due under the Credit Facility, or we experience a change of control or become subject to certain insolvency proceedings. If we default under the Credit Facility, the participating banks may restrict our ability to further access the Credit Facility for loans, may require the immediate repayment of any outstanding loans with interest and may require the cash collateralization of outstanding letter of credit obligations. We have given a first priority lien on substantially all of our assets as security for the Credit Facility.

Issuance of Common Stock and Warrants. Upon emergence from bankruptcy on January 22, 2008, we issued 47,401,961 shares of our new common stock to pre-petition equity holders in exchange for stock held before the bankruptcy on a one-for-one basis. On that same date, pursuant to the rights offering, a related private placement, and our Management Incentive Co-Investment Plan, we issued an additional 85,294,117 shares of our new common stock in exchange for $72.5 million in new equity capital. The applicable price of our common stock in the rights offering was $0.85 per share. Also on January 22, 2008 and in connection with the rights offering, we issued warrants to acquire 16,265,005 shares of our common stock at an exercise price of $0.8806 per share to the group of then-existing stockholders that backstopped the rights offering. The warrants expire on January 22, 2013. During 2009, warrants were exercised to purchase 591,219 shares of our common stock in cashless transactions. We withheld 377,216 shares of common stock in connection with those exercises and the shares so withheld are now held by us as treasury shares.

Liabilities Subject to Compromise. Liabilities subject to compromise include unsecured and under secured liabilities, including secured liabilities as to which there is uncertainty as to whether the value of the collateral securing the liabilities is less than, equals or exceeds such liabilities, incurred before the petition date. As of December 31, 2009, we had $0.5 million of liabilities subject to compromise, down from $136.8 million of liabilities subject to compromise as of our January 22, 2008 exit from bankruptcy protection. These amounts represent our estimates of known or potential pre-petition date claims that are likely to be resolved in connection with the Chapter 11 filings. These claims remain subject to further adjustments. Adjustments result from negotiations, actions of the Bankruptcy Court, rejection of executory contracts, the determination as to the value of any collateral securing claims, proofs of claim or other events.

Changes in cash and cash equivalents for the years ended December 31, 2009, 2008 and 2007 are as follows:

(In thousands)	Years Ended December 31,
	2009	2008	2007
			(Debtor-in- Possession)
Operating activities:
Statement of cash flow data:
Cash flows provided by (used in):
Operating activities	$63,388	$(119,472)	$1,170
Investing activities	999	(3,397)	11,707
Financing activities	(19,740)	130,877	(1,925)
Effect of exchange rate changes on	940	(2,051)	413

Change in cash and cash equivalents	$45,587	$5,957	$11,365

Operating Activities

We believe that cash generated from our operations and available to us under our Credit Facility will be adequate to meet our working capital requirements for the foreseeable future.

During 2009, cash provided by our operating activities was $63.4 million. The principal sources of cash from operating activities were net income, depreciation, decreases in costs and estimated earnings in excess of billings and increases in accounts payable, offset by a gain on disposal of discontinued operations, decreases in trade receivables, billings in excess of costs and estimated earnings and deferred revenue.

During 2008, cash used in operating activities was $119.5 million, primarily as a result of decreases in liabilities subject to compromise, deferred revenue and accounts payable as well as an increase in accounts receivables, offset partially by net income, depreciation and decrease in billings in excess of costs and estimated earnings.

During 2007, cash provided by operating activities was $1.2 million, primarily as a result of decreases in accounts receivable, depreciation, inventories and increases in accounts payable, offset partially by net loss, decreases in cost and estimated earnings in excess of billings, other accrued liabilities and deferred revenue.

Investing Activities

Cash provided by investing activities in 2009 was $1.0 million, made up primarily of decreases in restricted cash and proceeds from the sale of discontinued operations offset by purchases of fixed assets.

Cash used in investing activities for 2008 was $3.4 million, made up primarily of purchases of fixed assets.

Cash provided by investing activities for 2007 was $11.7 million, made up primarily of proceeds from the sale of discontinued operations, offset partially by purchases of fixed assets and increases in restricted cash.

Financing Activities

Cash used in financing activities for 2009 was $19.7 million, primarily the result of principal payments made on our Credit Facility.

Cash provided by financing activities for 2008 was $130.9 million, primarily the result of proceeds from the Credit Facility and issuance of common stock, offset partially by principal payments made on the debtor-in-possession Credit Facility and payments of debt issuance costs.

Cash used in financing activities for 2007 was $1.9 million, primarily the result of payments of debt issuance costs.

Contractual Obligations

Contractual obligations at December 31, 2009:

	Payments due by period (in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations (including interest) (1)	$72,542	$43,393	$19,321	$9,828	$—
Capital Lease Obligations (2)	58	34	24	—	—
Operating Lease Obligations (3)	3,407	1,365	1,687	355	—

Total	$76,007	$44,792	$21,032	$10,183	$—

(1)

Refer to Notes 2 and 10 to the consolidated financial statements included in Item 15 “Financial Statements and Exhibits” of this Form 10. Amounts reflect an interest rate of 8% on an outstanding balance of $65.3 million, adjusted for known principal payments, on our Credit Facility due January 2014.

(2)	Outstanding capital leases at December 31, 2009 are primarily comprised of copier leases.

(3)	Our operating leases are for leases for office and warehouse spaces.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk. Our primary market risk exposure is volatility of interest rates, primarily in the United States. We manage interest rates through the use of a combination of fixed and floating rate debt and interest rate swap agreements. We are subject to interest rate changes on our LIBOR-based variable interest $150 million Credit Facility. As of December 31, 2009, we had $65.3 million of outstanding borrowings on the Credit Facility. Per Amendment No. 3 to the Credit Agreement, we made a principal payment in the amount of $20.0 million on January 9, 2010. On March 31, 2010, we made an annual excess cash flow sweep payment that reduced the outstanding principal balance to $24.6 million. To hedge against some of our variable interest rate exposure, on March 31, 2008, we entered into an interest rate swap agreement to convert $60 million of the Credit Facility from a variable rate of interest to a fixed rate of 2.97% per annum. That hedge agreement terminated in March 2010.

Interest rate sensitivity – Based on our level of variable rate debt at December 31, 2009, a 50 basis point fluctuation in short-term interest rates would have an approximate $0.2 million impact on our expected pre-tax income.

Foreign Currency Exchange Rate Risk. We have foreign currency exposures related to buying and selling in currencies other than the U.S. dollar. To manage these risks, we enter into foreign currency forward agreements. At December 31, 2009, our most significant foreign currency exposures involved the Euro and the South Korean Won. Based on currency forward contracts in place at December 31, 2009, a 10% strengthening or weakening in the Euro from year-end exchange rates would decrease or increase our pretax income by approximately $0.5 million and a similar change in the South Korean Won would decrease or increase our pretax income by approximately $0.3 million.

Item 3.	Properties.

Our corporate offices are currently located in Tulsa, Oklahoma. The lease for this facility expires in October 2010. We have eight other U.S. facilities, as well as facilities in the Netherlands, Mexico and China. The following table sets forth information about our material facilities at December 31, 2009:

Location	Owned/Leased (Expiration Date)	Principal Uses
Products Division

Heat Recovery Equipment
Plymouth, Minnesota*	leased (8/30/10)	Administrative office
Plymouth, Minnesota	owned	Manufacturing and administrative office

Auxiliary Power Equipment
Tulsa, Oklahoma	leased (8/31/11)	Manufacturing and administrative office
Auburn, Massachusetts	owned	Manufacturing and administrative office
Heerlen, The Netherlands	leased (7/31/13)	Administrative office
Monterrey, Mexico	owned	Manufacturing
Shanghai – Waigaoqiao Free Trade Zone, China	leased (2/28/11)	Warehouse
Shanghai – Xuhui District, China	leased (11/16/10)	Administrative office

Services Division
Tucker, Georgia	leased (10/31/14)	Administrative office
Stone Mountain, Georgia	leased (4/30/10)	Warehouse
Lakeland, Florida	leased (month-to-month)	Administrative office
Roxboro, North Carolina	leased (month-to-month)	Administrative office

We consider each of our facilities to be in good operating condition and sufficient for its current use. Each of our owned domestic real properties is encumbered by a lien under our Credit Facility.

*	The lease on this property was early terminated on February 28, 2010.

Item 4.	Security Ownership of Certain Beneficial Owners and Management.

Before we filed this Form 10, holders of more than five percent of our common stock have not been required to file ownership reports with the SEC and only one such holder, Brown Advisory Holdings Incorporated, has filed such a report with the SEC since our emergence from bankruptcy in January 2008. Based on stockholder voting at our April 22, 2010 annual meeting of stockholders, we believe it is likely that other entities hold more than five percent of our common stock. However, we do not know how many shares any of these other entities hold or whether they continue to hold those shares. We have included Brown Advisory Holdings Inc. in the following table and have reflected information set forth in the Schedule 13G that firm filed with the SEC. Except as indicated otherwise, the following table sets forth certain information, as of April 23, 2010, regarding the beneficial ownership of our common stock by each of our current directors, each of our executive officers named in the Summary Compensation Table, and all of our directors and executive officers as a group.

	Common Stock Beneficially Owned
Name of Beneficial Owner	Number of Shares (#)	Percentage of Class (%)(1)
Greater than Five Percent Holders
Brown Advisory Holdings Incorporated(2)	16,635,026	12.0%

Directors:
Carl Bartoli(3)	168,199	––
Terence J. Cryan(3)	168,199	––
Eugene I. Davis(3)	168,199	––
Charles Macaluso(3)	168,199	––
Frank E. Williams, Jr.(3)	236,932	––

Executive Officers
David L. Keller(4)	900,000	––
John M. Matheson(5)	818,086	––
David L. Willis(6)	1,438,907	1.0%
Dean J. Glover(7)	1,435,374	1.0%
Kenneth W. Robuck(8)	1,881,336	1.3%
Gene F. Schockemoehl(9)	1,850,126	1.3%
Directors and executive officers as a group (11 persons)(10)	9,233,557	6.4%

(1)	As reported by such persons as of April 23, 2010 (except in the case of Mr. Matheson, where the beneficial ownership is based on information in our records as of the last day of his employment with us) and including, in the case of our executive officers, restricted share units which are treated for purposes of this table on an as-converted basis. Percentages are based on 138,803,159 shares of our common stock issued and outstanding, except as indicated otherwise and except where the person has the right to acquire shares within the next 60 days, which increases the number of shares beneficially owned by such person and the number of shares outstanding for determining that person’s percentage of ownership. We have determined beneficial ownership in accordance with the rules of the SEC. Unless otherwise indicated in the footnotes to this table, each stockholder named in the table has sole voting and investment power with respect to all shares shown as beneficially owned by that stockholder. We have omitted percentages of less than 1% from the table.

(2)	The shares listed are reported on Schedule 13G, filed with the SEC on February 17, 2010 with respect to holdings as of December 31, 2009. Brown Advisory Holdings Incorporated (“Brown Advisory”) is the beneficial owner of 16,635,026 shares of our common stock with regard to which it has shared investment power. The shares are owned by clients of NSB Advisors LLC, an investment advisor and a subsidiary of Brown Advisory. The Schedule 13G does not disclose, and we are unable to determine, who has the ultimate voting or investment control over the shares held by Brown Advisory. The mailing address of Brown Advisory is 901 South Bond Street, Suite 400, Baltimore, Maryland 21231.

(3)	The 168,199 shares listed for each of our non-employee directors (other than Mr. Williams who joined our Board of Directors on October 13, 2009) were received as grants of restricted stock under our 2008 Directors’ Equity Incentive Plan. The 236,932 shares held by Mr. Williams include 31,250 shares received as a grant of restricted stock under our 2008 Directors’ Equity Incentive Plan and 205,682 shares of our common stock that he has personally acquired, 84,263 of which shares are held by Williams Family L.P. with regard to which he has sole voting and shared investment power.

(4)	Mr. Keller is our President and Chief Executive Officer. He also serves on our Board of Directors. His beneficial ownership includes 712,500 restricted stock units and 187,500 shares of our common stock received upon the vesting of restricted stock units.

(5)	Mr. Matheson, our former President, Chief Executive Officer and Director, resigned from all positions with us effective as of September 14, 2009.

(6)	Mr. Willis’ beneficial ownership includes 1,125,672 restricted stock units and 313,236 shares of our common stock received upon the vesting of restricted stock units.

(7)	Mr. Glover’s beneficial ownership includes 894,167 restricted stock units, 302,560 shares of our common stock received upon the vesting of restricted stock units, 7,968 registered shares converted as part of our emergence from bankruptcy, and 153,786 purchased shares and 76,893 incentive shares issued under our Management Co-Investment Incentive Plan.

(8)	Mr. Robuck’s beneficial ownership includes 1,167,148 restricted stock units, 475,541 shares of our common stock received upon the vesting of restricted stock units, 7,968 registered shares converted as part of our emergence from bankruptcy, and 153,786 purchased shares and 76,893 incentive shares issued under our Management Co-Investment Incentive Plan.

(9)	Mr. Schockemoehl’s beneficial ownership includes 806,382 restricted stock units, 373,882 shares of our common stock received upon the vesting of restricted stock units, 439,183 registered shares converted as part of our emergence from bankruptcy, and 153,786 purchased shares and 76,893 incentive shares issued under our Management Co-Investment Incentive Plan.

(10)	Represents beneficial ownership of our common stock held by our directors and executive officers as a group as of April 23, 2010. Includes 818,086 shares indicated in our records as being owned, as of the date on which he was last employed by us, by Mr. Matheson, our former President, Chief Executive Officer and Director, who resigned from those positions effective as of September 14, 2009.

Item 5.	Directors and Executive Officers.

Directors

The following table sets forth information regarding our current directors:

Charles Macaluso	Chairman of the Board
Carl Bartoli	Director
Terence Cryan	Director
Eugene I. Davis	Director
David L. Keller	Director
Frank E. Williams, Jr.	Director

Charles Macaluso, 66, has served as Chairman of our Board of Directors since January 2008. Since 1998, Mr. Macaluso has been a principal of Dorchester Capital, LLC, a management consulting and corporate advisory service firm focusing on operational assessment, strategic planning and workouts.

Mr. Macaluso currently serves as a director of the following companies: Global Crossing Ltd., a public company where he serves on the Audit Committee; Lazy Days RV SuperCenters, Inc., where he serves on the Audit Committee; GEO Specialty Chemicals, Inc., a private company where he serves as Chairman of the Board and a member of the Compensation Committee; Darling International Inc., a public company where he serves as Lead Director; Pilgrim’s Pride Corporation, a public company; and Wellman Holdings, Inc., a private company where he serves as Chairman of the Board.

Director Qualifications. Mr. Macaluso is an invaluable member of our Board, having had a career focused on operational assessment, strategic planning, crisis management and turnaround advisory services, most recently with Dorchester Capital LLC. Dorchester Capital also has a significant commitment to representing the interests of investor groups as a member of the boards of directors at a diverse array of companies, and Mr. Macaluso brings with him a strong commitment to stockholders’ interests. He also has extensive executive and financial expertise. In addition, Mr. Macaluso brings significant board expertise, including service as Chairman on a number of public and private company boards and committees.

Carl Bartoli, 71, has served as our Director since January 2008. Mr. Bartoli is retired from Foster Wheeler Corporation where he served as President and Chief Executive Officer of Foster Wheeler USA Corporation and Executive Vice President of Foster Wheeler International Corporation for 12 years. As President and Chief Executive Officer of Foster Wheeler USA Corporation, he was also responsible for the Process Plant Division, the Fire Heater Division, Foster Wheeler Constructors Corporation and Foster Wheeler Environmental Corporation. This followed a career in project and construction management at ABB Lummus Global (now CB&I/Lummus) and M.W. Kellogg Company (now KBR, Inc.) covering virtually all facets of the engineering, procurement, and construction of power generation, process, pharmaceutical and infrastructure facilities.

Since his retirement from Foster Wheeler, Mr. Bartoli has established and serves as President of C. Bartoli Consultants, LLC serving the utility and process industry in the development and execution of capital projects. He has also participated in the preparation of strategic plans, organizational restructuring and acquisition due diligence of engineering and construction firms. Mr. Bartoli has been affiliated with the Construction Industry Institute (CII), a research organization serving the engineering and construction industry, as a member of the Board of Advisors and Executive Committee.

Mr. Bartoli holds a Master of Science in Mechanical Engineering from Columbia University and a Bachelor of Science in Mechanical Engineering from Fairleigh Dickinson University.

Director Qualifications. Mr. Bartoli is an engineering and construction business executive with over 35 years of domestic and international experience in the process and utility industry. His experience covers all facets of the engineering and construction industry, including project management, project development, senior line management and executive P & L positions. Mr. Bartoli has also served on the boards of directors of a number of Foster Wheeler Corporation affiliated companies. Since his retirement from Foster Wheeler and the establishment of C. Bartoli Consultants, LLC, he has participated in many consulting assignments for the power generation, process and energy industries. He is also a consultant leader with the Gerson Lehrman Group in the energy and industrials sector and is an advisor to Anellotech, Inc., a company developing a cellulosic biomass conversion technology for the production of petrochemicals.

Terence J. Cryan, 47, has served as our Director since January 2008. Mr. Cryan has over 20 years of international business experience as an investment banker based in both the United States and Europe. In 2001, Mr. Cryan co-founded Concert Energy Partners, an investment banking and private equity firm based in New York City, and continues to serve as Managing Director. He has also served as President and Chief Executive Officer of Medical Acoustics LLC from April 2007 through April 2010. Prior to 2001, Mr. Cryan was a Senior Managing Director in the Investment Banking Division at Bear Stearns.

Earlier in his career, Mr. Cryan was a Managing Director, Energy & Natural Resources Industry Group Head and member of the Investment Banking Operating Committee at Paine Webber. Mr. Cryan joined Paine Webber following its acquisition of Kidder, Peabody in 1994.

Mr. Cryan is an adjunct professor at the Metropolitan College of New York Graduate School of Business, serves as a director of a number of international companies, including public companies such as Uranium Resources, Inc. (October 2006 to present), The Providence Service Corporation (May 2009 to present), and Gryphon Gold Corporation (August 2009 to present), and is a frequent speaker at finance and energy industry gatherings.

Mr. Cryan holds a Master of Science in Economics from the London School of Economics and a Bachelor of Arts from Tufts University.

Director Qualifications. Mr. Cryan possesses extensive expertise in financings, mergers and acquisitions. He also has a broad energy industry background and executive level experience. Mr. Cryan has over 20 years of experience in international business as an investment banker in the United States and Europe. As a co-founder of Concert Energy Partners and as former Managing Director, Energy & Natural Resources Industry Group Head at Paine Webber, Mr. Cryan has in depth knowledge of the energy industry. In addition, Mr. Cryan brings extensive board level experience, serving on the boards of a number of international companies.

Eugene I. Davis, 55, has served as our Director since January 2008. Mr. Davis is the Chairman and Chief Executive Officer of PIRINATE Consulting Group, LLC, a privately-held consulting firm specializing in turn-around management, merger and acquisition consulting, hostile and friendly takeovers, proxy contests and strategic planning advisory services for domestic and international public and private business entities. Since forming PIRINATE in 1997, Mr. Davis has advised, managed, sold, liquidated and/or acted as a Chief Executive Officer, Chief Restructuring Officer, Director, Committee Chairman and/or Chairman of the Board of a number of businesses, including companies operating in the telecommunications, automotive, manufacturing, high-technology, medical technologies, metals, energy, financial services, consumer products and services, import-export, mining and transportation and logistics sectors.

Prior to forming PIRINATE, Mr. Davis served as President, Vice-Chairman and Director of Emerson Radio Corp., a public company in the consumer electronics business, and Chief Executive Officer and Vice-Chairman of Sport Supply Group, Inc., a marketer, manufacturer and distributor of sporting goods. Mr. Davis began his career as an attorney and international negotiator with Exxon Corp. and Standard Oil Company (Indiana) and as a partner in two Texas-based law firms where he specialized in corporate/securities law, international transactions and restructuring advisory.

Mr. Davis currently serves as a director on the boards of seven public companies. During the past five years, he has served as a director on the boards of the following public companies: American Commercial Lines Inc., Atlas Air Worldwide Holdings, Inc., Exide Technologies, iPCS, Inc., Knology, Inc., Oglebay Norton Company, Tipperary Corporation, Viskase Companies, Inc., McLeodUSA Incorporated, Granite Broadcasting Corporation, Footstar, Inc., PRG-Schultz International, Inc., Silicon Graphics, Inc., SeraCare Life Sciences, Inc., Foamex International Inc., Ion Media Networks, Inc., Delta Air Lines, Inc., Atari, Inc., Solutia Inc., Media General, Inc., Rural/Metro Corporation, TerreStar Corporation, Spectrum Brands, Inc., Ambassadors International, Inc. and Dex One Corporation (f/k/a R.H. Donnelley Corporation).

Mr. Davis holds a Bachelor of Arts from Columbia College, a Masters of International Affairs in International Law and Organization from the School of International Affairs of Columbia University and a Juris Doctorate from the Columbia University School of Law.

Director Qualifications. Mr. Davis has substantial public board experience and expertise in the corporate governance arena acquired through his service on a number of public company boards and as the Chairman and Chief Executive Officer of PIRINATE Consulting Group, LLC. Mr. Davis is a well-seasoned businessman and brings to us significant executive experience in a variety of industries, including power and energy, telecommunications, automotive, manufacturing, high-technology, medical technologies, metals, financial services, consumer products and services, import-export, mining and transportation and logistics. In addition, he has significant financial expertise.

David L. Keller, 56, has served as our President, Chief Executive Officer and Director since September 2009.

Mr. Keller served as the President and Chief Operating Officer of The Babcock & Wilcox Company (B&W), a wholly owned subsidiary of McDermott International, Inc., from March 2001 until his retirement in June 2007. B&W, a company with approximately $2 billion in revenues in 2006, supplies fossil-fuel fired boilers, commercial nuclear steam generators, environmental equipment and components, and boiler auxiliary equipment and provides related services, including construction services. Mr. Keller’s prior position was President of Diamond Power International, Inc., a wholly owned subsidiary of B&W, from March 1998 to February 2001. During his tenure with B&W, Mr. Keller served as a Board Chairman or Director of subsidiaries and joint ventures in the Peoples Republic of China, Denmark, the United Kingdom, Australia and South Africa.

He holds a Bachelor of Science degree in Mathematics from the University of Akron.

Director Qualifications. Mr. Keller has comprehensive knowledge of the power generation industry. He brings with him a career of experience and understanding in the businesses we engage in. In addition to his breadth of knowledge in the industry, Mr. Keller also has significant executive management experience. Prior to joining us, Mr. Keller served as the President and Chief Operating Officer of The Babcock & Wilcox Company, where he directly oversaw sales, manufacturing, accounting, legal, supply chain and personnel functions and where the revenues reached approximately $2 billion under Mr. Keller’s management in 2006.

Frank E. Williams, Jr., 75, has served as our Director since October 2009. Since 1969, Mr. Williams has served as Chairman and principal owner of Williams Enterprises of Georgia, Inc., a holding company controlling six subsidiaries active in various facets of the steel industry. Since 1995, he has also served as Chairman, Chief Executive Officer, and a 50 percent owner of Bosworth Steel Erectors, Inc. of Dallas, Texas, an erector of steel products in the Southwestern United States and as Chairman and a major shareholder of Willfab, Inc., a structural steel fabricator located in Cherokee County, Georgia. Mr. Williams is the Managing Partner and principal owner of Industrial Alloy Fabricators, LLC of Richmond, Virginia, a fabricator of alloy plate products for the pulp and chemical industries, and of Industrial Alloy Erectors, LLC of Richmond, Virginia, an erector of structural steel and steel plate products.

Mr. Williams continues to serve on the Board of Williams Industries, Inc., a public company, which owns five subsidiaries active in the steel industry, including Williams Bridge Company, one of the largest fabricators of steel plate for bridge structures in the Mid-Atlantic region. The company was founded by Mr. Williams, who served as its President, Chief Executive Officer and Chairman through 1994. Mr. Williams was appointed in 2005 as Chairman of the Board of Directors of Kaiser Group Holdings, Inc., a public company, where he has been on the Board of Directors since 2002. He has served on the Board of Directors of Diamondhead Casino Corporation, a public company, since July 2002. In addition, Mr. Williams served for 23 years (including three years as Chairman) on the Board of Directors of Hemisphere Bank, which was reorganized to become Capital Bank, and currently serves as a Director of Capital Bank, N.A. He also serves on the Boards of Directors of Prudent Capital and Verdant Power, Inc., both private companies.

Mr. Williams has served as Chairman and Chief Executive Officer of the Gulf States Steel Reorganization Group. He has been appointed by bankruptcy courts as an official representative serving in a pro bono capacity on behalf of investors and debt holders of public companies in bankruptcy and he represented holders of our equity securities during our bankruptcy in 2007 and 2008.

Mr. Williams holds a Bachelor of Civil Engineering degree from the Georgia Institute of Technology.

Director Qualifications. Mr. Williams brings us wide-ranging industry knowledge having been involved throughout his career with the types of businesses that we pursue. Mr. Williams has over 40 years of experience in the steel industry. His in-depth experience and knowledge covers all facets of the steel industry, including steel fabrication and erection and fabrication of alloy plate products for the pulp and chemicals industries. Mr. Williams is the principal owner of Williams Enterprises of Georgia, Inc., a holding company controlling six subsidiaries active in various facets of the steel industry. In addition to his extensive knowledge of our industry, Mr. Williams brings significant public company experience.

Messrs. Macaluso, Bartoli, Cryan and Davis were appointed as our directors by the Bankruptcy Court upon our emergence from bankruptcy in January 2008. The Board appointed Mr. Keller as a director in September 2009 simultaneously with his employment as our President and Chief Executive Officer and appointed Mr. Williams as a director in October 2009. All of our directors were reelected for new one year terms at our annual meeting of stockholders held on April 22, 2010. Except for our bankruptcy, from which we emerged in January 2008, none of our directors has been involved in any legal proceeding enumerated in the SEC’s Regulation S-K, Item 401, within the time periods described in that regulation.

Executive Officers

The following table sets forth information regarding our current executive officers:

David L. Keller	President, Chief Executive Officer and Director
David L. Willis	Senior Vice President and Chief Financial Officer
Dean J. Glover	Senior Vice President, President of Products Division
Kenneth W. Robuck	Senior Vice President, President of Services Division
Gene F. Schockemoehl	Senior Vice President and President of Braden Manufacturing, LLC
Tracy D. Pagliara	General Counsel, Secretary, and Vice President of Business Development
John J. Long	President of Williams Plant Services, LLC
Jeff J. Davis	President of Deltak Specialty Boiler Systems

David L. Keller, 56, has served as our President and Chief Executive Officer and as a Director since September 2009. His biographical information is provided under the caption “Directors” above.

David L. Willis, 38, has been our Senior Vice President and Chief Financial Officer since January 2008. Mr. Willis has a broad range of leadership experience across a range of industries: restructuring advisory services, telecommunications, energy companies and public accounting. From October 2001 to January 2008, he was with the restructuring practice of Alvarez & Marsal LLC, a global professional services firm, where he served clients in advisory and interim management capacities, most recently as Senior Director, overseeing the development and implementation of initiatives to improve operational and financial performance.

Prior to Alvarez & Marsal, Mr. Willis held positions with The Williams Communications Group and Ernst & Young. Mr. Willis received his Bachelor of Business Administration degree from the Price College of Business at the University of Oklahoma and holds an M.B.A. from the University of Tulsa. He is a Certified Public Accountant and has a Certified Insolvency and Restructuring Advisor certification (inactive).

Dean J. Glover, 44, is Senior Vice President and President of the Products Division of Global Power Equipment Group Inc. Mr. Glover joined Braden Manufacturing in December 2005 as Chief Operating Officer and was promoted to his positions at Global Power and Deltak in September 2008. Mr. Glover has extensive international experience having lived in various international locations for most of his career. Mr. Glover has over 15 years of commercial and technical experience in the power industry. Prior to joining Global Power, Mr. Glover led the global supply chain, including manufacturing for Diebold Inc. Prior to this, Mr. Glover spent 13 years with General Electric in various managerial and technical roles and is a certified Six Sigma Master Blackbelt. Mr. Glover holds a Bachelors Degree in Mechanical Engineering from the University of Nebraska and an M.B.A. from the Kellogg Graduate School of Management, Northwestern University.

Kenneth W. Robuck, 50, is Senior Vice President and President of the Services Division of Global Power Equipment Group Inc. Mr. Robuck originally joined the Williams Group in 1995; he left the company for a brief period and returned in 2005 to run Williams Plant Services, LLC, the largest of the Williams’ subsidiaries, which is responsible for all major maintenance and construction services work. In early 2006, Mr. Robuck assumed the additional responsibility of Chief Operating Officer and was appointed President of the Williams Group in October 2007. Mr. Robuck has over 27 years experience in the nuclear power, fossil-fuel power, petrochemical and related industrial industries. Mr. Robuck is a graduate of Auburn University with a B.S. in Civil Engineering.

Gene F. Schockemoehl, 60, is Senior Vice President of Global Power Equipment Group Inc., and President of our subsidiary Braden Manufacturing, LLC. Mr. Schockemoehl has served as President of Braden since January 1994 and as Vice President of Global Power since June 1998. He was named President of Consolidated Fabricators Inc. in October 2003.

Mr. Schockemoehl began his employment at Braden in September 1968, progressing through the plant production area into management positions, and became Vice President of Operations in 1990. He served as Vice President of Sales from 1991 until his appointment as President in January 1994. Mr. Schockemoehl has a manufacturing and general business education background, having attended both Tulsa Community College and Rogers State College.

Tracy D. Pagliara, 47, has served as our General Counsel, Secretary, and Vice President of Business Development since April 2010. Prior to joining our company, Mr. Pagliara served as the Chief Legal Officer of Gardner Denver, Inc., a leading global manufacturer of highly engineered compressors, blowers, pumps and other fluid transfer equipment, from August 2000 through August 2008. He also had responsibility for other roles during his tenure with Gardner Denver, including Vice President of Administration, Chief Compliance Officer, and Corporate Secretary.

Prior to joining Gardner Denver, Mr. Pagliara held positions of increasing responsibility in the legal departments of Verizon Communications/GTE Corporation from August 1996 to August 2000 and Kellwood Company from May 1993 to August 1996, ultimately serving in the role of Assistant General Counsel for each company. Mr. Pagliara has a B.S. in Accounting and a J.D. from the University of Illinois. He is a member of the Missouri and Illinois State Bars and a Certified Public Accountant.

John J. Long, 58, has been President of Williams Plant Services, LLC, our subsidiary since March 2010. Prior to joining Williams, Mr. Long was involved through the construction phases of several nuclear power plants from 1974 through 1985 with Fluor / Daniel before becoming a regional director with responsibility for overseeing maintenance and modification through 1999. From 2000 through 2009, Mr. Long served in the role of Vice President and Senior Vice President for Atlantic Union Resources, Inc., a provider of maintenance services to the power industry, and Day & Zimmermann NPS, where he was responsible for maintenance and modification support in the Midwest and West regions.

Mr. Long has over 30 years experience in the nuclear and fossil-fuel power industry. He has a B.S. from Troy University and an M.B.A. from William Woods University.

Jeff J. Davis, 52, has served as President of Specialty Boiler Systems of Deltak, our subsidiary, since January 2007. Mr. Davis joined Deltak in 1985. Prior to his promotion as President in October 2006, Mr. Davis held positions as application engineer, Sales Manager, and Vice President of Specialty Boiler Systems. Before joining Deltak, Mr. Davis worked at Econontherm Energy Systems as a project manager and applications engineer. Mr. Davis is a graduate of the University of Colorado with a B.S. in Chemical Engineering.

Except for our bankruptcy, from which we emerged in January 2008, none of our executive officers has been involved in any legal proceeding enumerated in the SEC’s Regulation S-K, Item 401, within the time periods described in that regulation.

Item 6.	Executive Compensation.

The Compensation Discussion and Analysis below contains a description and analysis of the compensation arrangements and decisions we made for 2009 for our executive officers named in the Summary Compensation Table that immediately follows this section. Throughout this Form 10, we sometimes refer to the persons included in that Summary Compensation Table as our “named executive officers”.

Compensation Discussion and Analysis

Introduction

The Compensation Committee of our Board of Directors establishes and implements our compensation policies and programs for named executive officers. Our current named executive officers and their primary executive positions are David L. Keller – Chief Executive Officer, David L. Willis – Chief Financial Officer, Dean J. Glover – President of our Products Division, Kenneth W. Robuck – President of our Services Division, and Gene F. Schockemoehl – President of Braden Manufacturing.

From January 22, 2008, when we successfully emerged from bankruptcy, through October 13, 2009, when Frank E. Williams, Jr. joined our Board as a fifth non-executive director, our Compensation Committee was comprised of all four of the non-executive directors who became directors on January 22, 2008: Charles Macaluso, Carl Bartoli, Terence J. Cryan, and Eugene I. Davis. When Mr. Williams joined our Board on October 13, 2009, the Compensation Committee was reconstituted to its current three-member composition and is now comprised of Messrs. Bartoli, Cryan, and Williams. Mr. Bartoli has served continuously as Chairman of our Compensation Committee since January 22, 2008. Each of our non-executive directors, and therefore, each of the members of the Compensation Committee as it has been constituted since January 22, 2008, qualifies as independent in accordance with the listing standards of NASDAQ. Mr. Bartoli was asked to chair the Compensation Committee based upon his experience in compensation matters gained while serving as President and Chief Executive Officer of Foster Wheeler USA Corporation and in the course of his consulting career. Mr. Cryan and Mr. Williams each have extensive experience in dealing with compensation matters on the boards of other corporations.

The Committee’s functions include reviewing and making recommendations to our Board with respect to executive compensation policies and programs. The Committee has the exclusive authority to establish and adjust the base salaries of, approve cash bonuses for, and grant equity awards to, our named executive officers. Before making compensation decisions with respect to our named executive officers, the Committee takes into account the recommendations of our Chief Executive Officer (for named executive officers other than himself).

Our Compensation Philosophy

Our compensation and benefits programs recognize the importance of our named executive officers to our overall success. The objectives of our compensation program are to:

•	attract and retain talented individuals;

•	motivate our executive team to achieve our goals and objectives; and

•	align the interests of our executives with those of our stockholders.

We believe each named executive officer’s compensation should be correlated with the performance of the named executive officer and our performance. The primary financial measure of performance we use for purposes of our compensation plans and programs is EBITDA, which we define as our earnings before interest, taxes, depreciation and amortization, adjusted for reorganization expense and calculated based on the results of our two operating divisions without any charge for overhead or corporate allocations. When we refer to “EBITDA” in this Item 6, we are referring to EBITDA calculated in this manner. The annual bonuses we provide to our named executive officers are tied in part to achievement of EBITDA targets that are set annually by the Committee and in part to achievement of individual goals and objectives. The long-term incentive compensation we provide to our named executive officers vests over time based in part on achievement of those annual EBITDA targets and in part on continuing employment of the named executive officer by us over time. In making compensation decisions regarding each of our named executive officers, we also take into account the named executive officer’s compensation history and his past and expected individual contributions to our goals.

Our compensation program for our named executive officers has four principal components:

•	annual base salary;

•	short-term incentive awards (annual cash bonuses);

•	long-term incentive awards (equity-based awards); and

•	benefits.

Each named executive officer receives a base salary and is eligible to receive an annual cash bonus. Each named executive officer is also eligible to receive an annual grant of restricted stock units. We granted restricted stock units to executives in 2008 and 2009 under our 2008 Management Incentive Plan, which was put in place in connection with our emergence from bankruptcy proceedings and originally became effective on January 22, 2008.

The Committee determines base salaries primarily based on an analysis of relevant market data, by reference to the Committee members’ knowledge of the market, and the recommendations of our Chief Executive Officer (other than for himself). We view these base salaries as recognizing an individual executive’s regular commitment to his job and we take into consideration the executive’s knowledge, skills, and experience. We have employment agreements with each of our named executive officers that provide for a minimum level of annual base salary (effective as of the date on which the particular employment agreement became effective) and generally contemplate annual reviews that may, but need not, result in increases in the annual base salary payable to the named executive officer.

The Committee uses annual cash bonuses as a short-term incentive to motivate our named executive officers to increase the value of our company. Since 2008, we have provided short term bonuses pursuant to an annually adopted Incentive Compensation Plan that specifies threshold, target, and maximum performance hurdles for EBITDA of our designated business units and individual goals for each of our named executive officers. We have employment agreements with each of our named executive officers that specify their respective annual target and maximum bonus potential in terms of percentages of the executive’s annual base salary. Target bonuses as a percentage of base salary are set in these employment agreements at 55% for our Chief Financial Officer and the President of Braden Manufacturing, at 65% for the Presidents of each of our Products Division and our Services Division, and at 80% for our Chief Executive Officer. Maximum bonus percentages for each of our named executive officers are exactly twice these respective target bonus percentages. The effect of these increasing bonus percentages is to tie more of the compensation we pay to more senior executive officers to annual achievement of our business goals and the executive officer’s personal performance.

We make equity awards to our named executive officers each year to motivate them to increase the value of our company over time and as a means of encouraging our named executive officers to remain in the Company’s employ. In 2009 we made equity awards under the 2008 Management Incentive Plan in the form of restricted stock units. These restricted stock units generally vest over a four year period. Vesting as to one half of the units granted is contingent on achievement by the Company of annual EBITDA targets established by the Committee and the continuing employment of the named executive officer. Vesting as to the other half of the units granted is contingent only upon the continuing employment of the named executive officer.

Those three of our named executive officers who were with us when we emerged from bankruptcy (Messrs. Glover, Robuck and Schockemoehl) participated in our Management Incentive Co-Investment Plan by purchasing, as of January 22, 2008, a certain number of shares of our common stock at a purchase price of $0.85 per share. In connection with those purchases, we granted to each of these named executive officers, at no cost to the named executive officer, an additional number of shares equal to one half of the number of shares purchased. In general, the granted shares will vest on January 22, 2011, provided the named executive officer remains in the employ of the Company through that date. We provided the one time opportunity to participate in our Management Incentive Co-Investment Plan to our named executive officers and other members of management in 2008 as a means to provide additional compensation and an incentive to stock ownership as we emerged from bankruptcy.

We make available to each of our named executive officers certain benefits that are generally available to all salaried employees including medical, dental, vision, life, accidental death and dismemberment, travel accident and short and long-term disability insurance. We make these benefits available so that we can provide a competitive compensation package to our salaried employees and our named executive officers. We require each of our named executive officers to undergo a physical examination once every year or two years (depending upon the executive’s age), the cost of which is borne by the Company. We also reimburse our named executive officers for documented business expenses and (except in the case of Mr. Keller) for expenses incurred in the preparation of annual tax returns. We cover club dues for those of our named executive officers who were with us when or shortly after we emerged from bankruptcy (all of our named executive officers other than Mr. Keller). The Committee determined not to provide club dues to Mr. Keller when he joined the Company on September 14, 2009 and has determined that it will not provide club dues to any other new hire. All of our named executive officers are entitled to participate in the Company’s 401(k) plan and its flexible spending benefit plan and to four weeks of paid vacation each year.

How We Make Compensation Decisions

The general structure of the Company’s compensation practices for our named executive officers since January 22, 2008 has been in large part determined by the Plan of Reorganization pursuant to which we successfully emerged from bankruptcy protection on that date. The Plan of Reorganization affirmed previously existing employment agreements of the Company’s executive officers, including those three of our current named executive officers who were with us during the bankruptcy (Messrs. Glover, Robuck, and Schockemoehl). These employment agreements effectively established the rates of annual base salary and the percentage annual bonus potential of the Company’s executive officers upon its emergence from bankruptcy. They also specified the benefits to be provided by the Company to those executive officers. The Plan of Reorganization also reserved up to 10% of the shares of our common stock at the time we emerged from bankruptcy for distribution to members of management under what became the 2008 Management Incentive Plan. All of our grants of restricted stock units to named executive officers since we emerged from bankruptcy have been made pursuant to that plan.

At least once each year the Compensation Committee reviews annual base salaries and makes any adjustments it deems appropriate, sets EBITDA targets, target payout amounts, personal goals, and the extent to which each named executive officer’s bonus for the year under our annual Incentive Compensation Plan will be dependent upon those various elements, and determines the amount of equity to be granted to named executive officers as long-term incentive compensation. The Committee makes its decisions on each of these matters based on review of information from a variety of sources, including the experience of the members of the Committee, publicly available statistical studies of compensation both in companies that are similar in size to the Company and companies in a broader range of sizes, and reports and recommendations from the Company’s management. After the completion of each year, the Committee meets to review audited financial information to determine the extent to which the Company’s financial performance has fallen short of, met, or exceeded the EBITDA target for the year and to review the extent to which individual named executive officers have achieved their individual goals under our Incentive Compensation Plan. Decisions by the Committee are generally made in Committee meetings that are attended by all of the members of the Committee following substantial consideration of all available information, including review of such reports by management or by various members of the Committee as may be relevant to the particular determination being made.

The Compensation Committee directs Company management to propose each year the EBITDA target and the target aggregate amount of annual bonuses to be paid for the year pursuant to our annual Incentive Compensation Plan. The Compensation Committee takes these recommendations into account but makes its own determinations as to the appropriate level for the EBITDA target and as to the target aggregate amount of annual bonuses to be paid out under the plan.

The Compensation Committee also directs Company management to propose each year the aggregate number of restricted stock units to be distributed to employees as long term incentive compensation under the Company’s 2008 Management Incentive Plan and the manner in which those restricted stock units should be apportioned between members of the Company’s officers and senior management group, on the one hand, and other key employees of the Company, on the other hand. The Compensation Committee takes these recommendations into account but makes its own determinations as to the number of restricted stock units to be distributed and the apportionment of those restricted stock units among the Company’s employees.

In its annual review of the Company’s financial performance and the performance of individual named executive officers as relevant to the payment of annual bonuses to named executive officers and other management employees, the Committee discusses with members of management the extent to which financial performance during the year falls short of, meets, or exceeds the EBITDA targets that were set by the Committee for the year and receives a report and recommendations from the Company’s Chief Executive Officer with respect to the accomplishments during the year of each named executive officer (other than the Chief Executive Officer) and the extent to which each named executive officer (other than the Chief Executive Officer) has met individual goals relevant to the determination of payment of annual bonuses. As to the extent to which the Chief Executive Officer has met the individual goals and objectives set for him by the Committee, the Committee discusses the matter initially with the Chief Executive Officer and then in executive session without the Chief Executive Officer being present.

Tax, Accounting, and Other Considerations

The Committee considers the potential tax implications to the Company and to the recipient when making decisions regarding compensation. Cash compensation, such as base salary and cash bonuses, is taxable as ordinary income to our named executive officers upon receipt. Shares received when vesting restrictions on restricted stock unit awards lapse are taxable to our named executive officers as ordinary income upon receipt.

When reviewing preliminary recommendations, and in connection with approving the terms of equity awards under the 2008 Management Incentive Plan, the Committee considers the accounting implications of the awards, including the estimated expense, and carefully considers the dilution that will occur to our stockholders. The Committee recognizes that our equity-based awards are dilutive to our existing stockholders, but believes that these awards are necessary to attract and retain the talent that we need to drive positive performance for the Company.

Specific Compensation Elements

Annual Base Salaries. In establishing and adjusting base salaries for our named executive officers, the Committee takes into account the individual named executive officer’s base salary history and considers market forces and other general factors believed to be relevant, including the executive’s experience and breadth of responsibilities and the Company’s need for the named executive officer’s specific skills and talents. Additionally, the Committee takes into account the relative salaries of our named executive officers and determines what it believes are appropriate compensation level distinctions between and among our named executive officers.

Effective January 1, 2009, the Committee increased the annual base salary of Mr. Willis by $33,000 (15%) to $253,000, based largely on a determination that he was undercompensated in the context of the named executive officer group as a whole and in the market generally. The Committee also increased the annual base salaries payable: to Mr. Matheson, our former Chief Executive Officer, by $21,250 (5%) to $446,250; to Mr. Glover by $6,000 (2%) to $306,000; and to Mr. Robuck by $14,650 (5%) to $307,650. The Committee did not increase Mr. Schockemoehl’s base salary but left it at $275,000 per year. Each of the increases was made in view of the Committee’s understanding of market rates and conditions.

The Committee set the base salary for Mr. Keller at $435,000 per year upon his coming to work for the Company as our new Chief Executive Officer effective September 14, 2009. The Committee chose this level of base salary for Mr. Keller based upon the Committee’s understanding of market rates and in view of the rates at which the Company pays base salary to our other named executive officers.

Short-Term Incentive Compensation. The purpose of our annual Incentive Compensation Plan is to motivate employees to increase the value of the Company. For 2009, the Committee established threshold, target, and maximum EBITDA levels for each of our Products and Services Divisions and corresponding bonus payout levels for each participant in the Incentive Compensation Plan. The Committee set a combined target EBITDA level of $42,506,000, which is the sum of the target EBITDA of $27,661,000 for our Products Division plus the target EBITDA of $14,845,000 for our Services Division (in each case calculated without any charge for overhead or corporate allocations). The Committee set threshold EBITDA at 90% of the corresponding target EBITDA. No bonuses would have been payable under the plan for 2009 if combined EBITDA for the Company was less than the 90% threshold for combined EBITDA of $38,255,000. The Committee set the maximum EBITDA levels for our Products and Services Divisions, respectively, at 125% and 120% of target EBITDA levels. The Committee determined that bonuses equal to 8.5% of aggregate EBITDA would be available for payment if target EBITDA was achieved. At the 90% threshold level EBITDA, bonuses equal to 90% of target bonuses would be available for payment. At maximum levels of EBITDA, bonuses equal to two times target bonuses would be available for payment.

The threshold, target and maximum bonus levels for each of our named executive officers, expressed as a percentage of base salary, are set forth in the following table:

	Threshold	Target	Maximum
David L. Keller	72%	80%	160%
David L. Willis	49.5%	55%	110%
Dean J. Glover	58.5%	65%	130%
Kenneth W. Robuck	58.5%	65%	130%
Gene F. Schockemoehl	49.5%	55%	110%

For each of our named executive officers the Committee determined the extent to which the amount available for payment as an annual bonus for 2009 would be tied to EBITDA of our Products Division and to EBITDA of our Services Division. During 2009, our Products Division EBITDA was $28,706,000, or 103.8% of target, and our Services Division EBITDA was $26,462,000, or 178.3% of target.

Named Executive Officers. For each of our named executive officers who were with us at the beginning of 2009 (Mr. Willis, our Chief Financial Officer, and Mr. Matheson, our former Chief Executive Officer), 60% of the amount available for payment was based on achievement of EBITDA; 30% was based in equal proportions on the achievement of three standard financial ratios compared to budget; and 10% was based on the Committee’s evaluation of the named executive officer’s performance on two specified personal goals. For Mr. Keller, who joined us as Chief Executive Officer on September 14, 2009, 60% of the amount available for payment was based on achievement of EBITDA and 40% was based upon the Committee’s subjective evaluation of Mr. Keller’s performance during 2009.

Mr. Keller. For the period from September 14, 2009 when he joined us through December 31, 2009, the Committee determined that the amount available for payment as an annual bonus to Mr. Keller would be based 65% on EBITDA of our Products Division and 35% on EBITDA of our Services Division. The Committee further determined that of this available amount, 60% would be based only upon the relevant EBITDA figures and 40% would be based upon the Committee’s subjective evaluation of Mr. Keller’s performance during 2009. Based on the respective EBITDA of our Products Division and of our Services Division, prorated from his hire date to the end of the year and on the Committee’s evaluation of Mr. Keller’s performance, we paid him an aggregate annual bonus for services during 2009 of $146,537. This amount equals 112.5% of the base salary earned by him during 2009.

Mr. Matheson. At the beginning of 2009, the Committee determined that the parameters for payment of an annual bonus to Mr. Matheson would be the same as those for Mr. Willis that are set out immediately below this paragraph (except that a greater percentage of base salary was available to Mr. Matheson as a threshold, target, and maximum bonus and that one of Mr. Matheson’s personal goals related to compliance rather than reporting). In connection with his resignation on September 14, 2009 and the Separation Agreement we entered into with him, we paid Mr. Matheson the amount of $500,000 as a bonus for that part of 2009 ending on this termination date. We paid this amount to Mr. Matheson as a bonus to facilitate the execution of the Separation Agreement and the transition of the Chief Executive Officer’s duties and responsibilities to Mr. Keller.

Mr. Willis. For 2009, the Committee determined that the amount available for payment as an annual bonus to Mr. Willis would be based 65% on EBITDA of our Products Division and 35% on EBITDA of our Services Division.

•	Of the available amount:

•	60% was payable based only upon the relevant EBITDA figures;

•	10% was payable based upon the Committee’s evaluation of Mr. Willis’s performance during 2009 on each of two personal goals related to improvements in ongoing operations and reporting; and

•	The remaining 30% was payable based on the Company’s performance on three standard financial ratios compared to budget.

Based on the respective EBITDA of our Products Division and of our Services Division and the Committee’s evaluation of Mr. Willis’s performance and the Company’s performance compared to budget against the relevant financial ratios, we paid him an aggregate annual bonus for services during 2009 of $203,870. This amount equals 80.6% of Mr. Willis’s annual base salary.

Division Presidents. For each of Mr. Glover, President of our Products Division, Mr. Robuck, President of our Services Division, and Mr. Schockemoehl, President of Braden Manufacturing, 50% of the amount available for payment as an annual bonus was based on achievement of EBITDA. As to the other 50% available for payment, 10% was payable at the discretion of the Committee based upon its subjective evaluation of the named executive officer’s performance during 2009 and the remaining 40% was payable based on the extent the Committee determined that the named executive officer achieved specified tactical goals and on the performance of the relevant operating unit on standard financial metrics.

Mr. Glover. For 2009, the Committee determined that the amount available for payment as an annual bonus to Mr. Glover would be based 80% on EBITDA of our Products Division and 20% on EBITDA of our Services Division.

•	Of the available amount:

•	50% was payable based only upon the relevant EBITDA figures;

•	Another 10% was payable at the discretion of the Committee based upon its subjective evaluation of Mr. Glover’s performance during 2009; and

•

The remaining 40% was payable based on the extent the Committee determined that Mr. Glover achieved tactical goals relating to improvements in ongoing operations, quality control, reporting processes, and compliance and the performance of the Products Division on EBITDA margin and sales per employee as compared to budget.

Based on the respective EBITDA of our Products Division and of our Services Division, the Committee’s evaluation of Mr. Glover’s performance and the performance of the Products Division on EBITDA margin and sales per employee as compared to budget, we paid him an aggregate annual bonus for services during 2009 of $244,174. This amount equals 79.8% of Mr. Glover’s annual base salary.

Mr. Robuck. For 2009, the Committee determined that the amount available for payment as an annual bonus to Mr. Robuck would be based 80% on EBITDA of our Services Division and 20% on EBITDA of our Products Division.

•	Of the available amount:

•	50% was payable based only upon the relevant EBITDA figures;

•	Another 10% was payable at the discretion of the Committee based upon its subjective evaluation of Mr. Robuck’s performance during 2009; and

•

The remaining 40% was payable based on the extent the Committee determined that Mr. Robuck achieved tactical goals relating to improvements in ongoing operations, quality control, compliance, safety, personnel development, and reporting and the performance of units reporting to Mr. Robuck on EBITDA margin as compared to budget.

Based on the respective EBITDA of our Products Division and of our Services Division, the Committee’s evaluation of Mr. Robuck’s performance and the performance of units reporting to Mr. Robuck on EBITDA margin as compared to budget, we paid him an aggregate annual bonus for services during 2009 of $346,846. This amount equals 112.7% of Mr. Robuck’s annual base salary.

Mr. Schockemoehl. For 2009, the Committee determined that the amount available for payment as an annual bonus to Mr. Schockemoehl would be based 80% on EBITDA of Braden Manufacturing and 20% on EBITDA of our Services Division.

•	Of the available amount:

•	50% was payable based only upon the relevant EBITDA figures;

•	Another 10% was payable at the discretion of the Committee based upon its subjective evaluation of Mr. Schockemoehl’s performance during 2009; and

•

The remaining 40% was payable based on the extent the Committee determined that Mr. Schockemoehl achieved specified tactical goals relating to improvements in ongoing operations, compliance, and efficiency and the performance of Braden Manufacturing on EBITDA margin and sales per employee as compared to budget.

Based on the respective EBITDA of our Products Division and of our Services Division, the Committee’s evaluation of Mr. Schockemoehl’s performance and the performance of Braden Manufacturing on EBITDA margin and sales per employee as compared to budget, we paid him an aggregate annual bonus for services during 2009 of $276,788. This amount equals 100.7% of Mr. Schockemoehl’s annual base salary.

Long-Term Incentive Compensation. We view grants of equity to our named executive officers as a means of motivating them to increase the value of the Company over time and as a means of encouraging them to remain in the Company’s employ. In 2009, all of our equity awards to named executive officers were made under the 2008 Management Incentive Plan in the form of restricted stock units. These restricted stock units generally vest over a four year period with vesting dates of March 31 of each of 2010 through 2013. One half of the restricted stock units that may vest on any March 31 will vest only if the named executive officer remains in the employ of the Company through that date and the Company achieved the annual EBITDA target for the immediately preceding year. The other half of the restricted stock units that may vest on any March 31 will vest based solely on the continued employment of the named executive officer by the Company through that date. If we achieve the annual EBITDA targets established by the Committee for each of the years 2009 through 2012 and a particular named executive officer remains in our employ at least through March 31, 2013, the restricted stock units granted to the named executive officer in 2009 would vest in four equal installments, one each on March 31 of 2010, 2011, 2012, and 2013.

On February 9, 2009, we granted restricted stock units to each of our named executive officers who were employed by us on that date in the following respective amounts:

Executive Officer	Number of Restricted Stock Units Granted
John Matheson	749,847
David L. Willis	624,872
Dean J. Glover	583,214
Kenneth W. Robuck	583,214
Gene F. Schockemoehl	365,000

We granted these restricted stock units to the named executive officer under our 2008 Management Incentive Plan that was put in place in connection with our emergence from bankruptcy proceedings and originally became effective on January 22, 2008. The Committee determined the number of restricted stock units to be granted to each named executive officer after receiving the recommendation of Mr. Matheson, who was then our Chief Executive Officer (as to grants to named executive officers other than himself).

On September 14, 2009, in connection with his employment by the Company, the Company granted 750,000 restricted stock units to Mr. Keller. The Committee determined the size of this grant by reference to the size of grants made to our other named executive officers and based upon their judgment as to the number of restricted stock units appropriate to provide to Mr. Keller to induce him to accept the offer of employment as our Chief Executive Officer and to align his interests with those of our stockholders.

The Company achieved its EBITDA target for 2009 of $42,506,000, as set by the Committee for purposes of our annual Incentive Compensation Plan. Accordingly, all of the restricted stock units that might have vested in 2009 for each of our named executive officers vested fully on March 31, 2010. This included both the one half of those units as to which vesting was contingent only on continued employment and the one half of those units as to which vesting was contingent on a combination of continued employment and the achievement of target EBITDA.

Severance Payments. In order to provide protection to our named executive officers, we have included severance provisions in their employment agreements that provide continuing payments and benefits, generally for one year after the termination of employment, if their employment with the Company is terminated by us without cause or by the named executive officer for good reason. In addition, the restricted stock unit agreements that we have entered into with our named executive officers provide for accelerated partial or full vesting if the named executive officer’s employment is terminated without cause or by the named executive officer for good reason. These restricted stock unit agreements also provide for full accelerated vesting of all restricted stock units (including both restricted stock units that otherwise would have vested based in part on achievement of target EBITDA and restricted stock units that otherwise would have vested based entirely on continued employment) if we undergo a change of control. Generally, a change of control will be deemed to have occurred if someone acquires 50% or more of our voting stock, someone acquires control of our board, or we effect a merger, dissolution, or sale of all or substantially all of our assets.

The Committee believes that the immediate vesting upon a change of control in our restricted stock unit agreements is appropriate on the basis that our named executive officers should receive the full benefit of restricted share units if the Company is sold or comes under the control of an outside party. The Committee believes that the promises to pay severance compensation made in the employment agreements and the severance and change of control provisions of the restricted stock unit agreements are an appropriate part of overall compensation payable to our named executive officers for their continuing services to the Company.

Separation Agreement. On September 11, 2009, we entered into a separation agreement with Mr. Matheson, our former Chief Executive Officer, pursuant to which he resigned from all positions with us effective as of September 14, 2009. Under the separation agreement, we paid to Mr. Matheson a separation payment consisting of $446,250, representing one year’s base salary, $14,514, representing our estimate of one year’s cost of his benefits, $2,195, representing three months of club dues (in each case as required by the terms of Mr. Matheson’s employment agreement), and $500,000, representing an agreed upon amount of bonus for the part of 2009 ending on October 14, 2009, the date on which Mr. Matheson ceased to provide transitional services to us. We further agreed to pay all accrued, but unpaid, base salary and vacation time and reasonable legal costs incurred in connection with the negotiation of the separation agreement. On October 14, 2009, 370,191 restricted stock units held by Mr. Matheson vested with 270,191 restricted stock units vesting on that date by reason of Mr. Matheson’s service through that date and an additional 100,000 restricted stock units vesting by reason of us waiving any contrary provisions in the restricted stock unit agreements with Mr. Matheson. We paid the $500,000 agreed amount to Mr. Matheson as a bonus for 2009 and waived vesting requirements under restricted stock unit agreements to facilitate the execution of the Separation Agreement and the transition of the Chief Executive Officer’s duties and responsibilities to Mr. Keller.

2009 Summary Compensation Table

The following table presents information regarding the compensation for 2009 for our current and former Chief Executive Officers, our Chief Financial Officer and the next three highest paid executive officers employed by us at the end of 2009. We sometimes refer to these individuals collectively in this Form 10 as our “named executive officers”.

Name and Principal Position	Salary ($)	Stock Awards ($)(1)	Cash Incentive Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)

David L. Keller(4) Chief Executive Officer	$130,229	$562,500	$146,537	$11,700	$850,966

John M. Matheson(5) Former Chief Executive Officer	409,029	311,735	—	1,399,616	2,120,380

David L. Willis Chief Financial Officer	253,000	242,769	203,870	14,726	714,365

Dean J. Glover President of Products Division	306,000	228,402	244,174	12,772	791,348

Kenneth W. Robuck President of Services Division	307,650	259,214	346,846	25,656	939,366

Gene F. Schockemoehl President of Braden Manufacturing, LLC	275,000	175,813	276,788	12,534	740,135

(1)	The dollar amounts shown for Stock Awards reflect the aggregate grant date fair value of restricted stock unit awards computed in accordance with FASB Accounting Standards Codification (“ASC”) Topic 718. Restricted stock units we grant generally vest over four years. One half of the units vest in four equal installments on March 31 of each of the first four years after the grant date if the grantee remains in our employ through that March 31. The other half of the units are also scheduled to vest in four equal installments on those same March 31 dates, but each of those installments will vest only if the grantee remains in our employ and our performance for the immediately preceding year meets the EBITDA target established by the Compensation Committee of our Board of Directors for that year. If our performance for any year falls short of that EBITDA target, the performance based installment that would otherwise vest for that year is forfeited. For purposes of the ASC Topic 718 calculation, we assume, as of the date of grant, that the grantee will remain in our employ through the end of the four year vesting period and we have therefore included in this column for 2009, as to the restricted stock units that vest solely on continued employment, their entire grant date value, determined as of the date of grant. As to any performance based installment, we do not assume that the installment will vest until the EBITDA target for each year is set. Once the EBITDA target for a year is set, we assume that all performance based installments of restricted stock units that may vest in that year will in fact vest, using as the grant date the date on which the EBITDA target is set. Accordingly, for 2009, we included in this column one performance based installment of the restricted stock units granted to Mr. Keller in 2009 (93,750 restricted stock units with a value of $112,500). Similarly, for each other named executive officer, we included in this column one performance based installment of restricted stock units granted in 2009 and another installment of restricted stock units granted in 2008, in each case using as a grant date the date on which the EBITDA target for 2009 was set. Details regarding 2009 stock awards can be found in the table “2009 Grants of Plan-Based Awards”. Details regarding the 2009 stock awards that are still outstanding can be found in the table “Outstanding Equity Awards at December 31, 2009”. We did not grant any options during 2009. For a discussion of the assumptions we made in valuing the stock awards, see Note 9 – Stockholders’ Equity in the notes to our consolidated financial statements contained in this Form 10.

(2)	This column reflects amounts earned by our named executive officers under our annual Incentive Compensation Plan. The terms of the plan are described more fully in the “Compensation Discussion and Analysis” section of this Form 10.

(3)	The amounts in the All Other Compensation column are valued on the basis of the aggregate incremental cost to us and consist of the following compensation items: For Mr. Keller, relocation expenses of $5,832 and housing reimbursement of $5,868; for Mr. Matheson, 401(k) match of $10,227, tax preparation expenses of $475, club dues of $7,639, and severance of $1,381,275; for Mr. Willis, 401(k) match of $8,223, tax preparation expenses of $485, club dues of $5,393 and family travel of $625; for Mr. Glover, 401(k) match of $10,322 and club dues of $2,450; for Mr. Robuck, 401(k) match of $12,306, tax preparation expenses of $801, car allowance of $12,350, and family travel of $199; for Mr. Schockemoehl, 401(k) match of $8,779, tax preparation expenses of $1,085 and club dues of $2,670. The family travel amount represent the aggregates incremental cost, if any, of commercial travel and/or meals and entertainment for spouses to attend company-related events. The $1,381,275 severance for Mr. Matheson includes $418,316, which is the value on his termination date of 370,191 shares of our common stock he received on the vesting of restricted stock units on that date, as well as other elements that are detailed in the “John Matheson’s Settlement Agreement” section of this Form 10.

(4)	Mr. Keller was appointed as our President and Chief Executive Officer effective September 14, 2009.

(5)	Mr. Matheson, our former President and Chief Executive Officer, resigned from all positions with us effective September 14, 2009 and his employment with us was terminated following a 30-day transition period on October 14, 2009. One consequence of that termination was the forfeiture of Mr. Matheson’s rights as to an aggregate of 968,472 restricted stock units with a fair value as of the termination date of $1,094,373.

2009 Grants of Plan-Based Awards

The following table presents information relating to stock awards granted to our named executive officers in 2009 under our 2008 Management Incentive Plan and the payout of cash awards granted under our annual Incentive Compensation Plan.

	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards	All Other Stock Awards: Number of Common Shares	Grant Date Fair Value of Stock Awards (2)
Name		Threshold ($)	Target ($)	Maximum ($)	Target (#)	(#)	($)

David L. Keller
Incentive Compensation Plan	N/A	$93,765	$104,183	$208,366			N/A
2008 Management Incentive Plan	9/14/2009				93,750		$112,500
	9/14/2009					375,000	450,000
John M. Matheson
Incentive Compensation Plan	N/A	321,300	357,000	714,000
2008 Management Incentive Plan	2/9/2009				98,136		164,868
	2/9/2009				93,731		157,468
	2/9/2009					374,924	319,208
David L. Willis
Incentive Compensation Plan	N/A	125,235	139,150	278,300			N/A
2008 Management Incentive Plan	2/9/2009				39,254		27,969
	2/9/2009				78,109		42,960
	2/9/2009					312,436	171,840
Dean J. Glover
Incentive Compensation Plan	N/A	179,010	198,900	397,800			N/A
2008 Management Incentive Plan	2/9/2009				39,189		27,922
	2/9/2009				72,902		40,096
	2/9/2009					291,607	160,384
Kenneth W. Robuck
Incentive Compensation Plan	N/A	179,975	199,973	399,945			N/A
2008 Management Incentive Plan	2/9/2009				82,434		58,734
	2/9/2009				72,902		40,096
	2/9/2009					291,607	160,384
Gene F. Schockemoehl
Incentive Compensation Plan	N/A	$136,125	$151,250	$302,500			N/A
2008 Management Incentive Plan	2/9/2009				70,658		50,344
	2/9/2009				45,625		25,094
	2/9/2009					182,500	$100,375

(1)	These columns show the dollar value of the potential payout to each named executive officer for 2009 under our annual Incentive Compensation Plan at threshold, target and maximum levels. Amounts we actually paid during 2010 for 2009 under the Incentive Compensation Plan are included in the “Cash Incentive Compensation” column of the Summary Compensation Table (except in the case of Mr. Matheson whose bonus amount for 2009 is included in his severance payment and reflected in the “All Other Compensation” column of the Summary Compensation Table).

(2)	These amounts reflect the aggregate grant date fair value of restricted stock unit awards computed in accordance with FASB ASC Topic 718. The awards of performance-based restricted stock units (reflected in the column captioned “Estimated Future Payouts Under Equity Incentive Plan Awards – Target”) provide only for a single estimated payout. If the target level of performance is not achieved, there is no payout. If the target level of performance is achieved, the estimated issuance is equal to the Grant Date Fair Value of Stock Awards shown in this column, and only that amount, even if performance is far better than target. Therefore, the values of the performance-based restricted stock units included in this column represent the grant date fair value at both “target” and “maximum”. (In the case of Mr. Matheson, the amounts shown include the fair value of all stock awards included in the table as of the date granted plus the fair value of some of those stock awards as of the date of his termination of employment, on which date the awards were accelerated.) For a discussion of the assumptions we made in valuing the stock awards, see Note 9 – Stockholders’ Equity in the notes to our consolidated financial statements contained in this Form 10.

Stock Awards

We grant restricted stock units to our named executive officers pursuant to our 2008 Management Incentive Plan. One half of the restricted stock units granted to each named executive officer vests in equal installments over four years based on continued employment through each vesting date. The other half of the restricted stock units granted to each named executive officer vests in four equal installments over four years, with the vesting of each installment subject to both continued employment and satisfaction of the EBITDA performance condition for the relevant year. For this second half of the restricted stock units, we establish performance targets on an annual basis and, therefore, for purposes of reporting the value of grants made to our named executive officers in accordance with applicable SEC rules, we consider each installment of these performance-based restricted stock units to be the subject of a separate annual grant.

Cash Incentive Awards

We provide an annual cash incentive opportunity to our named executive officers under our annual Incentive Compensation Plan. The purpose of our Incentive Compensation Plan is to motivate employees to increase the value of the Company. Cash incentive awards under the plan for each year are calculated based on our designated business units’ actual financial performance, per our audited internal financial statements, as compared to threshold, target and maximum performance hurdle levels for EBITDA, as determined for that year by our Compensation Committee. The total amount available for payout as a bonus to any named executive officer is purely a function of performance of the designated business units against EBITDA targets. A portion of this total amount available is paid to the named executive officer based on the level of EBITDA achieved, without reference to individual performance. A further portion of the total amount available is paid to the named executive officer based upon the extent to which the Compensation Committee determines the executive’s personal goals and/or financial measures relevant to the executive have been achieved. In general, a named executive officer is required to be employed on the payout date (typically in March of the following year), to receive payment of a bonus under the Incentive Compensation Plan. For detail on the cash incentive opportunities available to each of our named executive officers during 2009, see the table set forth under the caption “Short-Term Incentive Compensation” in the Compensation Discussion and Analysis section of this Form 10.

Employment Agreements

The key terms of our employment agreements with each of our named executive officers are set forth below.

David L. Keller’s Employment Agreement. Effective as of September 14, 2009, we entered into a three-year employment agreement with Mr. Keller, our President and Chief Executive Officer. We also agreed to use our best efforts to cause him to be elected to our Board of Directors at each stockholder meeting at which the directors are elected. By June 13, 2012, we will discuss with Mr. Keller whether we wish to mutually agree to extend his agreement for an additional year through September 13, 2013.

Pursuant to his employment agreement, Mr. Keller receives a salary of $435,000 per year and is entitled to an annual bonus opportunity under our annual Incentive Compensation Plan, with a target bonus equal to 80 percent, and a maximum bonus equal to 160 percent, of his base salary. Mr. Keller is entitled to participate in our 401(k) and flexible benefit plans and to four weeks of paid vacation per year. We also provide to Mr. Keller life, accidental death and dismemberment, short and long-term disability, travel accident insurance (but not medical or dental insurance), cover the costs of an apartment for his personal use, and reimburse his documented business expenses.

On September 14, 2009, we granted 750,000 restricted stock units to Mr. Keller under our 2008 Management Incentive Plan. Subject to the plan’s acceleration provisions: one half of these restricted stock units will vest in four equal installments, one each on March 31 of each year starting with 2010 through 2013, if Mr. Keller remains employed by us through each particular March 31; and the other half of these restricted stock units will also vest in four equal installments on the same March 31 dates but only if Mr. Keller remains employed by us through each particular March 31 date and, as to any particular March 31 date, we achieve our EBITDA target for the immediately preceding calendar year. If Mr. Keller remains employed by us through September 13, 2012 but his employment agreement is not extended to September 13, 2013, the restricted stock units scheduled to vest on March 31, 2013 will vest on that date to the same extent as if Mr. Keller had remained employed by us through that date.

John M. Matheson’s Employment Agreement. During 2009, we had an employment agreement with Mr. Matheson, our former President, Chief Executive Officer and Director, that had been most recently amended and restated as of November 21, 2006. (Mr. Matheson resigned from all positions with us effective as of September 14, 2009 and his employment with us terminated on October 14, 2009. The separation agreement we entered into with him is summarized in the “Potential Payments Upon Termination or Change in Control” section of this Form 10.) Pursuant to his employment agreement, Mr. Matheson was entitled to receive a base salary of $446,250 per year and an annual bonus opportunity under our annual Incentive Compensation Plan, with a target bonus equal to 80 percent of his base salary. Mr. Matheson was also entitled to participate in our 401(k), profit sharing and flexible benefit plans and to four weeks of paid vacation per year. We also provided to Mr. Matheson medical, dental, life, accidental death and dismemberment, travel accident and short and long-term disability insurance, covered his club dues and expenses for preparation of annual taxes, and reimbursed his documented business expenses.

Employment Agreements with Our Other Named Executive Officers. We have two-year employment agreements with all of our other named executive officers. At the end of the initial or additional employment term, each agreement automatically renews for a one-year term unless we have provided the officer with at least 60-days advance written notice of termination. Pursuant to the employment agreements, we pay each named executive officer base salary and provide them an annual cash bonus opportunity. In addition, each named executive officer is entitled to participate in our 401(k), profit sharing and flexible benefit plans and to four weeks of paid vacation per year. We also provide each named executive officers with medical, dental, life, accidental death and dismemberment, travel accident and short and long-term disability insurance, cover the executive’s club dues and expenses for preparation of annual taxes, and reimburse the executive’s documented business expenses.

Outstanding Equity Awards at December 31, 2009

The following table shows outstanding equity awards for each of our named executive officers who were employed by us at December 31, 2009. Mr. Matheson’s employment with us terminated on October 14, 2009 and, accordingly, there were no outstanding equity awards for him at December 31, 2009.

		Stock Awards
Name		Number of Shares or Units That Have Not Vested (#)	Market Value of Shares or Units That Have Not Vested($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares or Units That Have Not Vested(#)(2)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or Units That Have Not Vested ($)(1)(2)
David L. Keller
	2008 Management Incentive Plan (3)	375,000	558,750	375,000	558,750
	Total	375,000	558,750	375,000	558,750

David L. Willis
	2008 Management Incentive Plan (3)	430,199	640,997	430,199	640,997
	Total	430,199	640,997	430,199	640,997

Dean J. Glover
	Management Incentive Co-Investment Plan (3)	76,893	114,571	—	—
	2008 Management Incentive Plan (3)	409,174	609,669	409,174	609,669
	Total	486,067	724,240	409,174	609,669

Kenneth W. Robuck
	Management Incentive Co-Investment Plan (3)	76,893	114,571	—	—
	2008 Management Incentive Plan (3)	538,910	802,976	538,910	802,976
	Total	615,803	917,546	538,910	802,976

Gene F. Schockemoehl
	Management Incentive Co-Investment Plan (3)	76,893	114,571	—	—
	2008 Management Incentive Plan (3)	394,474	587,766	394,474	587,766
	Total	471,367	702,337	394,474	587,766

(1)	The market value of the time-vesting shares and restricted stock units reported in this column is computed by multiplying the closing market price of our common stock on the last trading day of 2009 by the number of shares and units held by each named executive officer.

(2)	Our awards of performance-based restricted stock units provide only for a single issuance, which is reported in this column.

(3)	Incentive shares were granted under our Management Incentive Co-Investment Plan on January 22, 2008 and will cliff vest on the third anniversary of the grant date if the holder of those shares remains in our employ through that third anniversary. Restricted stock units were granted under our 2008 Management Incentive Plan in 2008 and in 2009. One half of the restricted stock units granted to each named executive officer vests in equal installments over four years based on continued employment through successive March 31 vesting dates, the first of which is March 31 of the year immediately following the year in which the grant was made. The other half of the restricted stock units granted to each named executive officer vests in four equal installments over four years on the same vesting dates, with the vesting of each installment subject to both continued employment and satisfaction of the EBITDA performance condition for the relevant year. The following table shows the vesting schedules for the unvested incentive shares and restricted stock units outstanding as of December 31, 2009.

Vesting Schedule for Unvested Incentive Shares and Restricted Stock Units

		Vesting Schedule (#)
Name	Type of Award	March 31, 2010	January 22, 2011	March 31, 2011	March 31, 2012	March 31, 2013
David L. Keller	RSUs	187,500	—	187,500	187,500	187,500
David L. Willis	RSUs	234,727	—	234,727	234,727	156,218
Dean J. Glover	Incentive Shares	—	76,893	—	—	—
	RSUs	224,182	—	224,182	224,182	145,804
Kenneth W. Robuck	Incentive Shares	—	76,893	—	—	—
	RSUs	310,672	—	310,672	310,672	145,804
Gene F. Schockemoehl	Incentive Shares	—	76,893	—	—	—
	RSUs	232,566	—	232,566	232,566	91,250

2009 Stock Awards Vested

The following table shows information regarding aggregate stock awards vested during 2009 and the aggregate value realized on that vesting for each of our named executive officers.

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
David L. Keller	—	$—
John M. Matheson	643,356	613,155
David L. Willis	78,509	43,180
Dean J. Glover	78,378	43,108
Kenneth W. Robuck	164,869	90,678
Gene F. Schockemoehl	141,316	77,724

(1)	The value realized on the vesting of our restricted stock units is determined by multiplying the number of shares received upon that vesting by the market price of our common stock on the date of vesting.

Potential Payments Upon Termination or Change in Control

The employment of any of our named executive officers may be terminated under several possible scenarios. In certain of these scenarios, our plans, agreements, arrangements or typical practices would provide severance benefits in varying amounts to the executive. We have employment agreements with each of our named executive officers. In addition, our plans may provide for specified benefits upon a change in control or for an acceleration of benefits. Our various agreements and plans that could provide severance and other benefits to our named executive officers upon a termination of employment or change in control are filed as exhibits to this Form 10. Although we have summarized the key provisions of these agreements and plans in the following discussion, stockholders are encouraged to read the entire documents for additional detail.

David L. Keller’s Employment Agreement. We have an employment agreement with Mr. Keller. Upon the termination of Mr. Keller’s employment by us for cause, by him without good reason or upon expiration of the term, Mr. Keller would only receive his unpaid base salary through the termination date. Upon the termination of Mr. Keller’s employment by us without cause or by Mr. Keller for good reason, Mr. Keller would be entitled to severance payments, including his base salary and continuing insurance coverage through the termination date, any unpaid annual bonus with respect to the immediately preceding calendar year, a pro rata annual bonus (if his employment is terminated not earlier than three months after the beginning of the bonus plan year) based on our actual financial results for the entire bonus year and Mr. Keller’s individual performance during the part of the bonus year ending on the termination date, and, subject to execution or waiver of a release, a continuation of his base salary through the earlier of the end of the then-current term or the first anniversary of the termination date.

The terms “cause” and “good reason” are each defined in the agreement. “Cause” means (1) consistent failure to perform the executive’s duties and responsibilities, (2) a material breach of confidentiality or noncompetition covenants, (3) a material breach of any other provision of the employment agreement, which breach is not cured within 30 days of notice, (4) commission of a felony or any crime involving theft, dishonesty or moral turpitude, (5) commission of one or more acts or omissions that are willful and deliberate and taken or omitted with intent to injure our business, operations, financial condition or reputation, (6) disregard of directives of our Board of Directors, (7) drunkenness or use of drugs that interferes with the performance of duties under the employment agreement, or (8) any action to secure any personal profit in connection with our business without first obtaining the unanimous consent of our Board of Directors other than the executive. “Good reason” means (1) a material diminution of duties and responsibilities or (2) a material breach of our obligations under the employment agreement, in each case subject to notice requirements and cure provisions.

Upon the termination of Mr. Keller’s employment by death or disability, he would receive his base salary through the termination date, any unpaid annual bonus with respect to the immediately preceding calendar year, and a pro rata amount of his annual bonus (if the termination date is at least three months after the beginning of the bonus plan year). In the case of termination for disability, Mr. Keller would also receive the difference between his base salary and monthly benefits under our company-sponsored short-term disability insurance for a period of up to six months.

John M. Matheson’s Separation Agreement. On September 11, 2009, we entered into a separation agreement with Mr. Matheson, our former President, Chief Executive Officer and Director, pursuant to which Mr. Matheson resigned from all positions with us effective as of September 14, 2009 and agreed to provide transitional services through October 14, 2009. Under the separation agreement, we paid to Mr. Matheson a separation payment consisting of $446,250, representing one year’s base salary, $14,514, representing our estimate of one year’s cost of his benefits, $2,195, representing three months of club dues, in each case as required by the terms of Mr. Matheson’s employment agreement, and $500,000, representing an agreed upon amount of bonus for the part of 2009 ending on October 14, 2009, the date on which Mr. Matheson ceased to provide transitional services to us. We further agreed to pay all accrued, but unpaid, base salary and vacation time and reasonable legal costs incurred in connection with the negotiation of the separation agreement. A total of 370,191 restricted stock units held by Mr. Matheson vested on October 14, 2009, with 270,191 restricted stock units vesting on that date by reason of Mr. Matheson’s service through that date and an additional 100,000 restricted stock units vesting on that date by reason of us waiving any contrary provisions in the restricted stock unit agreements with Mr. Matheson. Mr. Matheson forfeited all of his other restricted stock units (968,472 restricted stock units). All 76,893 incentive shares issued to Mr. Matheson under our Management Incentive Co-Investment Plan were fully vested on October 14, 2009, without further action by either party. We paid the $500,000 agreed amount to Mr. Matheson as a bonus for 2009 and waived vesting requirements under restricted stock unit agreements to facilitate the execution of the Separation Agreement and the transition of the Chief Executive Officer’s duties and responsibilities to Mr. Keller. If we ask Mr. Matheson to provide any services to us after October 14, 2009, we will pay him for those services at the rate of $1,500 per full working day and we will reimburse him for reasonable travel or related costs and expenses incurred.

Employment Agreements with Our Other Named Executive Officers. We have employment agreements with each of our other named executive officers. Upon the termination of an officer’s employment by us with cause or by the officer without good reason, the officer would be entitled to receive all previously earned and accrued but unpaid base salary and vacation time up to the termination date, but not any accrued but unpaid bonus as of the termination date. Upon the termination of employment by us without cause or by an officer for good reason, the officer would receive all previously earned and accrued but unpaid base salary and vacation time up to the termination date. If the officer executed a general release, he would also be entitled to severance payments, payable within 60 days of the termination date, equal to the sum of any unpaid bonus earned during any bonus year that ended before the termination date, a pro rata target bonus for the year in which the termination occurs (based on the number of days in the year before the termination date and, in Mr. Schockemoehl’s case, only if the termination date is at least three months after the beginning of the year), one year’s base salary, the cost of medical, dental, life and travel accident insurance for twelve months, and the cost of club dues for three months.

The terms “cause” and “good reason” are each defined in each employment agreement. “Cause” means (1) a material breach of confidentiality, noncompetition or nonsolicitation covenants, (2) commission of a felony or any crime involving theft, dishonesty or moral turpitude, (3) commission of one or more acts or omissions that are willful and deliberate acts intended to harm or injure our business, operations, financial condition or reputation, (4) disregard of the directives of our Board of Directors, (5) drunkenness or use of drugs that interferes with the performance of duties under the employment agreement, or (6) any attempt to secure any personal profit in connection with our business without prior written approval by unanimous consent of our Board of Directors. “Good reason” means (1) a material reduction in the annual base salary, employee benefits or percentage participation in our annual Incentive Compensation Plan, (2) subject to limited exceptions, a material modification to our annual Incentive Compensation Plan that materially and adversely affects the determination of the officer’s bonus, (3) a requirement to be based at any office or location more than 50 miles from Tulsa, Oklahoma (Tucker, Georgia, in the case of Mr. Robuck), or (4) a removal of the officer from the position specified in his employment agreement by action of the Board of Directors without cause and without the officer’s consent.

Upon the termination of employment due to death or disability, a named executive officer would receive all previously earned and accrued but unpaid base salary and vacation time up to the termination date or date of death, a pro rata bonus earned by the officer during the year in which the termination occurs (based on the number of days in the year before the termination date and, in Mr. Schockemoehl’s case, only if the termination date is at least three months after the beginning of the year) and any unpaid bonus earned by the officer during any year that ended before the termination date or date. In the case of termination for disability, the officer would also receive the difference between the officer’s base salary and monthly benefits under our company-sponsored short-term disability insurance for a period of up to six months.

The employment agreements with our named executive officers, including Mr. Keller, also contain customary confidentiality, nonsolicitation and noncompetition covenants. The nonsolicitation and noncompetition obligations continue for twelve months after termination. The confidentiality obligations continue indefinitely.

Restricted Stock Unit Agreements. The restricted stock unit award agreements that we have entered into with our named executive officers pursuant to our 2008 Management Incentive Plan provide that if we terminate an officer’s employment for cause, any restricted stock units that have not vested before the termination will terminate upon the termination. The definition of “cause” is the same as described above in the summary of Employment Agreements With Our Other Named Executive Officers. Upon a voluntary termination by a named executive officer that occurs before the officer has completed two years of service from the service start date specified in the restricted stock unit agreement, all unvested restricted stock units would terminate. Upon a voluntary termination after an officer has completed two years of service from that service start date, a portion of unvested restricted stock units would vest. The earliest service start date in any outstanding restricted stock unit agreements is January 22, 2008, the date on which we emerged from bankruptcy protection.

If we terminated a named executive officer’s employment without cause before the officer had completed three years of service from the service start date specified in the Restricted Stock Unit Agreement, a pro rata portion of the restricted stock units that would otherwise have vested on the following March 31 will vest (based on the number of days in the year before the termination date). If we terminated a named executive officer’s employment without cause after the officer had completed three years of service from that service start date, all of the officer’s unvested restricted stock units would immediately vest. If a named executive officer other than Mr. Keller terminated his employment for good reason, all of the officer’s unvested restricted stock units would immediately vest. In Mr. Keller’s case, a termination by him for good reason would have the same effect on vesting of his restricted stock units as a termination of his employment by us without cause. The definition of “good reason” is the same as in the applicable employment agreement.

Upon the consummation of a change of control of our company, all unvested restricted stock units held by any named executive officer would immediately vest. Upon a named executive officer’s death or disability, unvested restricted stock units held by the officer would partially vest.

2008 Management Incentive Plan. Under our 2008 Management Incentive Plan, we may grant awards of restricted stock, restricted stock units, stock options and other equity interests in our company to our employees and officers and to the employees and officers of our subsidiaries as well as to any other person who is determined by our Board of Directors to have made (or is expected to make) contributions to us. Unless otherwise expressly provided in an award agreement, in connection with the occurrence of a change of control, our Board of Directors may accelerate the date of exercise or vesting of an award. In addition, if the surviving or acquiring entity refuses to assume or substitute for an award, a named executive officer would become fully vested in that award. A “change of control” under our 2008 Management Incentive Plan means (1) with limited exceptions, the acquisition by any individual, entity or group of beneficial ownership of 50 percent or more of the then outstanding shares of our voting stock, (2) our incumbent directors (determined as of the effective date of the plan) ceasing to constitute a majority of our Board of Directors (except that any director, whose election or nomination for election is approved by a majority of our Board of Directors and whose initial assumption of office is not in connection with an actual or threatened election contest, tender offer or a proposed merger, reorganization or consolidation is deemed to be an incumbent director), (3) consummation of a reorganization, merger or consolidation with respect to which beneficial owners of our voting stock immediately before the transaction do not continue, immediately after the transaction, to own beneficially more than 50 percent of the then outstanding shares of common stock of the corporation resulting from the transaction, (4) a complete liquidation or dissolution of our company, or (5) the sale or other disposition of all or substantially all of our assets.

If we terminate the employment of a named executive officer for “cause,” our Board of Directors may terminate the executive’s awards on the date of the termination and we would have the right to repurchase any shares of our common stock subject to the executive’s restricted stock awards whether or not those shares have vested. The definition of “cause” under our 2008 Management Incentive Plan is the same as described above in the Summary of Employment Agreements with our other named executive officers.

Management Incentive Co-Investment Plan. Our Board of Directors approved our Management Incentive Co-Investment Plan on December 4, 2007 to reward certain senior managers of ours and our subsidiaries for their commitment and maximum efforts to us during our reorganization pursuant to Chapter 11 of the Bankruptcy Code and to incentivize their efforts to grow the value of our company upon our exit from bankruptcy. Participation in the plan was subject to our successful emergence from bankruptcy. The plan was not intended to be a capital-raising device, and all securities issued pursuant to the plan were intended to be exempt from registration under Rule 701 of the Securities Act of 1933, as amended, as compensatory securities issued under a “bona fide” incentive compensation plan.

Twenty nine senior managers, including all of our named executive officers who were with us when we emerged from bankruptcy, participated in the plan by purchasing a total of 1,764,678 shares of our common stock (these purchased shares, the “MIP Shares”) at a purchase price of $0.85 per share. Pursuant to the plan, we granted an additional 882,339 shares (these additional shares, the “Incentive Shares”) to the participants at no cost, at the rate of one Incentive Share for every two MIP Shares purchased by the participant. The MIP Shares were fully vested upon issuance to a participant on January 22, 2008, the date we emerged from bankruptcy protection. Incentive Shares generally will vest on the third anniversary of that date, January 22, 2011, provided the participant remains in our employ through that date. Incentive Shares will vest immediately upon a participant’s death, disability or retirement before January 22, 2011. If we terminate a participant for cause or if a participant voluntarily terminates employment with us, in either case before January 22, 2011, all of the participant’s Incentive Shares will be automatically forfeited. If we terminate a participant without cause or if a change of control occurs, in either case before January 22, 2011, all Incentive Shares will vest immediately. For purposes of our Management Incentive Co-Investment Plan, “change of control” means any transaction that would constitute an ownership change of our company, as that term is defined in Section 382(g) of the Internal Revenue Code of 1986, as amended, or a sale by us of substantially all of our assets.

Incentive Compensation Plan. Pursuant to our annual Incentive Compensation Plan, we grant cash awards to our named executive officers in order to motivate them to increase the value of our company. Except in cases of death or disability, participants are generally required to be employed on the payout date (typically in March of the year following the year with respect to which an award bonus is earned) to receive their awards under the plan. If a participant’s employment is terminated due to death or disability during a plan year, the participant will receive a pro rata award based upon the base salary earned by the participant before the termination.

The following table summarizes the amounts that would have been payable under the agreements and plans described above to each of our named executive officers upon termination under specified circumstances or upon a change of control, assuming the termination or change in control occurred on December 31, 2009. (Mr. Matheson is not included in the table because his employment was terminated before December 31, 2009 and the amounts paid to him upon that termination are set forth above under the caption “John M. Matheson’s Separation Agreement.”)

Event(1)(2)	David L. Keller	David L. Willis	Dean J. Glover	Kenneth W. Robuck	Gene F. Schockemoehl

Disability(3)
Annual Bonus	$146,537	$203,870	$244,174	$346,846	$276,788
Disability Benefit	219,584	127,000	154,268	154,235	139,920
Accelerated Vesting of Restricted Stock Units	279,375	349,743	334,030	462,901	346,523
Accelerated Vesting of Incentive Shares	—	—	114,571	114,571	114,571
Total:	645,496	680,613	847,043	1,078,553	877,802
Death(4)
Annual Bonus	146,537	203,870	244,174	346,846	276,788
Accelerated Vesting of Restricted Stock Units	279,375	349,743	334,030	462,901	346,523
Accelerated Vesting of Incentive Shares	—	—	114,571	114,571	114,571
Total:	425,912	553,613	692,775	924,318	737,882
Termination Without Cause(5)
Salary	435,000	253,000	306,000	307,650	275,000
Annual Bonus	146,537	139,150	198,900	199,973	151,250
Cost of Benefits	—	14,527	14,527	14,527	14,527
Club Dues	—	1,992	1,937	—	667
Accelerated Vesting of Restricted Stock Units	279,375	349,743	334,030	462,901	346,523
Accelerated Vesting of Incentive Shares	—	—	114,571	114,571	114,571
Total:	860,912	758,412	969,965	1,099,622	902,538
Termination for Good Reason(6)
Salary	435,000	253,000	306,000	307,650	275,000
Annual Bonus	146,537	139,150	198,900	199,973	151,250
Cost of Benefits	—	14,527	14,527	14,527	14,527
Club Dues	—	1,992	1,937	—	667
Accelerated Vesting of Restricted Stock Units	279,375	1,281,995	1,219,342	1,605,952	1,175,533
Accelerated Vesting of Incentive Shares	—	—	114,571	114,571	114,571
Total:	860,912	1,690,664	1,855,277	2,242,673	1,731,548
Retirement(7)
Accelerated Vesting of Incentive Shares	—	—	114,571	114,571	114,571
Total:	—	—	114,571	114,571	114,571
Change in Control(8)
Accelerated Vesting of Restricted Stock Units	1,117,500	1,281,995	1,219,342	1,605,952	1,175,533
Accelerated Vesting of Incentive Shares	—	—	114,571	114,571	114,571
Total:	$1,117,500	$1,281,995	$1,333,913	$1,720,523	$1,290,104

(1)	No named executive officer would be entitled to any severance payments if we terminated him for cause or he terminated his employment with us without good reason.

(2)	Amounts shown for the accelerated vesting of restricted stock units and Incentive Shares are based on the December 31, 2009 per share closing price of our common stock.

(3)	If terminated due to disability, each named executive officer is entitled, pursuant to his employment agreement, to receive, by March 15 of the year following termination, a pro rata portion of the full-year bonus that would have been earned by him had he remained in our employ through the regular time for payment of that full-year bonus. The amount shown in the table for each named executive officer assumes a December 31, 2009 termination and therefore is equal to 100 percent of the full-year bonus earned for 2009. Upon termination due to disability, each named executive officer would also be entitled to receive, pursuant to his employment agreement, monthly payments equal to the difference between his base salary and the monthly benefit payable to him under company-sponsored short-term disability insurance for six months following termination. In Mr. Keller’s case, assuming a termination on December 31, 2009, the last four of these six payments (all of which would otherwise be made after March 15, 2010) would be paid in a single lump sum by not later than March 15, 2010. If terminated due to disability, each named executive officer is also entitled to pro rata vesting with respect to those restricted stock units that would otherwise vest on the following March 31 if the executive remained in our employ through that date (taking into account, as to one half of those restricted stock units, whether or not we achieved the EBITDA target for the year in which the termination occurred). The amount shown in the table for each named executive officer assumes a December 31, 2009 termination and therefore is equal to 100 percent of the value of the full-year’s restricted stock units that would otherwise have vested if the executive had remained in our employ through March 31, 2010 (which takes into account, as to one half of those restricted stock units, that we did achieve the EBITDA target for 2009). Upon any termination for disability, all Incentive Shares held by a named executive officer vest in full (these Incentive Shares would otherwise vest in full on January 22, 2011 if the executive remained in our employ through that date).

(4)	Upon termination of employment by reason of death, a named executive officer’s personal representative is entitled to the same pro rata bonus, pro rata vesting of restricted stock units, and full vesting of incentive shares that the named executive officer would be entitled to upon termination by reason of disability. Accordingly, the values shown for bonus, restricted stock units, and Incentive Shares upon termination for death are identical to those shown for those items upon termination for disability.

(5)	Upon termination by us without cause, Mr. Keller would be entitled to any earned but unpaid bonus from a prior year, a pro rata bonus for the year of termination (but only if the termination occurs at least three full months after the beginning of the bonus year) to be based on our company and his personal performance and to be paid at the same time as the full-year bonus would have been paid if Mr. Keller had continued in our employ through March 15 of the following year (but not later than that March 15), and continuation of base salary through the earlier of the then-current term or the first anniversary of the termination date. We would be relieved of our obligation to make salary continuation payments to Mr. Keller if he failed to execute a general release of all claims in our favor. Upon termination by us without cause, each named executive officer other than Mr. Keller would be entitled to be paid, within 60 days of the termination date, an amount equal to the sum of any earned but unpaid bonus from a prior year, a pro rata bonus for the year of termination determined at target bonus levels, a full year’s base salary, an amount equal to the cost we would incur if we continued to provide medical, dental, life, and travel accident insurance to the executive for one year after the termination date, and an amount equal to the cost of three months of club dues. We would be relieved of our obligation to pay this aggregated amount to an executive officer who was terminated by us without cause if the officer failed to execute a general release of all claims in our favor. If terminated by us without cause, each named executive officer (including Mr. Keller) would also be entitled to pro rata vesting with respect to those restricted stock units that would otherwise vest on the following March 31 if the executive remained in our employ through that date (taking into account, as to one half of those restricted stock units, whether or not we achieved the EBITDA target for the year in which the termination occurred). The amount shown in the table for each named executive officer assumes a December 31, 2009 termination and therefore is equal to 100 percent of the value of the full-year’s restricted stock units that would otherwise have vested if the executive had remained in our employ through March 31, 2010 (which takes into account, as to one half of those restricted stock units, that we did achieve the EBITDA target for 2009). Upon any termination of a named executive officer by us without cause, all Incentive Shares held by the officer vest in full (these incentive shares would otherwise vest in full on January 22, 2011 if the executive remained in our employ through that date).

(6)	If any of our named executive officers terminated his employment with us for good reason, he would be entitled to the same severance benefits as upon his termination by us without cause, except that the officer’s (other than Mr. Keller’s) restricted stock units would vest in full. If Mr. Keller terminated his employment with us for good reason, his restricted stock units would vest in the same proportion as upon his termination by us without cause.

(7)	Our Management Incentive Co-Investment Plan provides for immediate vesting of all Incentive Shares held by our named executive officers upon their retirement.

(8)	Upon a change in control, all restricted stock units and Incentive Shares held by a named executive officer that had not previously vested would fully vest.

Compensation Risk Monitoring

Our Board is aware that compensation programs, if not carefully structured, can incentivize company employees to take imprudent business risks. Our Board, and in particular our Compensation Committee, consider such risks when developing and implementing our compensation programs. The Board believes that our compensation programs contain features that both focus our employees on achieving our performance goals and control against incentives to engage in imprudent risk-taking. The Board has concluded that our compensation programs and practices are not reasonably likely to have a material adverse effect on our Company. Base salary constitutes a substantial portion of the compensation opportunity, so our employees are not dependent on achieving high incentive compensation to meet their basic financial needs. Incentive opportunities include both short-term cash bonuses and longer-term awards of restricted stock units, limiting motivation to inappropriately manage for short-term goals at the expense of long-term performance. Our Compensation Committee believes that our financial incentives are based on performance targets that are attainable without the need to take inappropriate risks or make material changes to our business or strategy. Equity awards include both service-based awards as well as performance and service-based awards that vest over a four-year period, promoting achievement of long-term stockholder value and further mitigating against taking short-term risks. In addition, we grant restricted stock units rather than stock options, lessening any incentive to manage for short-term price gains at the expense of long-term value.

Director Compensation

We provide our non-employee directors with a compensation program designed to attract and retain highly qualified directors, to compensate them fairly for the substantial time commitment they are required to make in fulfilling their duties, and to align our directors’ interests with the interests of our stockholders. Mr. Keller, our President and Chief Executive Officer, does not receive additional remuneration for his services as a director. The compensation we provided to our non-employee directors for their services during 2009 are described below.

Cash Compensation. We paid each non-employee director an annual cash retainer of $35,000. We paid additional cash retainers of $20,000 to our Chairman of the Board, $15,000 to the Chair of the Audit Committee, and $12,500 each to the Chairs of the Compensation Committee and the Nominating and Corporate Governance Committee. We also paid an additional retainer of $10,000 to each member of a listed Board committee (other than the Chair of that committee). Non-employee Directors were also paid the following per diem fees: an “in-person” Board meeting attendance fee of $1,500, a telephonic Board meeting fee of $1,000, and a committee meeting attendance fee of $1,000. In addition, if any of our non-employee directors were requested to attend any meetings outside of normal Board and committee meetings, we compensated them for such “in person” general meeting attendance at a rate of $1,500 per day.

Restricted Stock. As part of our ongoing compensation to directors, each director is entitled to receive an equity award valued at $50,000 each year. We made two separate grants of restricted stock during 2009 to each of our non-employee directors (other than Mr. Williams who joined our Board on October 13, 2009). The first of these two grants was for 58,824 shares of our common stock and was made on January 22, 2009 (the first anniversary of our emergence from bankruptcy protection), to compensate our directors for their service during 2008. This first grant was priced (for purposes of determining the number of restricted shares to be granted) at our January 22, 2008 per share value of $0.85. The second of these two grants was for 78,125 shares of our common stock and was made on February 9, 2009, to compensate our directors for their service during 2009. This second grant was priced (for purposes of determining the number of restricted shares to be granted) at our January 22, 2009 per share value of $0.64 (January 22, 2009 being the first anniversary of our emergence from bankruptcy). Restricted shares granted under these awards generally vest in four equal annual increments on January 22 of each of the four years immediately following the year in which the restricted shares were granted (except that one fourth of the restricted shares granted on January 22, 2009 vested immediately on that date in light of the fact that those restricted shares were intended to compensate the directors for services during 2008). As of December 31, 2009, there were 952,204 shares of our common stock available for future grants under our 2008 Director’s Equity Incentive Plan.

Other. We do not pay any other compensation to our non-employee directors, but reimburse all of our directors for the reasonable expenses incurred by them in connection with carrying out their duties as directors.

Review of Director Compensation. Our Nominating and Corporate Governance Committee periodically reviews our director compensation program to ensure that it both fairly compensates our directors for the responsibilities and time commitment that they undertake in connection with service on our Board and enables us to continue to attract and retain highly qualified directors.

2009 Director Compensation Table

The following table sets forth information regarding the compensation of our non-employee directors for 2009. Information about the compensation of Messrs. Keller and Matheson for their services during 2009 is reflected in the 2009 Summary Compensation Table.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Total ($)
Carl Bartoli	$98,203	$80,616	$178,819
Terence J. Cryan	82,540	80,616	163,156
Eugene I. Davis	61,500	80,616	142,116
Charles Macaluso	103,209	80,616	183,825
Frank E. Williams, Jr.	21,375	—	21,375

(1)	The $80,616 dollar amount shown for each non-employee director (other than Mr. Williams) in this column reflects the aggregate grant date fair value of the two grants of restricted stock awards we made to each of those directors in 2009, computed in accordance with FASB ASC Topic 718. As noted above under the caption “Restricted Stock”, the number of shares of restricted stock we granted to those directors with respect to services during 2008 was determined using the per share price of our stock on January 22, 2008 and the number of shares of restricted stock we granted to those directors with respect to services during 2009 was determined using the per share price of our stock on January 22, 2009. Variations between the per share price of our common stock on January 22, 2008 and January 22, 2009 (the latter being the date on which the grant with respect to services rendered in 2008 was made) and between the per share price of our common stock on January 22, 2009 and February 9, 2009 (the later being the date on which the grant with respect to services rendered in 2009 was made) account for the difference between the $100,000 nominal aggregate value of stock to be provided to each director for his services during 2008 and 2009 and the $80,616 amount shown in the table. The $80,616 amount is the sum of the $37,647 grant date fair value of 58,824 restricted shares granted on January 22, 2008 and the $42,969 grant date fair value of 78,125 restricted shares granted on February 9, 2009.
(2)	The aggregate number of all unvested stock awards outstanding as of December 31, 2009, for each non-employee director is as follows:

Director	Stock Awards Outstanding(#)
Carl Bartoli	122,243
Terence J. Cryan	122,243
Eugene I. Davis	122,243
Charles Macaluso	122,243
Frank E. Williams, Jr.	—

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee is or has been an officer or employee of ours or of any of our subsidiaries. In addition, no member of our Compensation Committee has or has had any relationships with us or any other entity that is required to be disclosed in this Form 10 pursuant to the SEC’s rules. During 2009, none of our executive officers served on the Compensation Committee (or equivalent) or Board of another entity whose executive officers served on our Compensation Committee or Board of Directors.

Item 7.	Certain Relationships and Related Transactions, and Director Independence.

Director Independence

After considering all relevant facts and circumstances, including each director’s commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, our Board of Directors has affirmatively determined that Messrs. Bartoli, Cryan, Davis, Macaluso and Williams each qualifies as independent in accordance with the listing standards of NASDAQ. In addition, each member of our Audit, Compensation and Nominating and Corporate Governance Committees is independent in accordance with the listing standards of NASDAQ.

Related Party Transactions

Except as specified below, since January 1, 2007, there has not been, and there is not currently proposed, any transaction or series of similar transactions, to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer, a holder of more than five percent of our common stock, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest.

Before he joined us in January 2008, David L. Willis, our Senior Vice President and Chief Financial Officer, was Senior Director within the restructuring practice of Alvarez & Marsal LLC (“A&M”). A&M served as a financial advisor to us during our bankruptcy but Mr. Willis was not part of the engagement team at any time. During 2008 and 2007, we paid $8.0 million and $5.0 million, respectively, to A&M for its services rendered to us.

Candice Cheeseman, our former Vice President of Administration, General Counsel and Secretary, resigned on February 19, 2010. Ms. Cheeseman’s husband is a partner at Conner & Winters, LLP. During 2009, 2008 and 2007, we paid $0.1 million, $0.1 million and $0.2 million, respectively, to Conner & Winters, LLP for legal services rendered to us.

Policies and Procedures for Review, Approval or Ratification of Related Person Transactions

Pursuant to policies and procedures adopted by our Board of Directors, our Audit Committee reviews all relationships and transactions in which we and our directors or executive officers, or their immediate family members, are participants in advance for review and approval. All existing related party transactions are reviewed at least annually by our Audit Committee. Any director or officer with an interest in a related party transaction is expected to recuse himself or herself from any consideration of the matter.

During its review of such relationships and transactions, our Audit Committee or our full Board of Directors considers the following: (1) the nature of the related person’s interest in the transaction; (2) the material terms of the transaction, including the amount and type of transaction; (3) the importance of the transaction to the related person and to us; (4) whether the transaction would impair the judgment of a director or executive officer to act in our best interest; and (5) any other matters the Committee deems appropriate.

In addition, to the extent that the transaction involves an independent director, consideration is also given, as applicable, to the listing standards of NASDAQ and other relevant rules related to independence.

Item 8.	Legal Proceedings.

We are involved from time to time in legal actions that arise in the ordinary course of our business. Although the outcomes of any such legal actions cannot be predicted, we do not believe that the resolution of any currently pending actions, either individually or in the aggregate, will have a material adverse effect on our financial position or results of operations.

Deltak Fund for Unsecured Claims in Bankruptcy. On September 28, 2006, we and all of our U.S. subsidiaries, including Deltak, filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. Pursuant to an approved Plan of Reorganization, an administrator was appointed to administer a fund of approximately $34 million in cash that was intended to be distributed to the holders of allowed unsecured claims against Deltak. Under the Plan of Reorganization, the administrator has the right and duty to administer the fund and to “make, file and settle or otherwise resolve objections” to unsecured claims against Deltak.

Since January 22, 2008, the Administrator has adjudicated and/or settled various unsecured claims and engaged in efforts to resolve the remaining disputed claims. As of April 23, 2010, approximately $18 million of cash remains in the fund subject to the control of the administrator.

Several disputed unsecured claims remain unresolved including proofs of claims filed by Mitsubishi Heavy Industries, Ltd. and Mitsubishi Power Systems Americas, Inc. which have collectively asserted claims of approximately $2.7 million and a proof of claim filed by SNC-Lavalin Power Ontario, Inc. (“SNC”), which has asserted claims of approximately $55 million as further described below). The administrator continues to contest and otherwise seek to resolve these and all other remaining disputed claims.

SNC-Lavalin Power Ontario, Inc. v. Global Power Equipment Group Inc., et al. On March 26, 2007, SNC filed a proof of claim with the Bankruptcy Court against Deltak pursuant to a purchase order, dated January 26, 2006, whereby Deltak agreed to sell heat recovery steam generators, accessories and other equipment to SNC and to provide related services. Simultaneously, SNC filed an identical proof of claim against us alleging that (1) Deltak undertook to provide SNC with a guaranty by us in connection with the SNC-Deltak purchase order, and (2) we had a duty to disclose to SNC Deltak’s financial condition and failed to do so. On August 29, 2007, we and Deltak filed an objection to both of these claims. As to the claim against Deltak, Deltak objected on the grounds that the claim was without merit and precluded by the express terms of a HRSG Completion Agreement that was previously approved by the Bankruptcy Court. As to the claim against us, we denied that we had issued a guaranty and we also denied that we owed any duty to SNC. SNC disputed the objections to the claims and asserted willful misconduct and/or intentional fraud on the part of us and Deltak. We and Deltak denied these allegations.

On December 17, 2007, the Bankruptcy Court issued a ruling that (1) sustained our objections and those of Deltak to SNC’s claims, and (2) disallowed and expunged SNC’s claims against us. SNC appealed the Bankruptcy Court’s ruling to the U.S. District Court for the District of Delaware. On December 21, 2008, the District Court entered a Memorandum Opinion and Order affirming the ruling of the Bankruptcy Court. On January 12, 2009, SNC appealed the Memorandum Opinion and Order of the District Court to the Third Circuit Court of Appeals. SNC has filed an opening brief and we and Deltak have filed an answering brief. We and Deltak intend to vigorously defend this action.

Asbestos Cases. We are currently named as a defendant in three asbestos personal injury lawsuits. We intend to vigorously defend these actions, and do not anticipate that any of them will have a material adverse effect on our financial position, results of operations or liquidity.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Market Price of Our Common Stock

We emerged from bankruptcy in January 2008, and no established market exists for our common stock. Our common stock issued upon our emergence from bankruptcy is presently quoted on the over-the-counter “Pink Sheets” under the symbol “GLPW”. We intend to apply to list our common stock on the NASDAQ Global Market but our application will be subject to review and approval by NASDAQ. We can provide no assurance that our application will be approved or that an active public market will develop for our common stock. We can further provide no assurance as to the degree of price volatility in any market for our common stock that may develop.

The following table sets forth the high and low sales prices per share of our common stock, as traded on the over-the-counter “Pink Sheets”, during each calendar quarter during 2008 and 2009 and the first quarter of 2010. The closing price per share of our common stock reported on the “Pink Sheets” on April 26, 2010 was $1.74.

2008 Quarter Ended	High	Low

March 31, 2008	$1.45	$0.95
June 30, 2008	$1.40	$1.00
September 30, 2008	$1.35	$0.15
December 31, 2008	$1.17	$0.10

2009 Quarter Ended	High	Low

March 31, 2009	$0.80	$0.25
June 30, 2009	$1.45	$0.40
September 30, 2009	$1.31	$0.90
December 31, 2009	$1.50	$1.02

2010 Quarter Ended	High	Low

March 31, 2010	$1.90	$1.44
Period from April 1, 2010 through April 26, 2010	$1.90	$1.50

As of April 23, 2010, we had 138,803,159 shares of our common stock outstanding, which were held by approximately 130 stockholders of record. In addition to our outstanding shares of common stock, as of April 23, 2010, we have reserved 15,673,788 shares of our common stock for issuance upon the exercise of outstanding warrants, and 1,339,523 shares of our common stock for issuance upon the conversion of outstanding restricted stock units. The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent’s address is 350 Indiana Street, Suite 750, Golden, CO 80401, and the transfer agent’s telephone number is (303) 262-0678.

We believe that after the effectiveness of our registration under this Form 10, shares of our common stock will be freely transferable, except for shares held by persons who may be deemed to be our “affiliates” under the Securities Act of 1933, as amended (the “Securities Act”), and except for shares issued to directors, officers and employees under our compensatory plans. Persons who may be deemed to be our affiliates generally include individuals or entities that control, are controlled by, or are under common control with us, and may include some or all of our directors and executive officers. Our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144. We may file a registration statement on Form S-8 to cover the issuance of shares of our common stock under our employee benefit plans. In addition, pursuant to a registration rights agreement, dated as of January 22, 2008, we have agreed to provide piggyback registration rights with respect to approximately 35,156,000 shares of our common stock to investors in connection with a private placement. We are not offering any securities for sale to the public in connection with the filing of this Form 10.

Dividend Policy

We have not paid any cash dividends to date and currently have no intention of paying any cash dividends on our common stock in the foreseeable future. The declaration and payment of dividends is subject to the discretion of our Board of Directors. In addition, our Credit Facility currently prohibits us from paying cash dividends to our stockholders. The timing, amount and form of dividends, if any, will depend on our results of operations, financial condition and such other requirements as deemed relevant by our Board of Directors. You should not purchase our common stock with the expectation of receiving cash dividends.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information, as of December 31, 2009, relating to our equity compensation plans pursuant to which grants of options, restricted stock, restricted stock units and other rights to acquire our common stock may be granted from time to time.

Equity Compensation Plan Information

Plan category	Number of common shares to be issued upon conversion of restricted stock units (a)		Weighted- average exercise price of outstanding restricted stock units ($)		Number of common shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))

Equity compensation plans approved by security holders	—		—		—
Equity compensation plans not approved by security holders	9,484,537	(1)	N/A	(2)	6,421,727	(3)
Total	9,484,537		N/A		6,421,727

(1)	This column represents the number of shares of our common stock that may be issued in connection with the conversion of restricted stock units granted under our 2008 Management Incentive Plan. The shares subject to outstanding awards under that plan can be forfeited and therefore can again become available for issuance under the plan.

(2)	The weighted-average exercise price is not applicable because restricted stock units have no exercise price.

(3)	This column includes 5,469,523 shares of our common stock that are available for future awards under our 2008 Management Incentive Plan and 952,204 shares of our common stock that are available for future awards under our 2008 Director’s Equity Incentive Plan. A summary of the material terms of these plans follows below.

2008 Management Incentive Plan

Pursuant to our 2008 Management Incentive Plan, we may grant awards of restricted stock, restricted stock units, stock options and other equity interests in our company to the employees or officers of ours and our subsidiaries or any other person who is determined by our Board of Directors to have made (or is expected to make) contributions to us. No participant may be granted awards during any one year to purchase more than 4,000,000 shares of our common stock, as shall be adjusted for the contemplated reverse stock split. Subject to adjustment for the contemplated reverse stock split, 14,954,060 shares of common stock were initially available for grant under the plan, with 5,469,523 shares remaining available for grant as of December 31, 2009. If any award expires, is canceled, forfeited, settled in cash or by delivery of fewer shares than the number of shares underlying the award, or is otherwise terminated without delivery of the shares underlying the award, the underlying shares will again become available under the plan for subsequent awards. Shares of our common stock withheld or otherwise surrendered for payment of an exercise price or taxes relating to the award will also again become available under the plan. Our Board of Directors may at any time accelerate any of the awards.

2008 Director’s Equity Incentive Plan

Pursuant to our 2008 Director’s Equity Incentive Plan, we may grant awards of restricted stock, restricted stock units, stock options and other equity interests in our company to our directors. Subject to adjustment for the contemplated reverse stock split, 1,500,000 shares of our common stock were initially available for grant under the plan, with 952,204 shares remaining available for grant as of December 31, 2009. If any award expires, is canceled, forfeited, settled in cash, or otherwise terminated without delivery of the shares underlying such award to the holder of such award, the underlying shares will again become available under the plan for subsequent awards. If any award is settled by delivery of fewer shares of our common stock than the number of shares underlying such award, shares that were withheld from the award in payment of an exercise price or taxes related to the award will also again become available under the plan. Our Board of Directors may at any time accelerate any of the awards.

Item 10.	Recent Sales of Unregistered Securities.

Since our emergence from bankruptcy on January 22, 2008, we issued the following unregistered securities. We did not use a principal underwriter for any of the issuances.

Rights Offering

After our creditors voted in favor of our Plan of Reorganization, the Bankruptcy Court on December 20, 2007 issued an order confirming the Plan of Reorganization, and on January 22, 2008 we successfully emerged from bankruptcy protection. The Plan of Reorganization included a rights offering that was made available to our then-existing stockholders. Upon emergence from bankruptcy, we issued 47,401,961 shares of our new common stock to pre-petition equity holders in exchange for stock held before the bankruptcy. On that same date, pursuant to the rights offering, a related private placement, and our Management Incentive Co-Investment Plan, we issued an additional 85,294,117 shares of our new common stock in exchange for $72.5 million in new capital. We also issued warrants to acquire an additional 16,265,005 shares, at an exercise price of $0.8806 per share, to the group of then-existing stockholders that back stopped the rights offering. The warrants expire on January 22, 2013. The rights offering was exempt from registration pursuant to Section 1145 of the Bankruptcy Code. With respect to the private placement, we relied on Section 4(2) of the Securities Act and regulations promulgated thereunder on the basis that the issuances were sales principally to accredited investors not involving a public offering. All purchasers of securities represented to us that they were accredited investors and were acquiring our securities for investment purposes and not for resale.

Under the Plan of Reorganization, part of the funds from the rights offering were used to pay in full all allowed creditor claims of our company and our Braden and Williams subsidiaries, and a cash reserve of $34 million was established for the payment of allowed unsecured claims against our Deltak subsidiary.

Warrant Exercises

During 2009, warrants were exercised to purchase 591,219 shares of our common stock in cashless transactions. We withheld 377,216 shares of common stock in connection with those exercises and those withheld shares are now held by us as treasury shares. As of December 31, 2009, 15,673,788 warrants remained outstanding.

Compensation Plans

During 2008, 2009 and the first four months of our 2010, we granted an aggregate of 14,827,441 restricted stock units to our employees pursuant to our 2008 Management Incentive Plan and an aggregate of 704,046 restricted shares of our common stock to our non-employee directors pursuant to our 2008 Director’s Equity Incentive Plan. In addition, we issued 1,764,678 shares of our common stock, at a purchase price of $0.85 per share, and an additional 882,339 Incentive Shares, to 29 senior managers pursuant to our Management Incentive Co-Investment Plan. The terms of these plans are described under Items 6 and 9 above. All shares issued pursuant to these plans were intended to be exempt from registration pursuant to Rule 701 of the Securities Act as compensatory shares issued under compensatory benefit plans.

Item 11.	Description of Registrant’s Securities to be Registered.

General

We are authorized to issue 170,000,000 shares of common stock, par value $0.01 per share. As of April 23, 2010, we have 138,803,159 shares of our common stock outstanding. In addition, there are (1) warrants outstanding for the purchase of 15,673,788 shares of our common stock at an exercise price of $0.8806 per share (these warrants were issued upon our emergence from bankruptcy on January 22, 2008, expire on January 22, 2013 and contain provisions to adjust the exercise price in certain circumstances, including upon any issuance by us of common stock or other equity that would be dilutive absent an adjustment in the exercise price); and (2) restricted stock units outstanding to our employees that may entitle them, in the aggregate, to receive 13,229,175 shares of our common stock.

No established market exists for our common stock. Our common stock is presently quoted on the over-the-counter “Pink Sheets” under the symbol “GLPW”. We have applied to list our common stock on NASDAQ, but our application is subject to review and approval by NASDAQ. We can provide no assurance that our application will be approved or that an active public market will develop for our common stock. We can further provide no assurance as to the degree of price volatility in any market for our common stock that may develop.

The following is a summary of the terms of our common stock. The rights of the holders of our common stock are defined by our Second Amended and Restated Certificate of Incorporation (our “Certificate of Incorporation”), our Second Amended and Restated By-Laws (our “By-Laws”) and the Delaware General Corporation Law. You should refer to those documents for more complete information regarding our common stock.

Reverse Stock Split

At our Annual Meeting of Stockholders held on April 22, 2010, the stockholders approved an amendment to our Certificate of Incorporation authorizing our Board of Directors to affect a reverse stock split in a specific ratio to be determined by the Board of Directors, in its sole discretion, within the range of 1-for-2 and 1-for-10, inclusive. As a result, our Board of Directors has the authority, but not the obligation, in its sole discretion, and without any further action on the part of our stockholders, to select a reverse stock split ratio within this range and to effect the reverse stock split, by no later than April 22, 2011, by filing an amendment to our Certificate of Incorporation with the Secretary of State of the State of Delaware. We expect to affect a reverse stock split within this range in connection with our application to list our shares on NASDAQ.

If we effect the reverse stock split as contemplated, all outstanding shares of our common stock will be converted, automatically and without action by any holder of those shares, into a smaller number of new shares of our common stock. The number of current shares before the reverse stock split that will equal one new share after the reverse stock split will not be lower than two or higher than ten. The exact number, within this range, will be determined by our Board of Directors shortly before the reverse stock split is effected. We are effecting the reverse stock split to enable us to list the shares of our common stock on the NASDAQ Global Market. We cannot list on NASDAQ unless the per share price of our common stock before the listing is at least $4.00. Effecting the reverse stock split will combine the currently issued and outstanding shares of our common stock into a smaller number of new shares with the result that the new shares will trade at a higher price per share than pre-reverse stock split prices. The reverse stock split will reduce the number of shares of our common stock reserved for issuance under our equity compensation plans and under outstanding warrants. It will not, however, change the number of shares of common stock that is authorized under our Certificate of Incorporation. Nor will it change the per share par value of our shares or the proportionate equity interests of our stockholders or the proportionate potential equity interests of holders of restricted stock units.

Common Stock

Holders of common stock are entitled to one vote per share on all matters upon which our stockholders are entitled to vote, including the election of directors. We are not authorized to issue any nonvoting common stock. In the election of directors, holders of our common stock do not have cumulative voting rights. The holders of our common stock have no preemptive right to purchase any of our securities or any securities that are convertible into or exchangeable for any of our securities. Our common stock is not subject to any provisions relating to redemption. Our common stock is not by its terms subject to any restrictions on alienation. Our common stock has no conversion rights and is not subject to further calls or assessments by us. All outstanding shares of our common stock are fully paid and nonassessable.

Holders of our common stock have equal rights to receive dividends as and when they may be declared by our Board of Directors out of funds legally available for the payment of dividends. We have not paid any cash dividends to date and currently have no intention of paying any cash dividends on our common stock in the foreseeable future. For more information, see “Dividend Policy” under Item 9 of this Form 10. In the event of our liquidation, dissolution or other voluntary or involuntary winding up, holders of our common stock are entitled to share ratably in all assets of the company remaining after payment of liabilities. We currently have no class of preferred stock authorized or outstanding. To increase the authorized number of shares of our common stock outstanding or create a class of preferred stock, the affirmative vote of the holders of at least a majority of our common stock outstanding would be required.

Amendment of Our Certificate of Incorporation and By-Laws

Under the Delaware General Corporation Law, the affirmative vote of the holders of at least a majority of our common stock outstanding would be required to amend our Certificate of Incorporation. With limited exceptions, our By-Laws may be amended by our Board of Directors by a majority vote of the directors then in office. Our stockholders may also amend the By-Laws by the vote of the holders of at least a majority of our common stock outstanding.

Voting at Stockholder Meetings

Our By-Laws provide that elections of nominees to our Board of Directors will be determined by a plurality of the votes cast at the meeting at which a quorum is present and, except as otherwise provided by law, our Certificate of Incorporation or our By-Laws, all other actions will be determined by the holders of a majority of the votes cast at the meeting.

Anti-Takeover Effects of Delaware Law and Provisions of Our Certificate of Incorporation and By-Laws

Delaware law, our Certificate of Incorporation and our By-Laws contain provisions that might have an anti-takeover effect. These provisions, which are summarized below, may have the effect of delaying, deterring or preventing a change in our control. They could also impede a transaction in which our stockholders might receive a premium over the then-current market price of our common stock and our stockholders’ ability to approve transactions that they consider to be in their best interests.

Business Combinations

We have elected in our Certificate of Incorporation to be governed by the provisions of Section 203 of the Delaware General Corporation Law, also known as the Delaware Merger Moratorium Statute. In general, Section 203, subject to specific exceptions, prohibits a publicly-held Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to that date, the Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by directors, officers and specific employee stock plans; or

•

on or after that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3 percent of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10 percent or more of the assets of the corporation involving the interested stockholder;

•	subject to limited exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the corporation’s stock of any class or series beneficially owned by the interested stockholder; and

•	the receipt by the “interested stockholder” of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, an “interested stockholder” is an entity or individual who, together with affiliates and associates, owns, or within three years prior to the determination of the “interested stockholder” status owned, 15 percent or more of a corporation’s outstanding voting stock.

The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our Board of Directors since the stockholder approval requirement would be avoided if our Board of Directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our management or may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests. We believe that the benefits of increased protection of our ability to negotiate with an unsolicited acquirer outweigh the disadvantages of discouraging such proposals because, among other reasons, the negotiation of such proposals could result in an improvement of their terms.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock are available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock could also render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Stockholder Meetings

Our By-Laws provide that our stockholders may call a special meeting of stockholders only upon the request of at least 25 percent of the holders of our issued and outstanding common stock entitled to vote. This provision could delay a stockholder vote on certain matters, such as a business combination or removal of directors, and could have the effect of deterring a change in our control. Our stockholders may, however, take action by written consent without a stockholder meeting.

Requirements for Advance Notice of Stockholder Proposals and Nominations at Meetings

Our By-Laws contain advance notice requirements that our stockholders must meet before submitting proposals or director nominations to be considered at stockholder meetings. As more fully described in our By-Laws, only such business may be conducted at a stockholder meeting as has been brought before the meeting by, or at the direction of, our Board of Directors or by a stockholder who has given our Corporate Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. In addition, only persons who are nominated by, or at the direction of, our Board of Directors or who are nominated by a stockholder who has given timely written notice, in proper form, to our Corporate Secretary prior to a meeting at which directors are to be elected will be eligible for election to our Board of Directors. To be timely, a stockholder’s notice regarding a proposal or director nomination to be brought before an annual meeting must generally be delivered to our Corporate Secretary not later than the close of business on the 90th day and not earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting. If we call a special meeting of stockholders for the purpose of director elections, a stockholder’s notice of director nominations will be considered timely if the stockholder delivers the notice to our Corporate Secretary not later than the close of business on the later of the 90th day prior to the special meeting and the tenth day following the day on which the notice is first given to the stockholder of the date of the special meeting and of the nominees proposed by our Board of Directors, and not earlier than the close of business on the 120th day prior to the meeting. Our By-Laws also specify requirements as to the content of a stockholder’s notice. In some instances, these provisions may preclude our stockholders from bringing proposals or making nominations for directors at our stockholder meetings.

Item 12.	Indemnification of Directors and Officers.

Limitation of Liability

As permitted by Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”), Article Eight of our Certificate of Incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages resulting from a breach of fiduciary duty, to the fullest extent permitted by the DGCL. Under the DGCL, directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any breach of the duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL (providing for director liability for unlawful payments of dividends or unlawful stock repurchases or redemptions); or

•	for any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to non-monetary remedies that may be available, such as injunctive relief or rescission, nor does it relieve our directors from complying with federal or state securities laws.

Indemnification

Section 145 of the DGCL grants each Delaware corporation the power to indemnify its directors and officers against liability for certain of their acts. Article Eight of our Certificate of Incorporation provides, to the fullest extent permitted by law, for mandatory indemnification of our directors and officers and advancement of expenses incurred by such directors and officers in relation to any action, suit or proceeding, except as may otherwise be provided in our by-laws.

Article IV of our Second Amended and Restated By-Laws provides that we will, to the fullest extent permitted by law, indemnify each person who is or was our director or officer and may, to the fullest extent permitted by law, indemnify each person who is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (except that in derivative actions, such indemnification is mandatory). An officer or director will not be entitled to indemnification if:

•	The officer or director did not act in good faith and in a manner reasonably believed by him or her to be in, or not opposed, to our best interests; or

•	The officer or director is subject to criminal action or proceedings and had reasonable cause to believe his or her conduct was unlawful.

In addition, in derivative actions, no indemnification will be made in respect of any claim, issue or matter as to which the officer or director has been adjudged to be liable to us unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, such officer or director is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court deems appropriate.

Our employment agreements with our named executive officers generally provide for indemnification of the executive officer in accordance with our By-Laws. We also carry directors’ and officers’ liability insurance to insure our directors and officers against liability for certain errors and omissions and to defray costs of a suit or proceeding against an officer or director.

Item 13.	Financial Statements and Supplementary Data.

The financial statement information required by this Item 13 is set forth at the end of this Form 10 beginning on page F-1 and is hereby incorporated into this Item 13 by reference.

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None

Item 15.	Financial Statements and Exhibits.

Financial Statements: Please see the following financial statements set forth below beginning on page F-1

Page	Description

F-1	Consolidated financial statements as of and for the years ended December 31, 2009, 2008 and 2007.

Exhibits: The following exhibits are furnished as exhibits to this Form 10:

Number	Description

3.1	Second Amended and Restated Certificate of Incorporation of Global Power Equipment Group Inc.

3.2	Second Amended and Restated By-Laws of Global Power Equipment Group Inc.

10.1	Credit Agreement, dated as of January 22, 2008 (the “Credit Agreement”), by and among Global Power Equipment Group Inc., certain of its subsidiaries, Morgan Stanley Senior Funding, Inc., Morgan Stanley & Co. Incorporated, The CIT Group/Business Credit Inc., General Electric Capital Corporation, and the other lenders from time to time party thereto.

10.2	Amendment No. 1 to the Credit Agreement, effective as of April 24, 2008.

10.3	Amendment No. 2 to the Credit Agreement, effective as of July 30, 2008.

10.4	Amendment No. 3 to the Credit Agreement, effective as of December 31, 2009.

10.5	Backstop Purchase Agreement, dated as of October 23, 2007, by and among Global Power Equipment Group Inc. and the purchasers party thereto.

10.6	Registration Rights Agreement, dated as of January 22, 2008, by and among Global Power Equipment Group Inc. and the investors party thereto.

10.7	Form of Warrant, dated January 22, 2008.

10.8	Management Incentive Co-Investment Plan of Global Power Equipment Group Inc., dated as of December 4, 2007. *

10.9	Global Power Equipment Group Inc. 2008 Management Incentive Plan. *

10.10	Global Power Equipment Group Inc. Incentive Compensation Plan. *

10.11	Form of Restricted Stock Award Agreement. *

10.12	Form of 2008 Restricted Stock Unit Award Agreement. *

10.13	Form of 2009 Restricted Stock Unit Award Agreement. *

10.14	Global Power Equipment Group Inc. 2008 Director’s Equity Incentive Plan. *

10.15	Employment Agreement, dated as of September 11, 2009, by and between Global Power Equipment Group Inc. and David L. Keller. *

10.16	Amended and Restated Employment Agreement, dated as of November 21, 2006, by and between Global Power Equipment Group Inc. and John M. Matheson. *

Page	Description

10.17	Separation Agreement, dated as of September 11, 2009, by and between Global Power Equipment Group Inc. and John M. Matheson. *

10.18	Amended and Restated Employment Agreement, dated as of January 28, 2008, by and between Global Power Equipment Group Inc. and David L. Willis. *

10.19	Amended and Restated Employment Agreement, dated as of September 1, 2008, by and between Global Power Equipment Group Inc. and Dean J. Glover. *

10.20	Amended and Restated Employment Agreement, dated as of October 1, 2007, by and among Global Power Equipment Group Inc., Williams Industrial Services Group, L.L.C. and Kenneth W. Robuck. *

10.21	Employment Agreement, dated as of November 21, 2006, by and among Global Power Equipment Group Inc., Braden Manufacturing, L.L.C. and Gene F. Schockemoehl. *

21.1	Subsidiaries of Global Power Equipment Group Inc.

*	Indicates a management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 30, 2010

GLOBAL POWER EQUIPMENT GROUP INC.

By:	/S/ DAVID L. KELLER
David L. Keller, President
and Chief Executive Officer

Global Power Equipment Group Inc.

and Subsidiaries

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Global Power Equipment Group Inc.

Tulsa, Oklahoma

We have audited the accompanying consolidated balance sheets of Global Power Equipment Group Inc. as of December 31, 2009 and 2008 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. In connection with our audits of the financial statements, we have also audited the financial statement schedule listed in the accompanying index. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Global Power Equipment Group Inc. at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As described in Note 5, the Company adopted ASC 740, Income Taxes, as it relates to uncertain tax positions, as if it were a public enterprise on January 1, 2007.

/s/ BDO Seidman, LLP

Dallas, Texas
March 23, 2010

GLOBAL POWER EQUIPMENT GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	December 31,
	2009	2008
ASSETS
Current assets:
Cash and cash equivalents	$103,220	$57,633
Restricted cash	2,018	3,013
Accounts receivable, net of allowance of $1,588 and $3,122	62,267	55,953
Inventories	4,659	4,963
Costs and estimated earnings in excess of billings	31,518	55,922
Other current assets	11,330	7,316

Total current assets	215,012	184,800

Property, plant and equipment, net	12,945	12,610
Goodwill	80,400	80,400
Intangible assets, net	14,749	16,509
Other assets	6,114	6,720

Total assets	$329,220	$301,039

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$40,692	$19,675
Accounts payable	28,913	12,337
Accrued liabilities	19,498	18,303
Billings in excess of costs and estimated earnings	34,357	36,728
Accrued warranties	10,981	11,948
Deferred revenue	3,006	8,695
Other current liabilities	11,363	7,446

Total current liabilities	148,810	115,132

Deferred tax liability	14,768	11,100
Other long-term liabilities	3,990	3,605
Long-term debt, net of current maturities	24,633	65,325
Liabilities subject to compromise	541	604

Total liabilities	192,742	195,766

Commitments and contingencies (Note 10)

Stockholders’ equity:

Common stock, $0.01 par value, 170,000,000 shares authorized and 137,367,594 and 134,586,541 shares issued, respectively and 136,986,534 and 134,586,541 shares outstanding, respectively	1,374	1,346
Paid-in capital	61,459	59,692
Accumulated comprehensive income	2,655	1,128
Retained earnings	70,994	43,107
Treasury stock, at cost (381,060 and 0 common shares, respectively)	(4)	—

Total stockholders’ equity	136,478	105,273

Total liabilities and stockholders’ equity	$329,220	$301,039

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL POWER EQUIPMENT GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	For the Years Ended December 31,
	2009	2008	2007
			(Debtor-in- Possession)
Product revenues	$193,150	$311,603	$208,085
Service revenues	347,460	245,161	195,333

Total revenues	540,610	556,764	403,418
Cost of product revenues	150,137	239,447	159,796
Cost of service revenues	310,048	217,337	171,132

Cost of revenues	460,185	456,784	330,928

Gross profit	80,425	99,980	72,490
Selling and administrative expenses	46,664	50,418	45,179

Operating income	33,761	49,562	27,311
Interest expense	9,667	11,667	10,057

Income from continuing operations before reorganization items and income taxes	24,094	37,895	17,254
Reorganization items	1,030	23,574	33,102

Income (loss) from continuing operations before income taxes	23,064	14,321	(15,848)
Income tax expense	5,282	3,151	5,121

Income (loss) from continuing operations	17,782	11,170	(20,969)

Discontinued operations:
Income (loss) from discontinued operations, net of tax	7,369	23,668	(5,170)
Gain on disposal, net of tax	2,736	—	11,198

Income from discontinued operations	10,105	23,668	6,028

Net income (loss)	$27,887	$34,838	$(14,941)

Basic earnings per weighted average common share:
Income (loss) from continuing operations	$0.13	$0.09	$(0.45)
Income from discontinued operations	0.07	0.18	0.13

Income (loss) per common share - basic	$0.20	$0.27	$(0.32)

Weighted average number of shares of common stock outstanding - basic	136,118,599	129,288,721	47,360,098

Diluted earnings per weighted average common share:
Income (loss) from continuing operations	$0.13	$0.09	$(0.45)
Income from discontinued operations	0.07	0.18	0.13

Income (loss) per common share - diluted	$0.20	$0.27	$(0.32)

Weighted average number of shares of common stock outstanding - diluted	140,096,176	131,333,735	47,360,098

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL POWER EQUIPMENT GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share amounts)

	Common Shares $0.01 Per Share		Paid-in Capital (Deficit)	Accumulated Other Comprehensive Income	Retained Earnings	Treasury Shares		Total
	Shares	Amount				Shares	Amount
Balance, January 1, 2007 (Debtor-in-Possession)	47,404,197	$474	$(15,052)	$3,978	$24,546	—	$—	$13,946

Cumulative effect of a change in accounting principle	—	—	—	—	(1,336)	—	—	(1,336)
Stock-based compensation	—	—	843	—	—	—	—	843
Forfeiture of restricted stock awards	(50,224)	—	—	—	—	—	—	—
Other comprehensive loss
Net loss	—	—	—	—	(14,941)			(14,941)
Foreign currency translation	—	—	—	1,283	—	—	—	1,283

Comprehensive loss:								(13,658)

Balance, December 31, 2007 (Debtor-in-Possession)	47,353,973	474	(14,209)	5,261	8,269	—	—	(205)

Cancellation of common stock	(47,353,973)	(474)	—	—	—	—	—	(474)
Issuance of common stock (exchange shares and rights offering)	133,704,202	1,338	67,854	—	—	—	—	69,192
Issuance of warrants	—	—	4,639	—	—	—	—	4,639
Stock-based compensation	882,339	8	1,408	—	—	—	—	1,416
Other comprehensive income
Net income	—	—	—	—	34,838	—	—	34,838
Fair value of interest rate swap	—	—	—	(810)	—	—	—	(810)
Foreign currency translation	—	—	—	(3,323)	—	—	—	(3,323)

Comprehensive income:								30,705

Balance, December 31, 2008	134,586,541	1,346	59,692	1,128	43,107	—	—	105,273

Restricted stock awards	547,796	5	107	—	—	—	—	112
Stock-based compensation	1,642,038	17	1,662	—	—	—	—	1,679
Warrants exercised	591,219	6	515	—	—	—	—	521
Warrants withheld	—	—	(517)	—	—	(377,216)	(4)	(521)
Forfeiture of restricted shares	—	—	—	—	—	(3,844)	—	—
Other comprehensive income
Net income	—	—	—	—	27,887	—	—	27,887
Fair value of interest rate swap	—	—	—	625	—	—	—	625
Foreign currency translation	—	—	—	902	—	—	—	902

Comprehensive income:								29,414

Balance, December 31, 2009	137,367,594	$1,374	$61,459	$2,655	$70,994	(381,060)	$(4)	$136,478

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL POWER EQUIPMENT GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Years Ended December 31,
	2009	2008	2007
			(Debtor-in- Possession)
Operating activities:
Net income (loss)	$27,887	$34,838	$(14,941)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Deferred income tax provision	3,803	1,054	3,727
Depreciation and amortization	5,396	5,323	7,173
Gain on disposal of equipment	(26)	—	(315)
Gain on disposal of discontinued operations	(2,736)	—	(11,198)
Stock-based compensation	1,791	1,416	843
Write off of debt financing costs	—	—	1,897
Changes in operating assets and liabilities:
Receivables	(6,314)	(17,437)	11,445
Inventories	304	800	5,003
Cost and estimated earnings in excess of billings	24,404	876	(27,685)
Other current assets	(4,149)	1,083	533
Other assets	(569)	(72)	33
Accounts payable	16,576	(9,461)	24,882
Accrued and other liabilities	5,144	(3,699)	(3,518)
Billings in excess of cost and estimated earnings	(2,371)	8,864	9,876
Deferred revenue	(5,689)	(21,226)	(5,179)
Liabilities subject to compromise	(63)	(121,831)	(1,406)

Net cash provided by (used in) operating activities	63,388	(119,472)	1,170

Investing activities:
Net transfers of restricted cash	995	(9)	(3,004)
Proceeds from sale of equipment	50	9	984
Purchase of property, plant, and equipment	(2,793)	(3,599)	(1,566)
Proceeds from sale of business, net of cash sold	2,747	—	15,495
Other investing activities	—	202	(202)

Net cash provided by (used in) investing activities	999	(3,397)	11,707

Financing activities:
Payments of long-term debt	(44,675)	(25,000)	—
Proceeds from issuance of debt	25,000	90,000	—
Proceeds from issuance of common stock	—	72,500	—
Payments of debt financing costs	(65)	(6,623)	(1,925)

Net cash (used in) provided by financing activities	(19,740)	130,877	(1,925)

Effect of exchange rate changes on cash	940	(2,051)	413

Net change in cash and cash equivalents	45,587	5,957	11,365

Cash and cash equivalents, beginning of year	57,633	51,676	40,311

Cash and cash equivalents, end of year	$103,220	$57,633	$51,676

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL POWER EQUIPMENT GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – BUSINESS AND ORGANIZATION

Global Power Equipment Group Inc. and Subsidiaries (the “Company”) designs, engineers and manufactures heat recovery and auxiliary power equipment and provides routine and specialty maintenance services to customers in the utility and industrial sectors. The Company’s corporate headquarters are located in Tulsa, Oklahoma, with facilities in Plymouth, Minnesota; Tulsa, Oklahoma; Auburn, Massachusetts; Atlanta, Georgia; Monterrey, Mexico; Shanghai, China; and Heerlen, The Netherlands.

On September 28, 2006, Global Power Equipment Group Inc. and all of its U.S. subsidiaries filed voluntary Chapter 11 petitions under the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (“Bankruptcy Court”). The Company successfully exited Chapter 11 on January 22, 2008 pursuant to an approved Plan of Reorganization (“Plan of Reorganization” or “Plan”).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Global Power Equipment Group Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition: The Company is organized in two major segments: the Products Division and the Services Division. Within these segments, the Company has three primary revenue streams, Heat Recovery Equipment (comprised of the Specialty Boiler and Heat Recovery Steam Generator (“HRSG”) product lines), Auxiliary Power Equipment and Industrial Services.

Revenues and cost of revenues for the Heat Recovery Equipment product line, and fixed price contracts in the Industrial Services business, are recognized on the percentage-of-completion method based on the percentage of actual hours incurred to date in relation to total estimated hours for each contract. This method is used because management considers expended labor hours to be the best available measure of progress on these contracts. The percentage-of-completion method generally results in the recognition of reasonably consistent profit margins over the life of a contract since management has the ability to produce reasonably dependable estimates of contract billings and contract costs. The Company uses the level of profit margin that is most likely to occur on a contract. If the most likely profit margin cannot be precisely determined, the lowest probable level of profit in the range of estimates is used until the results can be estimated more precisely. The Company’s estimate of the total hours to be incurred at any particular time has a significant impact on the revenue recognized for the respective period. The percentage-of-completion method is only allowed under certain circumstances in which the revenue process is long-term in nature (often in excess of one year), the products sold are highly customized and a process is in place whereby revenues, costs and margins can be reasonably estimated. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revisions to costs and income, and the effects of such revisions are recognized in the period that the revisions are determined. Estimated losses on uncompleted contracts are recognized in the period in which they first become apparent. Under percentage-of-completion accounting, management must also make key judgments in areas such as percent complete, estimates of project revenues, costs and margin, estimates of total and remaining project hours and liquidated damages assessments. Any deviations from estimates could have a significant positive or negative impact on the Company’s results of operations.

Revenues for the Auxiliary Power Equipment product line are recognized under the completed-contract method due to the short-term nature of the production period. Generally, these contracts specify separate phases of work which are frequently contracted separately. Under this method, no revenue can be recognized until the contract phase is substantially complete, the customer takes risk of loss and title, and the installation is operating according to specifications or has been accepted by the customer. As with the Heat Recovery Equipment product line, changes in job performance, job conditions, estimated profitability and final contract settlements may result in revisions to job costs and income amounts that are different than amounts originally estimated.

Revenues for the Industrial Services business that are not recognized on the percentage-of-completion method are primarily for routine service contracts. Under these arrangements, the Company recognizes revenue when services are performed and the customer assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Specifically, the revenues under these contracts are recognized as the services are performed based upon an agreed-upon price for the completed service or based upon the hours incurred and agreed upon hourly rates. On cost reimbursable contracts, revenue is recognized as costs are incurred and includes applicable fees earned through the date services are provided.

GLOBAL POWER EQUIPMENT GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

In the fourth quarter of 2006, upon approval by the Bankruptcy Court, the Company initiated a wind down of Deltak’s (a subsidiary of the Company, based in Plymouth, Minnesota) large-scale HRSG product line and Deltak entered into completion agreements with certain HRSG customers to complete executory contracts for delivery of HRSG units. Certain of the HRSG contracts under completion agreements were in a positive cash position as of the Chapter 11 filing date since aggregate collections of billings exceeded aggregate project costs. The recognition of this excess is deferred until such time as the earnings process is considered completed through satisfaction of the performance milestones under the completion agreements. This amount is included in income from discontinued operations in the accompanying consolidated statements of operations, net of estimates of liquidated damage claims accrued for these contracts. Deferred amounts are reported in the accompanying consolidated balance sheets as deferred revenue. The excess of collections of billings over aggregate project costs for these contracts will be recognized as Deltak meets the performance milestones as specified for avoiding the liquidated damage claims. During the years ended December 31, 2009, 2008 and 2007, the Company recognized such excess as follows (in thousands):

	For the years ended December 31,
	2009	2008	2007
Deferred revenue recognized	$5,920	$22,842	$—

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could vary materially from those estimates.

Cash and Cash Equivalents: Cash and cash equivalents include cash on hand and on deposit with initial maturities of three months or less. The Company maintains cash in depository accounts at various FDIC insured banks and financial institutions. Although the Company maintains cash balances in excess of the FDIC insured limits, management believes this risk is mitigated by using financial institutions that are rated investment grade according to credit rating agencies.

Accounts Receivable: Accounts receivable are reported net of allowance for doubtful accounts and discounts. The allowance is based on current market conditions, review of specific customer economics and other estimates based on the judgment of management. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not generally charge interest on outstanding amounts.

The Company has certain customers that represent more than 10 percent of consolidated accounts receivable. The balance for these customers as a percentage of the consolidated accounts receivable is as follows:

	December 31,
Customer	2009	2008
Entergy Services Inc.	35%	—
Southern Company	12%	—
General Electric Company	—	21%
Florida Power and Light	—	10%
Mitsubishi Heavy Industries	—	10%

Inventories: Inventories consist primarily of raw materials and are stated at the lower of first-in, first-out cost or market, net of applicable reserves.

GLOBAL POWER EQUIPMENT GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Property, Plant and Equipment: Property, plant and equipment are stated at historical cost, less accumulated depreciation. For financial reporting purposes, depreciation is calculated using the straight-line method over the estimated useful lives.

The Company’s property, plant and equipment balances, by significant asset category, are as follows (in thousands):

	Estimated Useful Lives	December 31,
		2009	2008
Land	—	$2,129	$2,133
Buildings and improvements	5-39 years	11,566	10,916
Machinery and equipment	5-12 years	13,467	11,873
Furniture and fixtures	2-10 years	8,959	9,393

		36,121	34,315

Less accumulated depreciation		(23,176)	(21,705)

Property, plant and equipment, net		$12,945	$12,610

Depreciation and amortization expense was approximately $2.4 million, $2.0 million and $2.7 million for the years ended December 31, 2009, 2008 and 2007, respectively. Costs of significant additions, renewals and betterments are capitalized. When an asset is sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and the gain or loss on disposition is reflected in the consolidated statements of operations. Maintenance and repairs are charged to operations when incurred.

Goodwill: The Company has made acquisitions in the past that included the recognition of goodwill, which was determined based upon previous accounting principles. Pursuant to Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 350, Intangibles-Goodwill and Other, beginning January 1, 2009, the Company will record as goodwill the excess of the consideration transferred plus the fair value of any non-controlling interest in the acquiree at the acquisition date over the fair value of any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. We evaluate goodwill for impairment at least annually, or more frequently if triggering events occur or other impairment indicators arise which might impair recoverability. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with ASC 805, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

During 2009, 2008 and 2007, the Company performed its annual impairment review of goodwill and concluded that there was no impairment.

Deferred Financing Costs: Deferred financing costs are amortized over the terms of the related debt facilities using the effective yield method. Total interest expense associated with the amortization of these costs was approximately $1.2 million in 2009, $1.7 million in 2008 and $3.3 million in 2007.

Long-Lived Assets: In accordance with ASC 360-10-05-4, Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairments were identified in 2009, 2008 and 2007.

GLOBAL POWER EQUIPMENT GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Major Customers: The Company has certain customers that represent more than 10 percent of consolidated revenues. The revenue for these customers as a percentage of the consolidated revenues is as follows:

	For the Years Ended December 31,
	2009	2008	2007
General Electric Company	13%	20%	22%
Southern Company	12%	10%	11%
Entergy Services Inc.	11%	—	—
Tennessee Valley Authority	11%	—	—

Customers for the Products Division include OEMs, engineering and construction firms, operators of power generation facilities and firms engaged across several process related industries. Customers for the Services Division are varied, but do include some major utility companies within the United States. The Company’s major customers vary over time due to the relative size and duration of the Company’s projects.

Warranty Costs: Estimated costs related to product warranty are accrued as the related revenue is recognized and included in cost of revenues. Estimated costs are based upon past warranty claims and sales history. Warranty terms vary by contract but generally provide for a term of three years or less. The Company manages its exposure to warranty claims by having its field service and quality assurance personnel regularly monitor projects and maintain ongoing and regular communications with the customers.

Insurance: Certain subsidiaries of the Company are self-insured for health and workers’ compensation up to certain policy limits. Amounts charged to expense amounted to approximately $5.7 million, $5.2 million and $4.7 million in 2009, 2008 and 2007, respectively, and include insurance premiums related to the excess claim coverage and claims incurred. The reserves at December 31, 2009 and 2008 consist of estimated amounts unpaid for reported and unreported claims incurred. The Company has provided $5.0 million in letters of credit at December 31, 2009, as security for possible workers’ compensation claims.

Reorganization Items: The Company successfully exited Chapter 11 on January 22, 2008. The accompanying consolidated financial statements have been presented in conformity with the provisions of ASC 852, Reorganizations. Accordingly, all pre-petition liabilities of the debtor that are subject to compromise are segregated in the accompanying consolidated balance sheets as liabilities subject to compromise. These liabilities are recorded at amounts or claims allowed by the Bankruptcy Court. ASC 852 also requires that reorganization items (direct and incremental costs, such as professional fees incurred in Chapter 11 cases) be segregated as a separate line item in the consolidated statements of operations.

As part of the Plan of Reorganization, holders of allowed unsecured claims against Deltak are entitled to receive a pro rata share of $34.0 million in cash and various other recoveries defined in the Plan. Pursuant to the Plan, the Company transferred $34.0 million in cash to settle the Deltak liabilities. This payment exceeded the recorded amount of these claims resulting in a $14.1 million charge to operations in 2008. This amount has been included in the reorganization items as a change in estimate of liabilities subject to compromise for the year ended December 31, 2008. The Company’s reorganization items are as follows (in thousands):

	For the Years Ended December 31,
	2009	2008	2007
Professional fees	$1,267	$9,448	$31,366
Change in estimate of liabilities subject to compromise	(237)	14,126	1,736

Total	$1,030	$23,574	$33,102

GLOBAL POWER EQUIPMENT GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Income from Discontinued Operations: The Company experienced earned income in 2009 and 2008 and experienced a loss in 2007 from discontinued operations due to the winding down of the large scale HRSG operations (see Note 2 – revenue recognition) and operations in Italy and Brazil. The following table summarizes the income and loss from discontinued operations (in thousands):

	For the Years Ended December 31,
	2009	2008	2007
Income (loss) from discontinued operations	$7,369	$23,701	$(5,170)
Related tax expense	—	(33)	—

Income (loss) from discontinued operations	$7,369	$23,668	$(5,170)

On October 17, 2007, the Company sold its shares of Global Power Asia, Ltd. (“GPA”) for $20 million. After all applicable transaction costs were paid, the Company recognized a gain of approximately $11.2 million on the sale. At the closing of the transaction, $5.5 million of the proceeds were placed into escrow. To the extent that the Company recovers amounts from escrow, additional gain on the sale will be recognized. On September 30, 2009, a settlement agreement was executed outlining the release of the remaining escrow funds, an amount of $2.7 million. The Company received such funds on November 10, 2009. As a result, the Company recognized an additional gain on the sale of discontinued operations during the year ended December 31, 2009:

	For the Years Ended December 31,
	2009	2008	2007
Gain on disposal of discontinued operations	$2,747	$—	$11,198
Related tax expense	(11)	—	—

Gain on disposal of discontinued operations, net of tax	$2,736	$—	$11,198

Income Taxes: The current provision for income taxes is based on current federal and state statutory rates which are adjusted based on changes in tax laws and significant fluctuations in taxable income.

Income taxes are accounted for under the asset and liability method. Under such method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance must be established when management believes the realization of the benefits of deferred tax assets is not deemed to be more likely than not.

In accordance with ASC 740, Income Taxes, the Company recognizes the effect of income tax position only if the positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which those change in judgment occurs. The Company recognizes both interest and penalties related to uncertain tax position as part of the income tax provision.

Derivative Financial Instruments: ASC 815, Derivatives and Hedging, requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position. For derivatives designated as hedges, changes in the fair value are either offset against the change in fair value, for the risk being hedged, of the assets and liabilities through earnings, or recognized in accumulated other comprehensive income until the hedged item is recognized in earnings.

GLOBAL POWER EQUIPMENT GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

The Company uses financial instruments in the management of its foreign currency exchange exposures. These financial instruments are considered derivatives under ASC 815, but do not meet hedge accounting requirements. Therefore, the Company recognizes changes in fair values of the forward agreements through cost of revenues. The following table summarizes the forward contracts at December 31, 2009 which mature during 2010; there were no forward contracts at December 31, 2008 (in thousands):

Functional Currency	Currency Hedged (bought or sold forward)	Hedged Foreign Currency Exposure (In equivalent U.S. Dollars)	Notional Amount of Forward Buy Contracts (in equivalent U.S. Dollars)	Notional Amount of Forward Sell Contracts (in equivalent U.S. Dollars)
Euro	U. S. Dollars	$3,258	$3,258	$—
U.S. Dollars	Mexican Pesos	1,542	1,542	—
U.S. Dollars	Euro	8,175	—	8,175
U.S. Dollars	South Korean Won	3,188	—	3,188

	Total	$16,163	$4,800	$11,363

The following table summarizes the forward contracts at December 31, 2007:

Functional Currency	Currency Hedged (bought or sold forward)	Hedged Foreign Currency Exposure (In equivalent U.S. Dollars)	Notional Amount of Forward Buy Contracts (in equivalent U.S. Dollars)	Notional Amount of Forward Sell Contracts (in equivalent U.S. Dollars)
Euro	U. S. Dollars	$4,471	$4,471	$—

	Total	$4,471	$4,471	$—

The notional amount provides one measure of the transaction volume outstanding as of the balance sheet date. Amounts ultimately realized upon final settlement of these financial instruments, along with the gains and losses on the underlying exposures within our forward contracts, will depend on actual market exchange rates during the remaining life of the instruments.

In March 2008, the Company entered into an interest rate swap agreement to convert $60 million of the Credit Facility variable interest payments to a fixed rate of 2.97% which terminated in March 2010. The interest rate swap agreement constitutes a cash flow hedge and satisfies the criteria for hedge accounting prescribed by ASC 815. The Company determined that the effectiveness of the hedge would be assessed periodically by comparing the terms of the swap and the loan to assure they continue to coincide and to evaluate the counterparty’s ability to honor its obligations under the swap agreements. On October 1, 2009, the Company exercised its option to change the basis for the variable interest rate used on the Credit Facility on $21.3 million to the prime rate plus a margin. The remaining $45.3 million remains based upon LIBOR plus a margin. This caused a portion of the swap to become ineffective.

The following tables show the impact of derivatives on the Company’s consolidated balance sheets (in thousands):

As of	December 31, 2009		December 31, 2008
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Foreign exchange contracts	Other current liabilities	$570	—	$—
Interest rate contracts	Other current liabilities	408	Other current liabilities	1,349
Loss on interest rate contract derivative (effective portion), net of tax	Other comprehensive income	185	Other comprehensive income	810

GLOBAL POWER EQUIPMENT GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

The following tables show the impact of derivatives not designated as hedging instruments on the Company’s consolidated statements of operations (in thousands):

Derivatives Not Designated as Hedging Instruments under ASC 815-10	Location of Gain (Loss) Recognized on Derivatives	Amount of Loss Recognized on Derivatives for the Years Ended December 31,
		2009	2008	2007
Foreign exchange contracts	Selling and administrative expenses	$(570)	$—	$182

Total		$(570)	$—	$182

The following tables show the impact of derivatives designated as hedging instruments on the Company’s consolidated statements of operations (in thousands):

Derivatives Designated as Hedging Instruments under ASC 815-10	Location of Gain (Loss) Recognized on Derivatives	Amount of Loss Recognized on Derivatives for the Years Ended December 31,
		2009	2008	2007
Interest rate contracts	Selling and administrative expenses	$(99)	$—	$—

Total		$(99)	$—	$—

Fair Value of Financial Instruments: In September 2006, the FASB issued ASC 820, Fair Value Measurements and Disclosures. ASC 820-10 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. The Company adopted certain of the provisions of ASC 820 on January 1, 2008. Although the adoption of ASC 820 did not materially impact its financial condition, results of operations, or cash flow, the Company is now required to provide additional disclosures as part of its financial statements. ASC 820 establishes a three-tier fair value hierarchy, which categorizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in the active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

The following table shows assets and liabilities measured at fair value as of December 31, 2009 on the Company’s consolidated balance sheet, and the input categories associated with those assets and liabilities (in thousands):

	Total Fair Value Assets (Liabilities) at 12/31/09	Fair Value Measurements at Reporting Date Using
Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Foreign exchange contracts	$(570)	$—	$(570)	$—
Interest rate contracts	(408)	—	(408)	—

Total	$(978)	$—	$(978)	$—

GLOBAL POWER EQUIPMENT GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

The following table shows assets and liabilities measured at fair value as of December 31, 2008 on the Company’s consolidated balance sheet, and the input categories associated with those assets and liabilities (in thousands):

	Total Fair Value Assets (Liabilities) at 12/31/08	Fair Value Measurements at Reporting Date Using
Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate contracts	$(1,349)	$—	$(1,349)	$—

Total	$(1,349)	$—	$(1,349)	$—

The fair value of the foreign exchange contracts is calculated using the foreign exchange rate at the end of the period and the notional amounts as determined in the forward contract. The Company uses the calculated fair values to adjust the asset or liability as appropriate.

The fair value of interest rate swaps is calculated using proprietary models utilizing observable inputs as well as future assumptions related to interest rates and other applicable variables. These calculations are performed by the financial institutions which are counterparties to the applicable swap agreements and reported to the Company on a monthly basis. The Company uses these reported fair values to adjust the asset or liability as appropriate.

The Company’s financial instruments consist primarily of cash and cash equivalents, receivables, payables, and debt instruments. The carrying values of these financial instruments approximate their respective fair values as they are either short-term in nature or carry interest rates which are periodically adjusted to market rates.

ASC 820 requires that companies provide a reconciliation of the beginning and ending balances for Level 3 assets and liabilities measured at fair value. Since the Company has no Level 3 assets or liabilities, no reconciliation is necessary.

Foreign Currency: Assets and liabilities of the Company’s foreign operations are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates prevailing during the period. Translation adjustments are recorded as a separate component of stockholders’ equity and other comprehensive income on the accompanying consolidated financial statements. Gains and losses from foreign currency transactions are included in operations.

Adoption of New Accounting Standards:

In September 2006, the FASB issued ASC 820, Fair Value Measurements and Disclosures, which is effective for fiscal years beginning after November 15, 2007. The Company adopted the provisions as required on January 1, 2008, except for nonfinancial assets and nonfinancial liabilities that are subject to delayed adoption until fiscal years and interim periods beginning after November 15, 2008. The Company adopted the remaining provisions as required on January 1, 2009. The adoption of these provisions did not have a material effect on the consolidated financial position, results of operations or cash flows of the Company and these provisions will be applied prospectively for the fair value measurement of non-financial assets.

In December 2007, the FASB issued new requirements for accounting for business combinations and noncontrolling interests. The requirements are in included in ASC 805, Business Combinations and ASC 810, Consolidation which are both effective for fiscal years beginning after December 15, 2008. ASC 805 requires the acquirer to recognize assets and liabilities and any noncontrolling interest in the acquiree at the acquisition date at fair value and requires the acquirer in a step-acquisition to recognize the identifiable assets and liabilities at the full amounts of their fair value. ASC 810 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary and changes the layout of the consolidated income statement and classifies noncontrolling interests as equity in the consolidated balance sheet. The Company adopted the provisions of ASC 805 and 810 as required on January 1, 2009. The adoption of these provisions did not have a material effect on the consolidated financial position, results of operations or cash flows of the Company.

In December 2007, the FASB issued guidance now codified as ASC 805, Business Combinations. ASC 805 replaces prior guidance on business combinations and establishes principles and requirements for how the acquirer: (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Under prior guidance, changes in valuation allowances, as a result of income from acquisitions, for certain deferred tax assets would serve to reduce goodwill, whereas under ASC 805, any changes in the valuation allowance related to income from acquisitions currently or in prior periods will serve to reduce income taxes in the period in which the allowance is reversed. Under ASC 805 transaction related expenses, which were previously capitalized as direct costs of the acquisition, will be expensed as incurred. The Company will apply the provisions of ASC 805 prospectively to business combinations consummated after January 1, 2009. The impact that ASC 805 may have on our consolidated financial condition, results of operations or cash flows will depend upon the nature, terms and size of the acquisition and changes to the valuation allowances.

GLOBAL POWER EQUIPMENT GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

In March 2008, the FASB issued ASC 815, Derivatives and Hedging, which is effective for fiscal years beginning after December 15, 2008. ASC 815 requires expanded disclosures related to an entity’s derivative instruments and hedging activities. ASC 815 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Since ASC 815 requires only additional disclosures concerning derivatives and hedging activities (see Note 2 for disclosures and related adoption of ASC 815), the adoption effective January 1, 2009 did not affect the consolidated financial position, results of operations or cash flows of the Company.

In April 2008, the FASB issued ASC 350-30, General Intangibles Other than Goodwill which provides guidance on assigning useful lives to intangible assets and requires expanded disclosures related to an entity’s intangible assets. The Company adopted the provisions of ASC 350-30 effective January 1, 2009. The adoption of these provisions did not have a material effect on the consolidated financial position, results of operations or cash flows of the Company.

Effective January 1, 2009, the Company adopted the provisions FASB ASC 815-40, Derivatives and Hedging - Contracts in Entity’s Own Equity. The adoption of this provision did not have a material effect on the consolidated financial position, results of operations or cash flows of the Company.

In April 2009, the FASB issued ASC 825-10-65, Interim Disclosures about Fair Value of Financial Instruments, which requires disclosures about fair value of financial instruments whenever summarized financial information for interim reporting periods is presented. Entities shall disclose the methods and significant assumptions used to estimate the fair value of financial instruments and shall describe changes in methods and significant assumptions, if any, during the period. The Company adopted the provisions of ASC 825-10-65 effective April 1, 2009. The adoption of these provisions did not have a material effect on the consolidated financial position, results of operations or cash flows of the Company.

In July 2009, the FASB issued ASC 105, The FASB Accounting Standards Codification TM, as the single source of authoritative nongovernmental U.S. generally accepted accounting principles (GAAP). The Codification is effective for interim and annual periods ending after September 15, 2009. All existing accounting standards are superseded as described in ASC 105. All other accounting literature not included in the Codification is nonauthoritative. The Company adopted the provisions of ASC 105 effective July 1, 2009. The adoption of this provision did not have a material effect on the consolidated financial position, results of operations or cash flows of the Company.

In May 2009, the FASB issued ASC 855, Subsequent Events which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. ASC 855 is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. The Company adopted the provisions of ASC 855 effective April 1, 2009. The adoption of this provision did not have a material effect on the consolidated financial position, results of operations or cash flows of the Company. The Company has evaluated events and transactions occurring subsequent to the balance sheet date of December 31, 2009, for items that should potentially be recognized in these consolidated financial statements. The evaluation was conducted through March 23, 2010, the date our consolidated financial statements were first available to be issued and again on April 30, 2010 with the issuance of our Form 10.

GLOBAL POWER EQUIPMENT GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

NOTE 3 – EARNINGS PER SHARE

Basic and diluted earnings per common share are calculated as follows (in thousands, except for share and per share data):

	For the Years Ended December 31,
	2009	2008	2007
Basic Earnings (loss) Per Common Share:
Income (loss) from continuing operations	$17,782	$11,170	$(20,969)
Income from discontinued operations	10,105	23,668	6,028

Net income (loss) available to common shareholders	$27,887	$34,838	$(14,941)

Weighted Average Common Shares Outstanding	136,118,599	129,288,721	47,360,098

Income (loss) from continuing operations	$0.13	$0.09	$(0.45)
Income from discontinued operations	0.07	0.18	0.13

Basic earnings (loss) per common share	$0.20	$0.27	$(0.32)

Diluted Earnings (loss) Per Common Share:
Income (loss) from continuing operations	$17,782	$11,170	$(20,969)
Income from discontinued operations	10,105	23,668	6,028

Net income (loss) available to common shareholders	$27,887	$34,838	$(14,941)

Weighted Average Common Shares Outstanding	136,118,599	129,288,721	47,360,098
Dilutive effect of unvested RSUs to purchase common stock	2,554,941	1,833	—
Dilutive effect of warrants	1,422,636	2,043,181	—

Weighted Average Shares Outstanding Assuming Dilution	140,096,176	131,333,735	47,360,098

Income (loss) from continuing operations	$0.13	$0.09	$(0.45)
Income from discontinued operations	0.07	0.18	0.13

Diluted earnings (loss) per common share	$0.20	$0.27	$(0.32)

Diluted earnings per share include the potentially dilutive effect of outstanding warrants and restricted stock units which are convertible to common stock. For the year ended December 31, 2009 and 2008, no outstanding stock equivalents were anti-dilutive and excluded from the computations of diluted earnings per share. There were 2,129,146 shares of anti-dilutive stock options excluded from this calculation for the year ended December 31, 2007.

For the year ended December 31, 2007, the Company must also include the impact of the conversion of the convertible notes (issued in November 2004) in its earnings per share calculation, unless the effect would be anti-dilutive. As of December 31, 2007, the $69.0 million of convertible notes were convertible into 6,503,299 common shares. The Company did not present the dilutive effect of the convertible shares for the year ended December 31, 2007 as the effect would have been anti-dilutive. The convertible notes were paid in full upon emergence from bankruptcy in January 2008.

GLOBAL POWER EQUIPMENT GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

NOTE 4 – GOODWILL AND OTHER INTANGIBLE ASSETS

There were no changes in the carrying amount of goodwill during 2009 or 2008. The balances for other intangible assets as of December 31, 2009 are as follows (in thousands):

	As of December 31, 2009
	Weighted Average Amortization Years	Gross Carrying Amount	Accumulated Amortization	Net Asset
Intangible Assets
Backlog	1	$2,100	$2,100	$—
Customer Relations	6	8,800	6,551	2,249
Trade Name	Infinite	12,500	—	12,500

Total Intangible Assets		$23,400	$8,651	$14,749

The balances for other intangible assets as of December 31, 2008 are as follows (in thousands):

	As of December 31, 2008
	Weighted Average Amortization Years	Gross Carrying Amount	Accumulated Amortization	Net Asset
Intangible Assets
Backlog	1	$2,100	$2,100	$—
Customer Relations	6	8,800	4,791	4,009
Trade Name	Infinite	12,500	—	12,500

Total Intangible Assets		$23,400	$6,891	$16,509

Amortization expense for 2009, 2008 and 2007 was approximately $1.8 million, $1.8 million and $1.8 million, respectively. Estimated amortization expense for the next two years is $1.8 million in 2010 and $0.5 million in 2011.

NOTE 5 – INCOME TAXES

The following summarizes the income tax expense (in thousands):

	For the Years Ended December 31,
	2009	2008	2007
Current:
Federal	$39	$(5,096)	$(81)
State	—	(582)	57
Foreign	1,452	2,577	1,420

Total current	1,491	(3,101)	1,396

Deferred:
Federal	3,527	6,217	3,343
State	403	710	382
Foreign	(128)	(642)	—

Total deferred	3,802	6,285	3,725

Income tax expense	$5,293	$3,184	$5,121

GLOBAL POWER EQUIPMENT GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Income tax expense is allocated between continuing operations and discontinued operations as follows (in thousands):

	For the Years Ended December 31,
	2009	2008	2007
Continuing operations	$5,282	$3,151	$5,121
Discontinued operations	11	33	—

Income tax expense	$5,293	$3,184	$5,121

Income (loss) before income taxes was as follows (in thousands):

	For the Years Ended December 31,
	2009	2008	2007
Domestic	$14,483	$7,057	$(19,371)
Foreign	8,581	7,264	3,523

Income (loss) from continuing operations	23,064	14,321	(15,848)
Income from discontinued operations	10,116	23,701	6,028

Net income (loss)	$33,180	$38,022	$(9,820)

The components of deferred income taxes consist of the following (in thousands):

	December 31, 2009	December 31, 2008
Assets:
Cost in excess of identifiable net assets of business acquired	$32,917	$36,585
Reserves and other accruals	7,143	9,688
Restructuring charges	19,041	18,454
Deferred revenue	818	3,122
Tax credit carryforwards	7,971	4,902
Accrued compensation and benefits	6,987	7,629
State net operating loss carryforwards	2,745	3,431
Federal net operating loss carryforwards	15,566	20,706
Foreign net operating loss carryforwards	—	160
Other	1,064	354

	94,252	105,031
Liabilities
Indefinite life intangibles	(15,354)	(10,808)
Property and equipment	(1,281)	(2,301)

Net deferred tax assets	77,617	91,922
Valuation allowance for net deferred tax assets	(92,033)	(102,535)

Net deferred tax liability after valuation allowance	$(14,416)	$(10,613)

At December 31, 2009 and 2008, the Company has recorded a valuation allowance against deferred income tax assets of approximately $92.0 million and $102.5 million, respectively, representing the amount of its deferred income tax assets in excess of the Company’s deferred income tax liabilities arising from balances other than indefinite life intangibles. The net change in valuation allowance for the year ended December 31, 2009 was a decrease in the amount of approximately $10.5 million, and the net change in valuation allowance for the year ended December 31, 2008 was a decrease in the amount of approximately $5.7 million. The valuation allowance was recorded because management was unable to conclude, in light of the cumulative tax loss realized by the Company for the three year period ended before December 31, 2009, that realization of the net deferred tax asset was more likely than not.

GLOBAL POWER EQUIPMENT GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Net deferred tax assets are allocated between current and long-term as follows (in thousands):

	As of December 31,
	2009	2008
Current deferred tax asset (included in Other current assets)	$352	$487
Non-current deferred tax liability	(14,768)	(11,100)

Net deferred tax assets after valuation allowance	$(14,416)	$(10,613)

The amount of the income tax provision for the years ended December 31, 2009, 2008 and 2007 differs from the statutory federal income tax rate of 35% as follows:

	For the Years Ended December 31,
	2009		2008		2007
	Amount	Percent	Amount	Percent	Amount	Percent
Tax expense (benefit) computed at the maximum U.S. statutory rate	$11,613	35.0%	$13,308	35.0%	$(5,546)	35.0%

Difference resulting from
State income taxes, net of federal income tax benefits	403	1.2%	1,521	4.0%	(634)	4.0%
Foreign tax rate differences	(435)	-1.3%	(1,408)	-3.7%	(639)	4.0%
Non-deductible expenses	1,644	5.0%	594	1.6%	2,232	-14.1%
Multi-year true-ups	1,093	3.3%	(6,146)	-16.2%	(4,793)	30.2%
Effective rate differences	1,132	3.4%	—	—	—	—
Incremental state taxes based on capital	—	—	—	—	220	-1.4%
Change in valuation allowance	(10,502)	-31.7%	(5,721)	-15.0%	14,449	-91.2%
Other, net	345	1.0%	1,036	2.7%	(168)	1.2%

Total	$5,293	15.9%	$3,184	8.4%	$5,121	-32.3%

The Company has approximately $50.9 million of federal net operating loss carryforwards expiring in 2025 through 2027. The Company has state income tax loss carryforwards of approximately $44.6 million expiring in 2009 through 2029. The Company has approximately $7.5 million in foreign tax credit carryforwards expiring in 2015 through 2019.

The Company provides income taxes on the undistributed earnings of its foreign subsidiaries except to the extent that such earnings are indefinitely reinvested outside the United States. As of December 31, 2009, all of the undistributed earnings of the foreign subsidiaries were considered to be reinvested indefinitely. Consequently, the Company has not provided for the federal and foreign withholding taxes on the foreign subsidiaries’ undistributed earnings.

Effective January 1, 2007, the Company adopted ASC 740, Income Taxes, as it relates to uncertain tax positions, resulting in a cumulative effect of a change in accounting principle of $1.3 million. Currently, the Company is not under examination for income tax purposes by any taxing jurisdiction. A presentation of open tax years by jurisdiction is as follows:

Tax Jurisdiction	Examination in Progress	Open Tax Years for Examination
United States	None	2005 to Present
Mexico	None	2004 to Present
China	None	2004 to Present
The Netherlands	None	2007 to Present

The Company has elected to classify interest and penalties related to uncertain income tax positions in income tax expense. At December 31, 2009 and 2008, the Company has accrued approximately $1.7 million and $1.2 million, respectively, for potential payment of interest and penalties.

GLOBAL POWER EQUIPMENT GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

Following is a reconciliation of the total amounts of unrecognized tax benefits for the year ended December 31, 2009 (in thousands):

Unrecognized Tax Benefits at January 1, 2009	Change in Unrecognized Tax Benefits Taken During a Prior Period	Change in Unrecognized Tax Benefits During the Current Period	Decreases in Unrecognized Tax Benefits From Settlements With Taxing Authorities	Reductions to Unrecognized Tax Benefits From Lapse of Statues of Limitations	Unrecognized Tax Benefits at December 31, 2009
$5,225	$—	$1,077	$(456)	$—	$5,846

Unrecognized Tax Benefits disclosed at January 1, 2009 differs from Unrecognized Tax Benefits at December 31, 2008 by an increase of $1.7 million. This increase results from the Company’s decision to also disclose the $1.7 million in unrecognized tax benefits related to timing differences, which have no current income tax or effective tax rate impact. This is being done to better comport with how the disclosure of unrecognized tax benefits has evolved since the passage of ASC 740. This change in disclosure has no impact on the amounts recognized in the accompanying consolidated balance sheets. As of December 31, 2009 and 2008, the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate are approximately $1.9 million and $1.7 million, respectively.

Following is a reconciliation of the total amounts of unrecognized tax benefits for the year ended December 31, 2008 (in thousands):

Unrecognized Tax Benefits at January 1, 2008	Change in Unrecognized Tax Benefits Taken During a Prior Period	Change in Unrecognized Tax Benefits During the Current Period	Decreases in Unrecognized Tax Benefits From Settlements With Taxing Authorities	Reductions to Unrecognized Tax Benefits From Lapse of Statues of Limitations	Unrecognized Tax Benefits at December 31, 2008
$2,776	$—	$714	$—	$—	$3,490

At December 31, 2008 and 2007, the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate are approximately $1.7 million and $1.5 million, respectively.

NOTE 6 – UNCOMPLETED CONTRACTS

Both the Products and Services Divisions enter into contracts that allow for periodic billings over the contract term. At any point in time, each project under construction could have either costs and estimated earnings in excess of billings or billings in excess of costs and estimated earnings. Within the Products Division, the Auxiliary Power Equipment business typically bills customers only at the completion of each phase of a contract and no earnings are recognized until each phase is complete.

Costs, earnings and billings related to uncompleted contracts consist of the following (in thousands):

	As of December 31,
	2009	2008
Costs incurred on uncompleted contracts	$435,172	$477,311
Earnings recognized on uncompleted contracts	(128,822)	90,703

Total	306,350	568,014

Less - billings to date	(309,189)	(548,820)

Net	$(2,839)	$19,194

GLOBAL POWER EQUIPMENT GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

The net amounts are included in the accompanying consolidated balance sheets under the following headings (in thousands):

	December 31, 2009	December 31, 2008
Costs and estimated earnings in excess of billings	$31,518	$55,922
Billings in excess of costs and estimated earnings	(34,357)	(36,728)

Net	$(2,839)	$19,194

NOTE 7 – DEBT

Credit Facility: The Company has a $150 million Credit Facility (“Credit Facility”) consisting of a $60 million revolving letter of credit facility, including a $25 million cash advance sub-facility, and a $90 million term loan facility. The Credit Facility is due and payable on January 22, 2014 and has mandatory amortization payments on the term loan facility of approximately $1.3 million per quarter and a sweep of 25 – 75% of excess cash flow, as defined in the Credit Facility. Future principle payments on the Credit Facility are expected to be $40.7 million in 2010, $5 million in 2011 through 2013 and $9.6 million in 2014.

On July 14, 2009, the Company drew down the full amount of the $25 million on the cash advance sub-facility of the Credit Facility in order to secure access to the available funds. On September 30, 2009, The CIT Group / Business Credit, Inc. fully sold and assigned their interest in and all rights and obligations under the Credit Agreement to another party. This affects the Company in that all Letters of Credit will henceforth be issued through the new lender as well as any future revolver draw downs will be the proportionate obligation of the new lender. The amount of the cash advance sub-facility, and related interest, was paid in full on September 30, 2009.

At December 31, 2009 and 2008, the Credit Facility consisted of the following (in thousands):

	As of December 31,
	2009	2008
Term loan	$65,325	$85,000
Less:
Current maturities of long-term debt
Quarterly installments	5,000	5,000
Excess cash flow sweep	35,692	14,675

Long-term debt, net of current maturities	$24,633	$65,325

The variable interest rate on the Credit Facility was 7.75% as of December 31, 2009. The interest rate on letters of credit issued under the revolving letter of credit was 3.07% at December 31, 2009. The Company also pays an unused line fee of 0.50%. At December 31, 2009, the excess cash flow payment for 2010 is expected to be $35.7 million and is included in current maturities of long-term debt on the consolidated balance sheets.

The Credit Facility includes customary affirmative and negative covenants, such as limitations on the creation of new indebtedness and on certain liens, restrictions on certain transactions and payments and requires maintenance of a maximum consolidated leverage ratio, minimum consolidated fixed charge ratio and minimum liquidity. A default under the Credit Facility may be triggered by events such as a failure to comply with financial covenants or other covenants under the Credit Facility, a failure to make payments when due under the Credit Facility, a change of control of the Company or certain insolvency proceedings. A default under the Credit Facility would permit the participating banks to restrict the Company’s ability to further access the Credit Facility for loans, require the immediate repayment of any outstanding loans with interest and require the cash collateralization of outstanding letter of credit obligations. The Credit Facility is secured by a first priority lien on substantially all assets of the Company.

On December 31, 2009, the Company amended the Credit Facility (Amendment No. 3) to accommodate operational and administrative enhancements including:

•	Allow for commercial joint venture and LLC agreements under certain conditions.

GLOBAL POWER EQUIPMENT GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

•	Ability to issue up to $5 million of letters of credit in support of purchase orders placed on foreign subsidiaries.

•	Ability to fund up to $5 million in working capital support of foreign entity operations.

At December 31, 2009, the Company had $25.0 million of unused capacity on the cash advance sub-facility.

NOTE 8 – LIABILITIES SUBJECT TO COMPROMISE

Liabilities subject to compromise include unsecured and under secured liabilities, including secured liabilities as to which there is uncertainty as to whether the value of the collateral securing such liabilities is less than, equals or exceeds such liabilities, incurred prior to the petition date. The amounts of the various categories of liabilities that are subject to compromise are set forth below. These amounts represent the Company’s estimates of known or potential pre-petition date claims that are likely to be resolved in connection with the Chapter 11 filings. Such claims remain subject to further adjustments. Adjustments result from negotiations, actions of the Bankruptcy Court, rejection of executory contracts, the determination as to the value of any collateral securing claims, proofs of claim or other events.

The amounts of liabilities subject to compromise at December 31, 2009 consisted of the following (in thousands):

	Products Division	Services Division	Corporate	Total
Accounts payable	$92	$30	$—	$122
Other accruals	109	—	310	419

Total	$201	$30	$310	$541

The amounts of liabilities subject to compromise at December 31, 2008 consisted of the following (in thousands):

	Products Division	Services Division	Corporate	Total
Accounts payable	$335	$30	$—	$365
Other accruals	109	—	130	239

Total	$444	$30	$130	$604

NOTE 9 – STOCKHOLDERS’ EQUITY

Restricted Stock Awards: Pursuant to the 2008 Director’s Equity Incentive Plan, the Company is permitted to award restricted stock which are shares of common stock that are issued subject to specified restrictions on transfer, forfeiture and/or such other restrictions on incidents of ownership determined by the Compensation Committee. On January 22, 2009, the Company issued 235,296 shares of restricted stock under the 2008 Director’s Equity Incentive Plan at a grant date fair value of $0.64 per share which approximate the quoted market price of the common stock on that date. Vesting of this restricted stock is based on certain service conditions over a four year period. In connection with the grant, the Company recorded expense of $0.07 million for the year ended December 31, 2009 and will recognize an aggregate of $0.08 million of expense over the next three years.

On February 9, 2009, the Company issued 312,500 shares of restricted stock under the 2008 Director’s Equity Incentive Plan at a grant date fair value of $0.55 per share. Vesting of this restricted stock is based on certain service conditions over a four year period. In connection with the grant, the Company recorded expense of $0.04 million for the year ended December 31, 2009 and will recognize an aggregate of $0.13 million of expense over the next four years.

Stock-based Compensation: On June 23, 2008, the Company granted 5,233,921 Restricted Stock Units (each such unit, a “RSU”) under the 2008 Management Incentive Plan pursuant to RSU Award Agreements executed by each beneficiary of the grant (the “RSU Award Agreement”). On March 31, 2009, the Company issued 1,271,847 shares of Restricted Stock to the recipients of RSU awards according to the vesting requirements of the RSU Award Agreements. Additionally, on October 15, 2009, the Company issued 238,197 shares of Restricted Stock to the recipients of RSU awards according to specific separation agreements. In connection with this grant, the Company recognized $0.9 million in expense for the year ended December 31, 2009 related to these RSUs.

GLOBAL POWER EQUIPMENT GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

On February 9, 2009, the Company granted 4,860,070 RSUs with a grant date fair value of $0.55 per unit under the 2008 Management Incentive Plan. Grants of RSUs under the 2008 Management Incentive Plan are valued in terms of the fair value of the Company’s common stock at date of grant, however, common stock is not issued at the time of the grant. Vesting of RSUs is based on certain performance and service conditions over a four year period. The Company recognizes compensation cost for awards with performance conditions if and when the Company concludes that it is probable that the performance condition will be achieved, net of an estimate of pre-vesting forfeitures. The Company recognizes compensation cost for awards with service condition throughout the vesting term, net of an estimate of pre-vesting forfeitures. On October 15, 2009, the Company issued 131,994 shares of Restricted Stock to the recipients of RSU awards according to specific separation agreements. Restricted shares are issued to plan participants as vesting requirements are satisfied. In connection with this grant, the Company recognized $0.5 million of expense for the year ended December 31, 2009 related to these RSUs.

On September 14, 2009, the Company granted 750,000 RSUs with a grant date fair value of $1.20 per unit under the 2008 Management Incentive Plan. Grants of RSUs under the 2008 Management Incentive Plan are valued in terms of the fair value of the Company’s common stock at date of grant, however common stock is not issued at the time of the grant. Vesting of RSUs is based on certain performance and service conditions over a four year period. The Company recognizes compensation cost for awards with performance conditions if and when the Company concludes that it is probable that the performance condition will be achieved, net of an estimate of pre-vesting forfeitures. Restricted shares are issued to plan participants as vesting requirements are satisfied. In connection with this grant, the Company recognized $0.1 million of expense for the year ended December 31, 2009 related to these RSUs.

Management Co-Investment Plan: On January 22, 2008, members of management were offered the opportunity to purchase shares of the new common stock (up to an aggregate amount of $1.5 million) at the share price of $0.85 per share. With each purchase of two shares of new common stock, an additional share of restricted stock (each an “Incentive Share”) was issued. The Company recognized $0.2 million in expense related to the Incentive Shares during the year ended December 31, 2009 with the remaining compensation expense of $0.2 million to be recognized over the remaining vesting period. At December 31, 2009, 3,844 shares of common stock issued under the Management Co-Investment Plan were forfeited by members of management who terminated their employment with the Company prior to meeting the vesting requirements. These shares are held as treasury shares.

Warrants: On January 22, 2008, the Company issued warrants to purchase 16,265,005 shares of stock with an exercise price of $0.8806. The warrants vested immediately upon issuance and expire on January 22, 2013. During the year ended December 31, 2009, warrants were exercised to purchase 591,219 shares of common stock. The stock was sold in a cashless transaction whereby the Company withheld 377,216 shares of common stock, treasury shares, as payment for the exercised purchase warrants.

Fair Market Value of Interest Rate Swap: On March 28, 2008, the Company entered into a swap agreement to convert $60 million of the Credit Facility variable interest payments to fixed rates. The amount of accumulated comprehensive income associated with interest rate swaps was loss of $0.2 million at December 31, 2009 and $0.8 million at December 31, 2008. See Note 2 for a discussion of the interest rate swaps.

Foreign Currency Translation: Foreign assets and liabilities are translated using the exchange rate in effect at the balance sheet date, and results of operations are translated using an average rate for the period. Translation adjustments are accumulated and reported as a component of accumulated other comprehensive income. The amount of accumulated comprehensive income related to foreign currency translation was $2.8 million at December 31, 2009 and $1.9 million at December 31, 2008. See Note 2 for a discussion of the foreign currency translation.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Employment Agreements: The Company entered into employment agreements with terms of two to three years with certain members of management with automatic one-year renewal periods at expiration dates. The agreements provide for, among other things, compensation, benefits and severance payments.

Litigation: The Company is involved in legal actions which arise in the ordinary course of its business. Although the outcomes of any such legal actions cannot be predicted, in the opinion of management, the resolution of any currently pending actions will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

GLOBAL POWER EQUIPMENT GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

The Company is involved in a dispute with a Deltak customer involving the sale of HRSG units stemming from a purchase order dated in January 2006. In March 2007, the customer filed a proof of claim against the Company asserting claims for costs to complete the project totaling approximately $55 million. In addition, the customer filed an objection to the Company’s Plan. In December 2007, the Bankruptcy Court (i) sustained the Company’s objection with respect to the customer’s claim and disallowed its guaranty claim against Global Power, (ii) entered an order overruling the customer’s objection to the Plan and (iii) estimated its claim for the Plan voting purposes at $7 million. On December 27, 2007, the customer filed a notice of appeal. Subsequently, the customer has dropped its appeal on the overruled objection to the Company’s plan. On December 16, 2008, the U.S. District Court for the District of Delaware affirmed the Bankruptcy Court’s order on all issues. On January 12, 2009, the customer filed an appeal of this ruling to the 3rd Circuit Court of Appeals, and that process is now ongoing. If the Company is successful, the customer’s claim will be treated as a general unsecured claim, which under the terms of the Plan, is entitled only to share in the $34 million fund reserve. See Note 2.

Warranty: Estimated costs related to product warranty are accrued as revenue is recognized and included in cost of revenues. Estimated costs are based upon past warranty claims and sales history. Warranty terms vary by contract but generally provide for a term of three years or less. The Company manages its exposure to warranty claims by having its field service and quality assurance personnel regularly monitor projects and maintain ongoing and regular communications with the customer.

A reconciliation of the changes to the Company’s warranty reserve is as follows (in thousands):

	For the Years Ended December 31,
	2009	2008
Balance at the beginning of the period	$11,948	$5,948
Adjustments	(1,393)	—
Provision during the period	1,912	6,550
Settlements made (in cash or in kind) during the period	(1,486)	(550)

Balance at the end of the period	$10,981	$11,948

Leases: The Company leases machinery, transportation equipment and office, warehouse and manufacturing facilities, which are noncancellable and expire at various dates. Total rental expense for all operating leases for 2009, 2008 and 2007 was approximately $1.6 million, $1.9 million and $1.9 million, respectively.

Future minimum annual lease payments under these noncancellable operating leases at December 31, 2009 are as follows (in thousands):

December 31,
2010	$1,365
2011	779
2012	466
2013	442
2014	355
Thereafter	—

Total	$3,407

None of the leases include contingent rental provisions.

Employee Benefit Plans: The Company maintains a 401(k) plan covering substantially all of the Company’s employees in the United States. Expense for the Company 401(k) plan for 2009, 2008 and 2007 was approximately $1.3 million, $1.1 million and $0.9 million, respectively.

Contingencies: At December 31, 2009 and 2008, the Company had a contingent liability for issued and outstanding stand-by letters of credit, generally issued to secure performance on customer contracts. The balance of stand-by letters of credit totaled approximately $22.2 million for the domestic entities and $13.3 million (US dollars) for foreign entities at December 31, 2009 and $19.0 million for the domestic entities and $11.6 million (US dollars) for foreign entities at December 31, 2008. Currently, there are no amounts drawn upon these letters of credit.

GLOBAL POWER EQUIPMENT GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

In addition, at December 31, 2009 and 2008, the Company had outstanding surety bonds on projects of approximately $8.5 million and $17.8 million, respectively.

In light of the recent credit market crisis, the Company evaluated its banking relationships with regard to cash and available credit. The Company maintains cash in depository accounts at various FDIC insured banks and financial institutions. Although the Company maintains cash balances in excess of the FDIC insured limits, management believes this risk is mitigated by using financial institutions that are rated investment grade according to credit rating agencies. To the extent that the credit crisis affects the counterparties in the Credit Facility, the Company may have difficulty accessing all the available credit under this facility.

NOTE 11 – SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow disclosures are as follows (in thousands):

	For the Years Ended December 31,
	2009	2008	2007

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$8,848	$11,632	$5,872
Income taxes	976	1,812	(425)

SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES:
Issuance of Common Shares for advisor success fees pursuant to the Plan of Reorganization	$—	$856	$—

NOTE 12 – SEGMENT INFORMATION

The “Management Approach” called for by ASC 280, Segment Reporting, has been used by Company management to present the segment information which follows. The Company considered the way its management team makes operating decisions and assesses performance and considered which components of its enterprise have discrete financial information available. Management makes decisions using a products and services group focus and its analysis resulted in two operating segments, Products Division and Services Division. The Company evaluates performance based on net income or loss not including certain items as noted below. Intersegment revenues and transactions were not significant. Interest expense is allocated based on the amount of capital employed for each division. Corporate assets consist primarily of cash and deferred tax assets.

The following tables present information about segment income (in thousands):

	Products Division Years Ended December 31,			Services Division Years Ended December 31,
	2009	2008	2007	2009	2008	2007
Revenues	$193,150	$311,603	$208,085	$347,460	$245,161	$195,333
Interest expense	4,713	6,744	5,657	4,954	4,923	4,400
Depreciation and amortization	1,936	1,711	2,243	2,215	2,081	195
Income tax provision	3,560	2,568	2,959	1,722	583	2,162
Segment income	9,088	32,976	13,184	9,724	1,768	(1,051)

Total Assets	$129,497	$165,739	$140,700	$125,015	$94,469	$82,494

GLOBAL POWER EQUIPMENT GROUP INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Continued

The following table presents information, which reconciles segment information to consolidated totals (in thousands):

	Years ended December 31,
	2009	2008	2007

Net income:
Total segment income	$18,812	$34,744	$12,133
Income from discontinued operations	10,105	23,668	6,028
Reorganization expense	(1,030)	(23,574)	(33,102)

Consolidated net income (loss)	$27,887	$34,838	$(14,941)

The following table presents information, which reconciles segment information to consolidated totals (in thousands):

	As of December 31,
	2009	2008
Assets:
Total segment assets	$254,512	$260,208
Non allocated corporate assets	74,708	40,831

Total consolidated assets	$329,220	$301,039

The following presents revenues by geographical region based on the Company’s operating locations. Products are often shipped to other geographical areas but revenues are listed in the region in which the revenue is recognized (in thousands):

	Years ended December 31,
	2009		2008		2007
	Revenue Recognized In	Product Shipped To	Revenue Recognized In	Product Shipped To	Revenue Recognized In	Product Shipped To
U.S. and Canada	$486,598	$413,791	$458,075	$372,512	$342,001	$298,424
Europe	38,471	31,345	80,792	20,704	40,355	8,263
Mexico	10,518	364	16,350	116	19,832	11
Asia	5,023	26,113	1,547	17,999	1,230	10,970
Middle East	—	63,681	—	112,374	—	70,387
Other	—	5,316	—	33,059	—	15,363

Total	$540,610	$540,610	$556,764	$556,764	$403,418	$403,418

NOTE 13 – SUBSEQUENT EVENTS

On January 7, 2010, pursuant to Amendment No. 3 of the Credit Facility, the Company prepaid $20 million of the term note balance upon execution of the amendment without a pre-payment penalty charge. The pre-payment was comprised of $5 million payment of the 2010 quarterly amortization payments and $15 million applied against the 2009 excess cash flow payment. The prepaid amount is included under current liabilities on the consolidated balance sheet.

On March 24, 2010, the Company issued 31,250 shares of Restricted Stock to each member of the Board of Directors under the 2008 Director’s Equity Incentive Plan.

On March 31, 2010, the Company paid the $20.7 million balance due on the excess cash flow payment calculated as of December 31, 2009 (unaudited).

On April 22, 2010, the Company held its Annual Meeting of Stockholders in New York for the purpose of (a) electing directors and (b) approving a reverse stock split as described in the Company's proxy statement; both measures were approved (unaudited).

Schedule II

VALUATION AND QUALIFYING ACCOUNTS

YEAR ENDED DECEMBER 31, 2009, 2008 AND 2007

		Additions
(in thousands)	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
2009
Allowance for doubtful accounts	$3,122	$115	$—	$(1,649)	$1,588

Accrued warranty reserves	$11,948	$1,912	$—	$(2,879)	$10,981

Valuation allowance for deferred tax assets	$102,535	$(10,502)	$—	$—	$92,033

2008
Allowance for doubtful accounts	$8,001	$8,283	$—	$(13,162)	$3,122

Accrued warranty reserves	$5,948	$6,550	$—	$(550)	$11,948

Valuation allowance for deferred tax assets	$108,257	$(5,722)	$—	$—	$102,535

2007
Allowance for doubtful accounts	$3,141	$5,024	$—	$(164)	$8,001

Accrued warranty reserves	$4,974	$3,066	$—	$(2,092)	$5,948

Valuation allowance for deferred tax assets	$93,807	$14,450	$—	$—	$108,257

The “deductions” column of allowance for doubtful accounts represents write-offs of fully reserved accounts receivable net of recoveries.

The “deductions” column for accrued warranties represents settlements made during the period.